2005 Annual Report

Contents

Five Year Financial Highlights	1
Corporate Profile	2
Chairman’s Letter to Shareholders	4
Management’s Responsibility for the Financial Statements and Management’s Report on Internal Control over Financial Reporting	19
Auditors’ Report to the Shareholders	20
Valuation Actuary’s Report	21
Fairfax Consolidated Financial Statements	22
Notes to Consolidated Financial Statements	28
Management’s Discussion and Analysis of Financial Condition and Results of Operations	52
Fairfax – Unconsolidated Statements of Earnings	125
Appendix A – Fairfax Guiding Principles	126
Consolidated Financial Summary	127
Corporate Information	128

2005 Annual Report
Five Year Financial Highlights

	(in US$ millions except share and per share data or as otherwise indicated)
	2005	2004		2003		2002		2001
Revenue	5,878.2	5,792.6		5,713.9		5,067.4		3,962.0
Net earnings (loss)	(497.9)	(19.8	)(1)	270.0	(1)	263.0		(223.8)
Total assets	27,565.7	26,331.3		25,018.3		22,224.5		22,200.5
Common shareholders’ equity	2,709.9	2,974.7		2,680.0		2,111.4		1,894.8
Common shares outstanding – year-end (millions)	17.9	16.1		13.9		14.1		14.4
Return on average equity	(17.9%)	(1.0%)		10.9%		13.0%		(12.0% )
Per share
Diluted net earnings (loss)	(30.72)	(2.16)		18.23		18.20		(18.13)
Common shareholders’ equity	151.52	184.86		192.81		149.31		132.03
Market prices
TSX–Cdn$
High	218.50	250.00		248.55		195.00		289.00
Low	158.29	147.71		57.00		104.99		160.00
Close	168.00	202.24		226.11		121.11		164.00
NYSE–US$
High	179.90	187.20		178.50		90.20	(2)	–
Low	126.73	116.00		46.71		77.00	(2)	–
Close	143.36	168.50		174.51		77.01	(2)	–

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6 to the consolidated financial statements.

(2)	Since listing on December 18, 2002.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile
Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to achieve a high rate of return on invested capital and build long term shareholder value. The company has been under present management since September 1985.
Canadian insurance – Northbridge
Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market as well as in selected U.S. and international markets. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2005, Northbridge’s net premiums written were Cdn$1,188.5 million. At year-end, the company had capital of Cdn$1,026.8 million and there were 1,573 employees.
U.S. insurance
Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division at C&F. In 2005, C&F’s net premiums written were US$866.9 million. At year-end, the company had capital of US$999.6 million ($961.2 million on a US GAAP basis) and there were 1,015 employees.
Asian insurance – Fairfax Asia
Falcon Insurance, based in Hong Kong, writes property and casualty insurance to niche markets in Hong Kong. In 2005, Falcon’s net premiums written were HK$231.7 million (approximately HK$7.8 = US$1). At year-end, the company had capital and surplus of HK$274.2 million and there were 116 employees.
First Capital, based in Singapore, writes property and casualty insurance primarily to Singapore markets. In 2005, First Capital’s net premiums written were SGD27.8 million (approximately SGD1.7 = US$1). At year-end, the company had capital and surplus of SGD74.4 million and there were 33 employees.
Reinsurance – OdysseyRe
OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance business, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2005, OdysseyRe’s net premiums written were US$2,314.1 million. At year-end, the company had capital of US$1,534.5 million (US$1,623.4 million on a US GAAP basis) and there were 592 employees.
Runoff and Group Re
The U.S. runoff group consists of the company resulting from the December 2002 merger of TIG and International Insurance. At year-end, the merged company had capital of US$1,372.6 million (statutory capital and surplus of US$597.3 million).

The European runoff group consists of RiverStone Insurance UK and Dublin, Ireland-based nSpire Re. At year-end, this group had combined capital (excluding amounts related to financing the acquisition of Fairfax’s U.S. insurance and reinsurance companies) of US$225.7 million.
The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage the U.S. and the European runoff groups. TRG/RiverStone has 411 employees in the U.S., located primarily in Manchester, New Hampshire and Dallas, and 136 employees in its offices in the United Kingdom.
Group Re primarily constitutes the participation by CRC (Bermuda), Wentworth (based in Barbados) and nSpire Re in the reinsurance of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as the third party reinsurers. In 2005, its net premiums written were US$326.5 million.
Other
Lindsey Morden Group provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services, through a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. In 2005, revenue totaled Cdn$432.2 million. At year-end, the group had 3,627 employees located in 289 offices.
MFXchange, established in 2002 and based in Parsippany, New Jersey with offices in Toronto, Dallas and Ireland, designs, creates and markets a full range of state of the art technology products and services for the insurance industry, including the insurance, reinsurance and runoff subsidiaries of Fairfax.
Hamblin Watsa Investment Counsel was founded in 1984 and provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.
Notes:

(1)	All companies are wholly owned except for three public companies: 59.2%-owned Northbridge Financial, 80.1%-owned OdysseyRe, and 81.0%-owned Lindsey Morden Group.

(2)	The foregoing lists all of Fairfax’s operating subsidiaries. The Fairfax corporate structure (i.e., excluding a 26.0% interest in the ICICI/Lombard joint venture and investments in Hub International and Advent) includes a number of companies, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), which are not part of these operating groups. These companies had no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:
Last year was the toughest year in our history. Record losses from Hurricanes Katrina, Rita and Wilma, combined with large runoff losses and restrained investment income due to our very conservative investment position, resulted in a record $498 million* or $30.72 per share loss at Fairfax. We lost 17.9% of shareholders’ equity in 2005 (compared to a return on equity of about 4.9% for the S&P500 and 24.1% for the S&P/TSX). For the third time in our history, book value per share dropped – by 18.0% to $151.52 per share – and our share price dropped 14.9% to $143.36 from $168.50 at year-end 2004. Not a great way to end the second decade of our existence. However, in spite of the losses in 2004/2005, over the past two decades Fairfax has compounded book value at a rate of 25.9% per year from $1.52 per share to $151.52 per share, and the stock price has followed, from $2.38 (Cdn$3.25), at a compound rate of 22.7% per year.
Our track record over the past 20 years can be split into two periods – the period from 1985 to 1998 when we earned an average 20.5% return on equity and book value compounded at a rate of approximately 40% per year, and the seven year stretch from 1999 to 2005 when we earned an average return on equity of less than 1% and book value compounded at a rate of approximately 3% per year. The last seven years have been very disappointing to me personally, to the management of the company, to our Board and of course to you our shareholders. We never expected to have a dry spell that would last this long. However, during this time period we have built three excellent insurance/ reinsurance operations (Northbridge, Crum & Forster and OdysseyRe). In the process of building these operations, we have segregated in our runoff unit the discontinued lines of business from these operations and the former MGA-controlled program business at TIG, and we now have a runoff organization that has a good prospect of approaching breakeven this year (including the results of Group Re) and has the ability to make a return in the future by offering its services to others. Most importantly, our guiding principles (again reproduced in Appendix A) have been tested and have survived – exactly the right foundation on which to build our company over the next 20 years.
Let me show you what we have built in the past seven years.
Northbridge
(Cdn$)

				Average
	1999		2005	(2002-2005)(3)
Gross premiums written	840		1,876
Net premiums written	521		1,188
Shareholders’ equity	394	(1)	1,027
Investment portfolio	1,069	(1)	2,594 (2)
Combined ratio	115.9%		92.9%	92.7%
Return on equity	2.5%		21.0%	18.8%

(1)	As at December 31, 1998.

(2)	Net of economic hedges against a decline in the equity markets.

(3)	Simple four-year average.
Northbridge is the largest commercial lines company in Canada, with gross premiums in 2005 of Cdn$1.9 billion, net premiums of Cdn$1.2 billion and shareholders’ equity in excess of Cdn$1 billion. It is focused on underwriting profitability: its average combined ratio in the past four years has been 92.7% and it has earned a 16.5% (expressed in Canadian dollars) return on equity over 20 years at the insurance company level (with no leverage). In addition, it has an admirable reserving track record: over the past ten years, it has had a weighted average annual redundancy of 4.8% on an accident year basis.

*	Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

We have had excellent management at Northbridge led by Byron Messier, Mark Ram (Markel), Rick Patina (Lombard), Ron Schwab (Commonwealth) and John Paisley (Federated). At the end of 2005, as planned, Byron Messier retired from Northbridge after a very successful career of almost 40 years in the Canadian property and casualty insurance industry, the last eleven years of which were with Fairfax. Since Byron joined Fairfax through our purchase of Lombard, Lombard has doubled its premium base and tripled its shareholders’ equity. Byron was also instrumental in the success of Northbridge when it went public in 2003 and was key to the establishment of Falcon, ICICI Lombard and Hub. We thank Byron for his significant accomplishments and wish him well in his retirement. Byron was succeeded at Northbridge by Mark Ram, who has built Markel into one of Canada’s most respected insurance companies with an outstanding track record. Silvy Wright, who has worked closely with Mark since 1994, has taken over as President and CEO of Markel. Earlier in the year, when Northbridge’s Chief Financial Officer, Greg Taylor, moved to Fairfax, John Varnell, who had retired as Fairfax’s Chief Financial Officer seven years ago and who we knew had the experience and knowledge to serve as the Chief Financial Officer of Northbridge, seamlessly assumed that position.
Crum & Forster

					Average
	1999		2005		(2002-2005)(4)
Gross premiums written	745		1,098
Net premiums written	599		867
Shareholders’ equity	949	(1)	1,000	(2)
Investment portfolio	3,301	(1)	3,152	(3)
Combined ratio	122.2%		101.4%		105.2%
Return on equity	(2.1)%		10.8%		10.0%

(1)	As at December 31, 1998.

(2)	After dividend payments of $353 million.

(3)	Net of economic hedges against a decline in the equity markets.

(4)	Simple four-year average.
Crum & Forster is a large U.S. commercial lines company operating on a national platform with gross premiums in 2005 of $1.1 billion, net premiums of $0.9 billion and shareholders’ equity of $1.0 billion. It is focused on underwriting profitability: its average combined ratio in the past four years is 105.2% (93.0% on an accident year basis excluding the 2004 and 2005 hurricanes) and it has earned an average return on equity since acquisition in August 1998 of 8.3% (at the insurance company level). Any prior period reserve development was absorbed in the hard markets of 2002 – 2005 and we feel that the company is well reserved, given the cumulative $3.3 billion of net premiums written in the 2002 – 2005 hard market. We have excellent management at Crum & Forster with Nick Antonopoulos and Joe Braunstein, Doug Libby (Seneca) and recently Marc Adee (Fairmont).

FAIRFAX FINANCIAL HOLDINGS LIMITED

OdysseyRe

				Average
	2001*		2005	(2002-2005)(3)
Gross premiums written	1,154		2,641
Net premiums written	985		2,314
Shareholders’ equity	978	(1)	1,534
Investment portfolio	2,673	(1)	5,531 (2)
Combined ratio	115.4%		117.2%	102.8%
Return on equity	(2.3)%		(7.2)%	11.1%

*	OdysseyRe was taken public in June 2001.

(1)	As at December 31, 2000.

(2)	Net of economic hedges against a decline in the equity markets.

(3)	Simple four-year average.
One of the largest broker reinsurance companies in the world, OdysseyRe has a global franchise with gross premiums in 2005 of $2.6 billion, net premiums of $2.3 billion and shareholders’ equity of $1.5 billion. It is focused on underwriting profitability: its average combined ratio in the past four years has been 102.8% (86.6% on an accident year basis, excluding the 2004 and 2005 hurricanes) and it has earned an average return on equity for the four years since 2001, the year in which it went public, of 11.1%. Any prior period reserve development was absorbed in the hard markets of 2002 – 2005 and we feel that the company is well reserved, given the cumulative $8.4 billion of net premiums written in the 2002 – 2005 hard market. Andy Barnard has built OdysseyRe from Skandia Re America that we acquired in 1996 (with net premiums written of $201 million and shareholders’ equity of $365 million) together with Mike Wacek (Americas), Brian Young (London market), Lucien Pietropoli (Euro-Asia) and Jim Migliorini (U.S. insurance). We were very pleased last year to welcome Rob Giammarco as Chief Financial Officer at OdysseyRe after more than a decade on Wall Street.
Runoff
With claims volumes declining, Dennis Gibbs, the CEO of our runoff operations, decided to reduce operating expenses in Europe and in the U.S. while continuing to pursue runoff opportunities on both sides of the Atlantic. With these actions, together with significant commutations and reserve book-ups in both the U.S. and Europe in 2005 (see page 71 in the MD&A for more details), the runoff operations (including Group Re) hope to approach breakeven in 2006 for the first time since TIG was put into runoff in late 2002.

To give you a sense of what Fairfax has gone through in the last seven years, please note the following:

1999 - 2005
($ billions)
Cumulative underwriting losses
Insurance and reinsurance(1)	1.1
Runoff(2)	3.1
Other costs	0.2

Total underwriting losses	4.4
Corporate overhead and other	0.2
Interest costs	0.9

Total losses and expenses	5.5

Interest and dividends – Operating companies	2.0
– Runoff	0.9

– Total	2.9

Realized gains – Operating companies	1.6
– Runoff	0.8

– Total	2.4

Total investment income	5.3

Pre-tax loss	(0.2)
Negative goodwill	0.3
Minority interests	(0.3)
Tax recovery	0.2

Net income	–

(1) Includes $1.0 billion of losses from the 2004 and 2005 hurricanes and the 2001 World Trade Center tragedy.
(2)  Includes $0.6 billion of losses from TIG for 1999 – 2001 prior to its inclusion in runoff.
On a cumulative basis, over the past seven years, including huge hurricane losses in 2004 and 2005, we essentially broke even. Please note, $2.9 billion in investment income and $2.4 billion in realized gains were absorbed by the underwriting losses in both the operating companies and runoff. As underwriting discipline has been established in our operating companies, and the runoffs in the U.S. and Europe are significantly smaller and more stable than in the past (for example, TIG’s claims count has dropped from 55,000 as at December 31, 2002 to 14,000 currently), these losses should not be repeated in the future.
Also, of our operating companies’ $6.9 billion in net reserves as at December 31, 2005, approximately 79% have arisen during the hard markets of 2002 – 2005. Runoff net reserves were only 26% of our total $9.3 billion of net reserves at the end of 2005, as compared to 46% at the end of 2001.
This is the reason for the great enthusiasm in our company as we embark on the third decade of our existence. Simply said, we believe strongly that the record of Fairfax in the next five years should be similar to (though less spectacular than) its first thirteen year record rather than its last seven year record, and that we are ready to reap the rewards of the extraordinary amount of work that we have put in during our biblical seven lean years.

FAIRFAX FINANCIAL HOLDINGS LIMITED

While 2005 (an annus horribilis!!) is a year to be forgotten, let us first put 2005 underwriting performance in perspective.

	Years ended
	December 31,

	Combined Ratio

	2005	2004	2003
	(%)
Canadian Insurance – Northbridge	92.9	87.7	92.6
U.S. Insurance –
Crum & Forster	101.4	106.5	104.4
Fairmont	97.8	99.3	99.2

Total	100.9	105.4	103.3

Asian Insurance – Fairfax Asia	93.0	91.9	96.0
Reinsurance – OdysseyRe	117.2	98.1	96.9

Total Fairfax	107.6	97.5	97.6

As you can see from the table, the consolidated combined ratio for Fairfax was 107.6% in 2005, which included 13.9 percentage points in losses from Hurricanes Katrina, Rita and Wilma. The underlying underwriting performance excluding hurricanes remained strong in 2005, and with improved pricing and terms for exposed property business in the U.S. Gulf Coast, prospects for an underwriting profit in 2006 look good – even if there is substantial hurricane activity. However, you should remember that the insurance business is always exposed to natural catastrophes, not only hurricanes in Florida and the Gulf Coast but also earthquakes in California, Japan and other parts of the world and storms in Europe and Asia (typhoons). In 2005, Hurricanes Katrina, Rita and Wilma cost us $431 million, $84 million and $201 million, respectively, for a total of $716 million. This total of $716 million includes $610 million at our operating companies or 13.9 points on their combined ratio, compared with 5.1 points in 2004 for the 2004 hurricanes and essentially nothing for hurricanes in 2003. By comparison, the World Trade Center tragedy cost us 4.9 combined ratio points and Hurricane Andrew 9.3 points. You can see that the 2005 hurricanes, which produced the largest loss ever experienced by the P&C industry, cost us by far the largest combined ratio points in our history. Were we surprised at these losses? With the exception of Wilma losses for OdysseyRe from Mexico, our experience (particularly with 80% of New Orleans being flooded), relative to others in the industry and in absolute terms, was within our expectations. Our focus continues to be to contain worst case events to a maximum of one year’s investment income, recognizing that in the property and casualty industry, catastrophe losses can be lethal. For example, 20th Century lost almost all of the $700 million of capital it had accumulated over 30 years from the Northridge, California earthquake losses in 1994. In that year, 20th Century collected earthquake premiums of less than $50 million but suffered losses of about $1 billion. As another example, Hurricane Andrew in 1992 more than eliminated all the profits Allstate had made in the state of Florida in the over 50 years it had been in business. Again, a reminder that premiums and losses are often not correlated in this industry.

We have updated the float table for our operating companies that we last showed in this letter in 2003:

				Average
				long
				term
				Canada
			Benefit	treasury
Year	Underwriting	Average	(Cost)	bond
	profit (loss)	float	of float	yield
2001	(579.8)	4,690.4	(12.4%)	5.8%
2002	(42.8)	4,355.2	(1.0%)	5.7%
2003	87.7	4,405.5	2.0%	5.4%
2004	108.4	5,350.5	2.0%	5.2%
2005	(330.6)	6,606.4	(5.0%)	4.4%
Weighted average since inception in 1985			(4.5%)	5.7%
Fairfax weighted average financing differential since inception: 1.2%
Float is the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 23.5% in 2005, but with a cost of 5.0% due to the unprecedented hurricane activity. Since inception in 1985, Fairfax had a weighted average cost of float of 4.5% versus the average long term Canada treasury bond yield of 5.7% — i.e., a differential of 1.2% in our favour.
The table below shows you the breakdown of our total year-end float for the past five years:

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total
2001	384.0	2,677.4	–	1,496.6	4,558.0	1,049.0	5,607.0
2002	811.7	1,552.6	59.2	1,728.8	4,152.3	1,579.9	5,732.2
2003	1,021.1	1,546.9	88.0	2,002.7	4,658.7	1,502.8	6,161.5
2004	1,404.2	1,657.1	119.7	2,861.4	6,042.4	1,187.4	7,229.8
2005	1,461.8	1,884.9	120.2	3,703.5	7,170.4	1,356.6	8,527.0
In 2005, the Canadian insurance float increased by 4.1% (at no cost), the U.S. insurance float increased by 13.7% (at a cost of 0.5%), the Asian insurance float remained constant (at no cost) and the reinsurance float increased by 29.4% (at a cost of 12.0%). The runoff float increased by 14.2%, largely due to the receipt of funds on commutations. Taking all these components together, total float increased by 17.9% to $8.5 billion at year-end 2005.
Investment performance in 2005 was again restrained by our very conservative position which included not reaching for yield, maintaining large cash positions, hedging a significant portion of our common stock holdings against a decline in the equity markets and the purchase of a significant credit default swap position. Interest and dividends earned increased 27% to $466 million in 2005 while realized gains increased to $511 million from $359 million in 2004 (prior to $159 million and $71 million of non-trading losses in 2005 and 2004, respectively). Our hedges cost us $148 million in 2005 (included in non-trading losses of $159 million) as net unrealized mark to market losses reduced net realized gains. We expect the unrealized losses from our hedges to be just that (i.e., unrealized) and at the end of the day we expect them to protect our portfolios from a 1 in 50 year or 1 in 100 year event in the financial markets. The net total return on our investment portfolio was 6.5%, slightly ahead of last year but significantly lower than the 9.3% earned on average over the past 20 years. Our investment portfolios were up 10.2% to $14.9 billion in 2005 and were approximately $833 per share,

FAIRFAX FINANCIAL HOLDINGS LIMITED

similar to $840 per share at year end 2004 in spite of the 11.1% increase in shares outstanding in 2005.
We again concentrated on reducing financial risk and strengthening our balance sheet in 2005. In this regard, we did the following:

1.	We raised $300 million by issuing 1.84 million shares at $162.75 per share. We felt that this issue would see us through the next five years while maintaining a large amount of cash in the holding company. One of our largest shareholders took half the issue. As with the last issue, we did not like the price, but we liked the long term partners. To put our recent issue in perspective, please consider the following: We issued approximately 9.8 million shares as we expanded from 1991 to 1999 through acquisitions. Since 1991, we have repurchased a total of 1.8 million shares but also issued 5.5 million shares, primarily to maintain our financial strength through the seven lean years discussed earlier. In total, since we began in 1985, shares outstanding have increased from 5 million to approximately 18 million – a 3.6 times increase – while net premiums earned and investment assets have increased by 456 times and 622 times, respectively. This, of course, has resulted in very significant increases in net premiums earned per share (from $2 at inception to $285 at the end of 2005) and investments per share (from $5 at inception to $833 at the end of 2005). Again, we expect to recoup the small dilution in book value per share from this issue by the additional flexibility that this issue will provide.

2.	In connection with the business of Fairmont being carried on as a division of Crum & Forster at the beginning of 2006, Fairmont’s capital of $181 million was contributed to TIG in exchange for 7.7 million shares of OdysseyRe.

3.	With the approval of the California Department of Insurance, the TIG trust established when we put TIG into runoff in 2002 was completely liquidated. When we placed TIG into runoff, all of our OdysseyRe shares were held at TIG or in the TIG trust, whereas we now hold 44.6 million (80%) of our OdysseyRe shares (including the 7.7 million shares referred to above), with a market value in excess of $1 billion, at the holding company level (the remainder are mainly held by TIG). We have also deferred our note due to TIG (now $122.5 million) for another year to June 30, 2007.

4.	Lindsey Morden, under Jan Christiansen, was profitable in 2005 with good cash flows.

5.	We ended the year with $559 million in cash, short term investments and marketable securities at the holding company level.
As we first did last year, we have included segmented balance sheets in the MD&A (please see page 57) that supplement the segmented income statements shown on page 55. These statements show investment portfolios, reinsurance recoverables, provisions for claims and the other balance sheet items by company. Shown below is how our consolidated capital is invested.

	Insurance			Reinsurance

	Canadian		Asian		Operating	Runoff and	Lindsey	Corporate
	(Northbridge)	U.S.	(Fairfax Asia)	(OdysseyRe)	Companies	Other	Morden	and Other	Fairfax
Debt	–	300.0	–	469.5	769.5	–	171.2	1,602.3	2,543.0
Non-controlling interests	358.6	–	–	374.0	732.6	–	13.0	8.3	753.9
Investments in Fairfax affiliates	–	118.8	–	88.5	207.3	487.6	–	(694.9)	–
Shareholders’ equity	520.4	1,061.4	92.3	1,072.0	2,746.1	1,240.7	55.4	(1,136.3)	2,905.9

Total capital	879.0	1,480.2	92.3	2,004.0	4,455.5	1,728.3	239.6	(220.6)	6,202.8

% of total capital	14.2%	23.9%	1.5%	32.3%	71.9%	27.9%	3.9%	(3.7)%	100.0%

As you can see, of Fairfax’s total capital of $6,202.8 million, approximately 14% is invested in Northbridge (compared to 11% in 2004), 24% in U.S. insurance (23% in 2004), 2% in Fairfax Asia (essentially unchanged from 2004) and 32% in OdysseyRe (29% in 2004), for a total of 72% in our insurance and reinsurance operations. The remaining 28% is invested in our runoff operations. Fairfax’s investment in runoff of $1,728.3 million includes $487.6 million of investments in affiliates (which is mainly the 10.9 million shares of OdysseyRe and the shares of Fairmont owned by TIG) and a $795.0 million future income taxes asset (described on page 80). Excluding the investment in affiliates and the tax loss carryforwards, Fairfax has $445.7 million invested in its runoff operations, or approximately 7% of its total capital.
How did each of these operations do in 2005? Shown below for 2005 is the net income from each of our operations and the return on equity of our operating companies.

	Insurance			Reinsurance

	Canadian		Asian			Operating	Runoff and	Lindsey	Corporate
	(Northbridge)	U.S.	(Fairfax Asia)	(OdysseyRe)		Companies	Other	Morden	and Other	Fairfax
Net income after taxes	163.4	118.1	7.3	(107.4)		181.4	(533.5)	6.7	(152.5)	(497.9)
Return on average equity	20.4%	10.2%	7.8%	(7.2%	)	5.1%
In spite of unprecedented hurricane activity and our cautious investment strategy, Northbridge and Crum & Forster produced good returns on shareholders’ equity, while OdysseyRe had a loss. Our operating companies were profitable in total, generating a 5.1% return on average equity. As discussed earlier, runoff lost significant money, while Lindsey Morden was profitable. Assuming runoff results approach breakeven, any profits from our operating companies will flow through to our shareholders.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below shows the sources of our net earnings with Lindsey Morden equity accounted. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2005	2004
Underwriting
Insurance – Canada (Northbridge)	68.2	115.5
– U.S.	(9.1)	(55.0)
– Asia (Fairfax Asia)	4.8	4.7
Reinsurance (OdysseyRe)	(394.5)	43.2

Underwriting income (loss)	(330.6)	108.4
Interest and dividends	345.4	301.4

Operating income	14.8	409.8
Realized gains	294.3	162.7
Runoff and other	(641.5)	(193.6)
Claims adjusting (Fairfax portion)	5.4	(15.4)
Interest expense	(185.7)	(153.3)
Corporate overhead and other	(8.8)	(76.3)

Pre-tax income (loss)	(521.5)	133.9
Taxes	69.4	(74.6)
Non-controlling interests	(45.8)	(79.1)

Net earnings (loss)	(497.9)	(19.8)

The table shows the results from our insurance and reinsurance (underwriting and investments), runoff and other, and non-insurance operations. Runoff and other operations include the U.S. runoff group, the European runoff group and our participation in the reinsurance of our subsidiaries, by quota share or through our participation in those subsidiaries’ third party reinsurance programs (referred to as “Group Re”). Claims adjusting shows our equity-accounted share of Lindsey Morden’s after-tax results. Also shown separately are net realized gains at our operating companies so that you can better understand our earnings from our insurance and reinsurance operations.
Operating income dropped dramatically to $14.8 million in 2005 because of an underwriting loss of $330.6 million emanating from the $610 million of hurricane losses from Hurricanes Katrina, Rita and Wilma ($716 million including $106 million from Group Re). While investment income increased in 2005 to $345.4 million from $301.4 million in 2004, it was negatively impacted by losses from Advent of $45.1 million in 2005 (compared to income from Advent of $4.1 million in 2004). The gross yield on the portfolio continued to be low at 3.85% (3.29% net of guaranteed 7% interest on funds withheld treaties) as we did not reach for yield by taking additional credit risk. The opportunity cost of not reaching for yield is significant, as every 1% increase in yield would result in a $142 million increase in interest and dividend income.
Net realized gains at our operating companies increased significantly in 2005 to $294.3 million – $409.2 million prior to $114.9 million of non-trading mark to market losses on our hedges and other derivatives.
The runoff and other losses in 2005 of $641.5 million consisted of $70.4 million from operating costs in excess of investment returns (including net realized gains), and $571.1 million of charges relating to a number of items, including reserve strengthening and hurricane losses at Group Re (details are on page 76 in the MD&A). As a result of actions taken in 2005 and planned for 2006, we hope to approach a breakeven result in our runoff operations in 2006 without any unusual items – but until we achieve it, please take this with a grain of salt.

Interest costs increased in 2005, reflecting the additional debt incurred by Fairfax in 2004 and by OdysseyRe in 2005. Interest and dividend income from holding company cash, short term investments and marketable securities and performance fees for investment management both increased in 2005, contributing to a drop in corporate overhead.
Reserving
For our operating companies, our reserves held up well. Northbridge and Crum & Forster both had redundancies while OdysseyRe’s emergence was absorbed in its combined ratio. As mentioned previously, our significant expansion in the hard markets of 2002  – 2005 gives us comfort that we are well reserved. Our gold standard is Northbridge: in the past ten years, Northbridge has had an annual weighted average redundancy of 4.8% on an accident year basis.
As for our runoff and other reserves, excluding $139.2 million resulting from commutations and the settlement of reinsurance disputes, our review resulted in reserve strengthening of $259.8 million, as shown in the MD&A on page 76.
Canadian GAAP vs US GAAP
The major differences between Canadian GAAP and US GAAP, discussed more fully in last year’s Annual Report, are updated and discussed in note 20 to the consolidated financial statements on page 48. You will note that there is currently only a small difference between common shareholders’ equity under the two methods. After 2006, Canadian GAAP will, like US GAAP, require stocks and bonds to be marked to market and the unrealized gains or losses after taxes to be included in accumulated other comprehensive income in shareholders’ equity. Welcome to the new volatility in our book value per share based on fluctuating market values of stocks and bonds!!
Financial Position

	December 31,	December 31,
	2005	2004(1)
Cash, short term investments and marketable securities	559.0	566.8
Long term debt – holding company	1,365.3	1,420.9
Long term debt – subsidiaries	769.5	674.9
Purchase consideration payable	192.1	195.2
Net debt	1,767.9	1,724.2
Common shareholders’ equity	2,769.3	3,034.1
Preferred shares and trust preferred securities of subsidiaries	189.0	189.0
OdysseyRe non-controlling interest	374.0	281.0
Total equity	3,332.3	3,504.1
Net debt/equity	53%	49%
Net debt/total capital	35%	33%
Interest coverage	N/A	1.9x

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6 to the consolidated financial statements.
During 2005, we issued $300 million of equity to solidify the strength of our balance sheet and achieve the financial flexibility that has been our hallmark in the past. In spite of the loss in 2005, we maintained our financial ratios, and we will strive over time to reduce our financial leverage significantly. As mentioned in last year’s Annual Report, Fairfax has significantly enhanced financial flexibility now because Northbridge and OdysseyRe, as public companies, enjoy access to the capital markets. In fact, OdysseyRe, after the hurricane losses, raised $200 million in 2005 in common stock and preferred stock issues (Fairfax purchased sufficient

FAIRFAX FINANCIAL HOLDINGS LIMITED

shares in the common stock issue to maintain its interest in OdysseyRe at over 80%, and chose to purchase $15 million of the preferred stock). As Crum & Forster’s debt is registered with the SEC, it too has access to financing in the capital markets. All three companies are well financed and have capital in excess of their regulatory requirements, and access to the public markets provides them with significant additional flexibility.
Here’s another way to look at our financial flexibility, even though we do not intend to sell any of our subsidiaries:

At the holding
company level
Cash, short term investments and marketable securities	559
22.4 million shares of Northbridge	670
44.6 million shares of OdysseyRe	1,118

2,347

Holding company debt	1,365
Purchase consideration payable	192
Trust preferred securities of subsidiaries	52

Total*	1,609

*	Does not include the $300 million of Crum & Forster debt or its $1.0 billion of net equity.
Given no significant debt maturities until 2012, Fairfax has significant flexibility and liquidity available to it. The following table shows you that in spite of some difficult times in the past seven years, Fairfax has maintained very significant levels of cash at the holding company level:

	December 31,

	2005	2004	2003	2002	2001	2000	1999
Holding company cash, short term investments and marketable securities	559	567	410	328	522	363	491
Investments
The table below updates the results shown in our 2004 Annual Report. The results are the time-weighted returns achieved by Hamblin Watsa Investment Counsel (Fairfax’s wholly-owned investment manager) on stocks and bonds managed by it during the past 15 years for our U.S. insurance and reinsurance companies (measured in U.S. dollars) and for our Canadian insurance companies (measured in Canadian dollars), compared to the benchmark index in each case.

	5 years	10 years	15 years
Managed for U.S. companies
Common stocks	20.0%	18.6%	19.8%
S&P 500	0.5%	9.1%	11.5%

Bonds	10.4%	8.4%	9.7%
Merrill Lynch Corporate Index	6.6%	6.3%	7.3%

Managed for Canadian companies
Common stocks	26.5%	21.8%	19.8%
S&P/TSX Composite	6.6%	11.0%	10.9%

Bonds	9.0%	8.7%	10.9%
Scotia Capital Universe Index	7.4%	7.7%	9.4%

Our long term results continue to be excellent. However, we are very wary of the risks prevalent in the U.S. As we have mentioned ad nauseam, the risks in the U.S. are many and varied. They emanate from the fact that we have had the longest economic recovery with the shortest recession in living memory. Animal spirits are alive and well and downside risks have long been forgotten. Having lived through the telecom bubble recently and the oil bubble in the late 1970s and early 1980s (and perhaps again today), we see all the signs of a bubble in the housing market currently. It appears to us that buying a house is today viewed as a sure shot investment – perhaps just as housing prices are on their way down, maybe significantly. The U.S. consumer is overextended, savings rates are below zero, credit spreads are at record lows and even emerging market countries are borrowing long term at very low spreads above treasuries. We continue to be fascinated – morbidly – by the recent Japanese experience. The Nikkei Dow dropped from 39,000 in 1989 to 7,600 15 years later while 10-year Japanese government bonds collapsed from 8.2% to 0.5%, totally contrary to normal historical investment experience. Japanese market capitalization dropped from 149% of GDP to 53% in 2002. The U.S. market capitalization is still at about 120% of GDP, down from over 170% in 2000 but way above its 80-year average of 58% and even higher than its 1929 high of 87%!! Speaking of 1929, it took the Dow Jones index 25 years to trade again at the 1929 level, even though long treasuries dropped for much of that time period. In last year’s Annual Report, we mentioned Jeremy Grantham of Grantham Mayo, who said in a Barron’s article that of the 28 bubbles that they have studied in all asset categories (including gold, silver, Japanese equities and 1929), this recent bubble in the U.S. stock market is the only one that has not completely reversed itself (just as it was about to in 2003, it turned and rebounded). Given that recent after-tax profit margins in the U.S. have only been experienced rarely in the past 50 years, regression to the mean is the great danger facing the U.S. stock markets. What does all this mean? Well, for a few years now, we have said that we are protecting our shareholders’ capital from a 1 in 50 year or 1 in 100 year event. By definition, this is a low probability event (like Hurricane Katrina) but we want to ensure that we survive this event if and when it happens.
With about half our equity exposure hedged against the S&P500 (some basis risk as our stock positions are worldwide), the purchase of approximately $250 million in credit default swaps (giving us about 40 times the exposure), and approximately 76% of our investment portfolio in government bonds and cash and cash equivalents (44% in government bonds and 32% in treasury bills), we feel that we have effectively protected our investment portfolios from a potential (though low probability) financial market disaster. The credit default swaps also effectively protect our reinsurance recoverables.
Just a brief overview for you on our credit default swaps, which are 5-year to 10-year fixed income derivatives, which fluctuate with credit spreads, that we have purchased from major banks. Here is an example. To purchase a 5-year $100 million credit default swap on a company that sells at a 30 basis point spread over treasuries, one has to invest 150 basis points (30 basis points/year × 5 years), so $1.5 million purchases protection on an underlying $100 million of credit exposure of the chosen company over the next five years. The maximum loss to the purchaser in 5 years is $1.5 million if the credit spread stays at 30 basis points or tightens even further. On the other hand, if the credit spread on this company doubles to 60 basis points, the credit default swap can be worth as much as $3 million, and if the company goes bankrupt, that swap can be worth up to $100 million. We have a diversified list of companies, mainly financial institutions, with respect to which we have paid approximately $250 million to purchase protection on underlying credit exposures.
Accounting rules require these credit default swaps to be marked to market (similar to our S&P500 hedges) on a quarterly basis and the resulting valuation adjustment to be treated as a realized gain or loss. The following table shows the unrealized mark to market gains and losses

FAIRFAX FINANCIAL HOLDINGS LIMITED

on our equity hedges and credit default swaps during the last three years which, under accounting rules, have been recorded as realized gains and losses on our earnings statements:

	2005	2004	2003
Equity hedges	(46.5)	(75.1)	–
Credit default swaps	(101.6)	(13.7)	(12.5)

	(148.1)	(88.8)	(12.5)

Our efforts in hedging our exposures have cost our earnings a total of $249.4 million over the past three years, reducing our portfolio rate of return by approximately one percentage point in the last two years. However, the game is not over and we are hoping these unrealized losses will be short term losses for long term realized gains.
Gross realized gains in 2005 totaled $625.1 million. After realized losses of $226.8 million (including $158.7 million in mark to market declines recorded as realized losses) and provisions of $46.2 million, net realized gains were $352.1 million. Net gains from fixed income securities were $202.8 million (after $112.2 million of mark to market losses on credit default swaps and put bond warrants), while net gains from common stocks and other derivatives were $199.7 million (after $46.5 million of mark to market losses on our equity hedges).
The principal contributions to common stock realized gains were Zenith National ($85 million, a gain of 149%), H&R REIT ($40 million, a gain of 48%), Boskalis ($20 million, a gain of 83%) and Yellow Pages ($20 million, a gain of 23%).
Our net unrealized gains (losses) by asset class at year-end were as follows:

	2005	2004
Bonds	(89.0)	3.9
Preferred stocks	0.8	0.6
Common stocks	433.3	279.3
Strategic investments*	191.3	139.0
Real estate	0.8	5.5

	537.2	428.3

*	Hub International, Zenith National and Advent
In spite of our generally cautious views on stock markets, we do own some common stocks that fit our long term value-oriented philosophy. Here are our common stock investments broken down by country. As mentioned earlier, approximately 53% of our common stock position is protected through equity hedges.

	Carrying Value	Market Value
United States	854.1	858.2
Canada	273.9	364.2
Other	971.7	1,310.6

	2,099.7	2,533.0

Miscellaneous
Our segmented balance sheets on page 57 show you where your money is invested. Our three major operating companies are worth much more than their carrying value and we are working on achieving that state with our runoff companies as well.
Our company has come a long way since we began in 1985 with one small trucking insurance company in Canada with Cdn$14 million in premiums and Cdn$10 million in shareholders’ capital. Your management team has faced many, many problems during the past 20 years, but with excellent people in a team environment with no egos and a strong will, we have managed to overcome these problems as they arose. Over this time period, we have built three excellent disciplined, underwriting-focused insurance and reinsurance companies, an excellent runoff group and a fledgling insurance business in Asia. We have an outstanding investment team with a proven track record over the long term and the ability to invest opportunistically anywhere in the world. We are confident that all these strengths, together with a set of guiding principles that have met the test of time and our unbroken record of treating people fairly, will serve our shareholders well over the long term. Our focus has always been to build long term shareholder value – and that focus has never been stronger.
Our small group of officers at Fairfax continues to work very hard on your behalf. We are fortunate to have the executive quality within our group to be able to move our officers between roles so that each of them finds the greatest satisfaction. Last year Trevor Ambridge, after serving as Chief Financial Officer for seven years and contributing very significantly both in time and ability to every aspect of Fairfax’s financial matters, determined to concentrate full time on his leadership of various strategic projects within the Fairfax group. Greg Taylor, who had done outstanding work as Chief Financial Officer of Northbridge since its formation, assumed the office of Chief Financial Officer of Fairfax. We thought that Greg had demonstrated over time, including most recently at Northbridge, that he had the skills, experience and energy to assume the Chief Financial Officer function at Fairfax, and he has more than fulfilled our expectations.
It is with much sadness that we announce the retirement of Robbert Hartog as a Director at the ripe old age of 87. Robbert has been with our company from day one as the key founding shareholder who brought Fairfax into existence 20 years ago. He was the Lead Director (even before the term was coined), Chair of the Audit Committee and the truth teller of our company. He devoted endless hours to Fairfax and myself and was our severest critic and our steadfast champion. There was very little we did without bouncing it off Robbert and he kept us on our toes for the past two decades. For his outstanding efforts, on behalf of all Fairfax shareholders we have made him Chairman Emeritus – the first in the history of our company. On behalf of the employees of all of our Fairfax companies and on behalf of all of you, our shareholders, we thank Robbert and wish him well on his retirement.
Paul Murray, who joined our Board last year, will take over from Robbert as Chair of the Audit Committee.
We will very much look forward to seeing you at the annual meeting in Toronto at 9:30 a.m. on Thursday, May 11, 2006 in the Glenn Gould Studio at the Canadian Broadcasting Centre, 250 Front Street West.
I want to again highlight our website for you (www.fairfax.ca) and remind you that all of our Annual Reports since 1985 are available there, as well as our corporate governance documentation and links to the informative websites of our various operating companies. Our press releases and published financial statements are posted to our website immediately upon issuance.
I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2005. We look forward to continuing to build shareholder value for you over the long term.
March 10, 2006
V. Prem Watsa
Chairman and Chief Executive Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

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Management’s Responsibility for the Financial Statements
The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in this Annual Report is consistent with that in the consolidated financial statements.
We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, will certify Fairfax’s annual disclosure document filed with the SEC (Form 40-F) in accordance with the United States Sarbanes-Oxley Act.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.
The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting.
Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2005 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2005.
PricewaterhouseCoopers LLP, our auditors, have audited management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2005 as stated in their report which appears herein.
March 31, 2006

V. Prem Watsa	Greg Taylor
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

Auditors’ Report
To the Shareholders of Fairfax Financial Holdings Limited
We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited (the “Company”) as at December 31, 2005 and 2004 and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. We have also audited the effectiveness of the Company’s internal control over financial reporting as at December, 31, 2005 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and management’s assessment thereof included in Management’s Report on Internal Control over Financial Reporting. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on Fairfax Financial Holdings Limited’s 2005, 2004, and 2003 consolidated financial statements, an opinion on management’s assessment as at December 31, 2005 and an opinion on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2005 based on our audits.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We conducted our audit of the effectiveness of the Company’s internal control over financial reporting and management’s assessment thereof in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles. Also, in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as at December 31, 2005 is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2005 based on criteria established in Internal Control – Integrated Framework issued by the COSO.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Chartered Accountants
Toronto, Ontario
March 31, 2006
Valuation Actuary’s Report
I have reviewed management’s valuation, including management’s selection of appropriate assumptions and methods, of the policy liabilities of the subsidiary insurance and reinsurance companies of Fairfax Financial Holdings Limited in its consolidated balance sheet as at December 31, 2005 and their change as reflected in its consolidated statement of earnings for the year then ended, in accordance with Canadian accepted actuarial practice.
In my opinion, management’s valuation is appropriate, except as noted in the following paragraph, and the consolidated financial statements fairly present its results.
Under Canadian accepted actuarial practice, the valuation of policy liabilities reflects the time value of money. Management has chosen not to reflect the time value of money in its valuation of the policy liabilities.
Richard Gauthier, FCIA, FCAS
PricewaterhouseCoopers LLP
Toronto, Canada
February 7, 2006

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements
Consolidated Balance Sheets
as at December 31, 2005 and 2004

	2005	2004(1)
	(US$ millions)
Assets
Cash, short term investments and marketable securities	559.0	566.8
Accounts receivable and other	2,380.4	2,346.0
Recoverable from reinsurers (including recoverables on paid losses – $535.3; 2004 – $630.2)	7,655.6	8,135.5

	10,595.0	11,048.3

Portfolio investments
Subsidiary cash and short term investments (market value – $4,526.3; 2004 – $4,047.7)	4,526.3	4,047.7
Bonds (market value – $8,038.4; 2004 – $7,292.7)	8,127.4	7,288.8
Preferred stocks (market value – $16.6; 2004 – $136.4)	15.8	135.8
Common stocks (market value – $2,533.0; 2004 – $1,957.9)	2,099.7	1,678.6
Investments in Hub, Zenith National and Advent (market value – $439.1; 2004 – $450.5)	247.8	311.5
Real estate (market value – $18.0; 2004 – $33.5)	17.2	28.0

Total (market value – $15,571.4; 2004 – $13,918.7)	15,034.2	13,490.4

Deferred premium acquisition costs	391.5	378.8
Future income taxes	1,134.3	973.6
Premises and equipment	95.7	99.8
Goodwill	210.8	228.1
Other assets	104.2	112.3

	27,565.7	26,331.3

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6.
See accompanying notes.
Signed on behalf of the Board

Director	Director

	2005	2004(1)
	(US$ millions)
Liabilities
Lindsey Morden indebtedness	63.9	89.2
Accounts payable and accrued liabilities	1,150.0	1,122.4
Securities sold but not yet purchased	700.3	539.5
Funds withheld payable to reinsurers	1,054.4	1,033.2

	2,968.6	2,784.3

Provision for claims	16,029.2	14,983.5
Unearned premiums	2,429.0	2,368.3
Long term debt – holding company borrowings	1,365.3	1,420.9
Long term debt – subsidiary company borrowings	869.3	773.0
Purchase consideration payable	192.1	195.2
Trust preferred securities of subsidiaries	52.4	52.4

	20,937.3	19,793.3

Non-controlling interests	753.9	583.0

Shareholders’ Equity
Common stock	2,074.5	1,781.8
Other paid in capital	59.4	59.4
Preferred stock	136.6	136.6
Retained earnings	531.4	1,061.9
Currency translation account	104.0	131.0

	2,905.9	3,170.7

	27,565.7	26,331.3

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6.
See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings
for the years ended December 31, 2005, 2004 and 2003

	2005	2004(1)	2003(1)
	(US$ millions except
	per share amounts)
Revenue
Gross premiums written	5,572.0	5,608.8	5,518.6

Net premiums written	4,705.4	4,786.5	4,448.1

Net premiums earned	4,703.8	4,801.5	4,209.0
Interest and dividends	466.1	366.7	330.1
Realized gains on investments	352.1	248.2	840.2
Realized gain on Northbridge secondary offering and IPO	–	40.1	5.7
Claims fees	356.2	336.1	328.9

	5,878.2	5,792.6	5,713.9

Expenses
Losses on claims	4,387.1	3,610.6	3,240.6
Operating expenses	1,071.2	1,037.6	1,023.4
Commissions, net	736.0	827.3	776.1
Interest expense	201.5	166.6	147.4
Lindsey Morden TPA disposition costs	–	13.4	–

	6,395.8	5,655.5	5,187.5

Earnings (loss) from operations before income taxes	(517.6)	137.1	526.4
Provision for (recovery of) income taxes	(66.8)	83.0	191.9

Net earnings (loss) before non-controlling interests	(450.8)	54.1	334.5
Non-controlling interests	(47.1)	(73.9)	(64.5)

Net earnings (loss)	(497.9)	(19.8)	270.0

Net earnings (loss) per share	$(30.72)	$(2.16)	$18.55
Net earnings (loss) per diluted share	$(30.72)	$(2.16)	$18.23
Cash dividends paid per share	$1.40	$1.40	$0.98

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6.
See accompanying notes.

Consolidated Statements of Shareholders’ Equity
for the years ended December 31, 2005, 2004 and 2003

	2005	2004(1)	2003(1)
	(US$ millions)
Common stock –
Subordinate voting shares – beginning of year	1,778.0	1,506.2	1,531.9
Issuances during the year	299.8	299.7	–
Purchases during the year	(7.1)	(27.9)	(25.7)

Subordinate voting shares – end of year	2,070.7	1,778.0	1,506.2

Multiple voting shares – beginning and end of year	3.8	3.8	3.8

Common stock	2,074.5	1,781.8	1,510.0

Other paid in capital – beginning of year	59.4	62.7	–
Issuance of convertible senior debenture	–	–	62.7
Purchases of convertible senior debenture	–	(3.3)	–

Other paid in capital – end of year	59.4	59.4	62.7

Preferred stock –
Series A – beginning of year	51.2	136.6	136.6
Conversion to Series B preferred shares	–	(85.4)	–

Series A – end of year	51.2	51.2	136.6

Series B – beginning of year	85.4	–	–
Conversion from Series A preferred shares	–	85.4	–

Series B – end of year	85.4	85.4	–

Preferred stock	136.6	136.6	136.6

Retained earnings – beginning of year	1,061.9	1,114.9	873.5
Net earnings (loss) for the year	(497.9)	(19.8)	270.0
Excess over stated value of shares purchased for cancellation	(0.3)	(3.6)	(4.9)
Common share dividends	(22.5)	(19.5)	(13.9)
Preferred share dividends	(9.8)	(10.1)	(9.8)

Retained earnings – end of year	531.4	1,061.9	1,114.9

Currency translation account – beginning of year	131.0	55.1	(297.8)
Foreign exchange impact from foreign denominated net assets	(27.0)	75.9	61.5
Foreign exchange impact from hedges (U.S. denominated debt and forward contracts, net of tax of $25.7 in 2003)	–	–	291.4

Currency translation account – end of year	104.0	131.0	55.1

Total shareholders’ equity	2,905.9	3,170.7	2,879.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2005	2004(1)	2003(1)
	(US$ millions)
Number of shares outstanding
Common stock –
Subordinate voting shares – beginning of year	15,342,759	13,151,218	13,391,918
Issuances during the year	1,843,318	2,406,741	–
Purchases during the year	(49,800)	(215,200)	(240,700)

Subordinate voting shares – end of year	17,136,277	15,342,759	13,151,218
Multiple voting shares – beginning and end of year	1,548,000	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)	(799,230)

Common stock effectively outstanding – end of year	17,885,047	16,091,529	13,899,988

Preferred stock –
Series A – beginning of year	3,000,000	8,000,000	8,000,000
Conversion to Series B preferred shares	–	(5,000,000)	–

Series A – end of year	3,000,000	3,000,000	8,000,000

Series B – beginning of year	5,000,000	–	–
Conversion from Series A preferred shares	–	5,000,000	–

Series B – end of year	5,000,000	5,000,000	–

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6.
See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2005, 2004 and 2003

	2005	2004(1)	2003(1)
	(US$ millions)
Operating activities
Earnings (loss) before non-controlling interests	(450.8)	54.1	334.5
Amortization	25.2	42.6	52.1
Future income taxes	(152.3)	5.6	127.0
Realized gains on investments	(352.1)	(288.3)	(845.9)

	(930.0)	(186.0)	(332.3)
Changes in:
Provision for claims	951.5	333.2	759.5
Unearned premiums	17.7	(122.4)	235.7
Accounts receivable and other	4.8	(182.3)	257.4
Recoverable from reinsurers	533.3	565.7	(793.5)
Funds withheld payable to reinsurers	18.6	(76.5)	141.6
Accounts payable and accrued liabilities	23.2	(319.2)	59.8
Other	8.4	98.1	63.5

Cash provided by operating activities	627.5	110.6	391.7

Investing activities
Investments – purchases	(6,198.2)	(6,883.2)	(11,280.6)
– sales	5,503.7	4,610.9	14,483.6
Sale (purchase) of marketable securities	(263.4)	1.4	6.6
Sale of Zenith National shares	218.5	127.6	–
Purchase of Advent shares	(34.1)	–	–
Purchase of capital assets	(20.5)	(37.0)	(29.9)
Purchase of subsidiaries, net of cash	(52.0)	(33.7)	18.7
Net proceeds on Northbridge secondary offering and IPO	–	104.8	148.9
Disposition of Lindsey Morden TPA business	–	(22.2)	–

Cash provided by (used in) investing activities	(846.0)	(2,131.4)	3,347.3

Financing activities
Subordinate voting shares issued	299.8	299.7	–
Subordinate voting shares repurchased	(7.4)	(31.5)	(30.6)
Trust preferred securities of subsidiary repurchased	–	(27.4)	(136.0)
Non-controlling interests	112.4	–	–
Issue of OdysseyRe debt	125.0	–	225.0
Issue of Crum & Forster debt	–	–	300.0
Issue of convertible debentures	–	–	200.0
Long term debt – repayment	(84.9)	(240.2)	(179.3)
Long term debt – issuances	–	308.6	–
Purchase consideration payable	(20.0)	(21.9)	(23.3)
Lindsey Morden indebtedness	(25.3)	71.5	(8.8)
Common share dividends	(22.5)	(19.5)	(13.9)
Preferred share dividends	(9.8)	(10.1)	(9.8)

Cash provided by financing activities	367.3	329.2	323.3

Foreign currency translation	11.9	17.0	31.9

Increase (decrease) in cash resources	160.7	(1,674.6)	4,094.2
Cash resources – beginning of year	4,429.7	6,104.3	2,010.1

Cash resources – end of year	4,590.4	4,429.7	6,104.3

(1) Retroactively restated pursuant to the change in accounting policy described in note 6.
See accompanying notes.
Cash resources consist of cash and short term investments, including subsidiary cash and short term investments, and excludes $216.4 ($169.7 at December 31, 2004; nil at December 31, 2003) of subsidiary cash and short term investments pledged for securities sold but not yet purchased, which is restricted. Short term investments are readily convertible into cash and have maturities of three months or less.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements
for the years ended December 31, 2005, 2004 and 2003
(in US$ millions except per share amounts and as otherwise indicated)
1.      Business Operations
The company is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.
2.      Summary of Significant Accounting Policies
The preparation of financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the periods covered by the financial statements. The principal financial statement components subject to measurement uncertainty include other-than-temporary declines in the value of investments (note 4), the provision for claims (note 5), the allowance for unrecoverable reinsurance (note 9) and the carrying value of future tax assets (note 10). Actual results could differ from those estimates.
Principles of consolidation
The consolidated financial statements include the accounts of the company and all of its subsidiaries:

Canadian Insurance

Northbridge Financial Corporation
  (Northbridge)

U.S. Insurance

Crum & Forster Holdings Corp. (C&F)
Fairmont Specialty Group
  (Fairmont)

Asian Insurance

Fairfax Asia consists of:
Falcon Insurance Company Limited
First Capital Insurance Limited
ICICI Lombard Joint Venture
(26.0% interest)	Reinsurance

Odyssey Re Holdings Corp. (OdysseyRe)

Runoff and Other

U.S. runoff consists of:
TIG Insurance Company (TIG)
European runoff consists of:
nSpire Re Limited (nSpire Re)
RiverStone Insurance (UK) Limited
  (Riverstone (UK))
RiverStone Managing Agency
Syndicate 3500

Group Re consists of:
CRC (Bermuda) Reinsurance Limited
  (CRC (Bermuda))
Wentworth Insurance Company Ltd.
  (Wentworth)
Retention of U.S. business in nSpire Re
Other Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa) (investment management) Lindsey Morden Group Inc. (Lindsey Morden) (insurance claims management)
All subsidiaries are wholly-owned except for OdysseyRe with an 80.1% interest (2004 – 80.8%), Northbridge with a 59.2% interest (2004 – 59.2%) and Lindsey Morden with an 81.0% interest (2004 – 75.0%). The company has investments in Hub International Limited (“Hub”) with a 25.9% interest (2004 – 26.1%) and Advent Capital (Holdings) PLC (“Advent”) with a 46.8% interest (2004 – 46.8%), which are accounted for on the equity basis. The company also has an investment in Zenith National Insurance Corp. (“Zenith National”) with a 10.3% interest

(2004 – 24.4%), which is accounted for on the cost basis as the company does not have the ability to exercise significant influence over Zenith National.
Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Divestitures are included up to the date of disposal.
Premiums
Insurance and reinsurance premiums are taken into income evenly throughout the terms of the related policies.
Deferred premium acquisition costs
Certain costs, consisting of brokers’ commissions and premium taxes, of acquiring insurance premiums are deferred, to the extent that they are considered recoverable, and charged to income as the premiums are earned. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income.
Investments
Bonds are carried at amortized cost providing for the amortization of the discount or premium on a yield to maturity basis. Preferred and common stocks are carried at cost. Real estate is carried at cost. When there has been a loss in value of an investment that is other than temporary, the investment is written down to its estimated net realizable value. Such writedowns are reflected in realized gains (losses) on investments.
Provision for claims
Claim provisions are established by the case method as claims are reported. For reinsurance, the provision for claims is based on reports and individual case estimates received from ceding companies. The estimates are regularly reviewed and updated as additional information on the estimated claims becomes known and any resulting adjustments are included in earnings. A provision is also made for management’s calculation of factors affecting the future development of claims including claims incurred but not reported (IBNR) based on the volume of business currently in force and the historical experience on claims.
Translation of foreign currencies
The operations of the company’s subsidiaries (principally in Canada, the United States and the United Kingdom) are self-sustaining. As a result, the assets and liabilities of the non U.S. dollar denominated subsidiaries are translated at the year-end rates of exchange. Revenue and expenses are translated at the average rate of exchange for the year. The net unrealized gains or losses which result from translation are deferred and included in shareholders’ equity.
Historically, prior to the company’s change in functional currency to U.S. dollars effective January 1, 2004, the company had entered into foreign currency contracts from time to time to hedge the foreign currency exposure related to its net investments in self-sustaining U.S. operations. Such contracts were translated at the year-end rates of exchange and were included in shareholders’ equity. The remaining contracts were terminated during 2003.
Goodwill
The company assesses the carrying value of goodwill based on the underlying discounted cash flows and operating results of its subsidiaries. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. Management has compared the carrying value of goodwill balances as at December 31, 2005 and the estimated fair values of the underlying operations and concluded that there was no impairment in the value of goodwill. The estimated fair values are sensitive to the cash flow projections and discount rates used in the valuation and more specifically the ability of Lindsey Morden’s U.K. operations to meet their profit and cash flow forecasts for 2006 and future years.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Negative goodwill arising on acquisitions during the year is recognized in the consolidated statement of earnings as an extraordinary item.
Reinsurance
The company reflects third party reinsurance balances on the balance sheet on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders and on a net basis in the statement of earnings to indicate the results of its retention of premiums written.
In order to control the company’s exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long tail latent or other potentially volatile claims, and to protect capital, the company obtains vendor indemnities or purchases excess of loss reinsurance protection from reinsurers. For excess of loss reinsurance treaties (other than vendor indemnities), the company generally pays the reinsurer a premium as losses from adverse development are ceded under the treaty. The company records both the premium charge and the related reinsurance recovery in its consolidated statement of earnings in the period in which the adverse development is ceded to the reinsurer.
Income taxes
Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases based on tax rates which are expected to be in effect when the asset or liability is settled.
Pensions
Accrued benefit obligations for pensions and other post retirement benefits are actuarially determined using the projected benefit method prorated on service and incorporates management’s best estimate of future salary levels, other cost escalation, retirement ages of the employees and other actuarial factors.
Expected return on plan assets is calculated based on the fair value of those assets.
Actuarial gains (losses) arise from the difference between the actual long term rate of return and the expected long term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.
Past service costs arising from plan amendments are deferred and amortized on a straight line basis over the average remaining service period of employees active at the date of amendment.
Future accounting changes
The Canadian Institute of Chartered Accountants (CICA) has issued three new accounting standards: Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income which the company will adopt effective January 1, 2007.
Financial Instruments – Recognition and Measurement. The company’s financial assets and liabilities will be carried at fair value in its consolidated balance sheet, except for receivables and non-trading financial liabilities, which will be carried at amortized cost. Realized and unrealized gains and losses on financial assets and liabilities which are held for trading will continue to be recorded in the consolidated statement of earnings. Unrealized gains and losses on financial assets which are held as available for sale will be recorded in other comprehensive income until realized, at which time the gain or loss will be recorded in the consolidated statement of earnings. All derivatives will be recorded at fair value in the consolidated balance sheet.

Hedges – For fair value hedges, the change in fair value of the hedging derivative will be offset in the consolidated statement of earnings against the change in the fair value of the hedged item relating to the hedged risk. For cash flow hedges, the change in fair value of the derivative to the extent effective will be recorded in other comprehensive income until the asset or liability being hedged affects the consolidated statement of earnings, at which time the related change in fair value of the derivative will also be recorded in the consolidated statement of earnings. Any hedge ineffectiveness will be recorded in the consolidated statement of earnings.
Accumulated Other Comprehensive Income – Unrealized gains and losses on financial assets which are classified as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments will be recorded in a statement of accumulated other comprehensive income until recognized in the consolidated statement of earnings. Accumulated other comprehensive income will form part of shareholders’ equity.
The transitional impact of these new standards is dependent on the company’s outstanding positions, hedging strategies and market volatility at the time of transition; however, these standards generally align Canadian GAAP with existing US GAAP. The effects of US GAAP are disclosed in the company’s US GAAP reconciliation note (note 20).

3.	Cash, Short Term Investments and Marketable Securities
Cash, short term investments and marketable securities are as follows:

	2005	2004
Cash and short term investments	278.8	534.6
Cash held in Crum & Forster (including $nil (2004 – $16.3) in interest escrow account)	1.7	17.1
Marketable securities	278.5	15.1

	559.0	566.8

Marketable securities include corporate bonds and equities, with a fair value of $284.5 (2004 – $15.1).

4.	Investment Information
Portfolio investments are comprised as follows, with the estimated fair values of debt securities and preferred and common stocks based on quoted market values.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2005				2004
		Gross	Gross			Gross	Gross
	Carrying	Unrealized	Unrealized	Estimated	Carrying	Unrealized	Unrealized	Estimated
	Value	Gains	Losses	Fair Value	Value	Gains	Losses	Fair Value
Subsidiary cash and short term investments	3,788.9	–	–	3,788.9	3,476.3	–	–	3,476.3
Subsidiary cash and short term investments pledged for securities sold but not yet purchased	737.4	–	–	737.4	571.4	–	–	571.4
Bonds
Canadian – government	1,345.1	87.2	(2.2)	1,430.1	693.6	49.6	–	743.2
– government bonds pledged for securities sold but not yet purchased	84.7	4.7	–	89.4	82.7	2.6	–	85.3
– corporate	185.4	33.0	–	218.4	275.6	16.4	(0.1)	291.9
U.S. – government	4,574.4	4.9	(143.6)	4,435.7	4,379.9	31.2	(193.0)	4,218.1
– government bonds pledged for securities sold but not yet purchased	184.0	–	(1.5)	182.5	78.8	–	(1.6)	77.2
– corporate	1,400.4	27.5	(100.8)	1,327.1	1,227.1	148.5	(66.7)	1,308.9
Other – government	316.8	9.0	(6.3)	319.5	371.1	22.0	–	393.1
– corporate	36.6	0.5	(1.4)	35.7	180.0	4.6	(9.6)	175.0
Preferred stocks
Canadian	15.8	0.8	–	16.6	135.8	0.6	–	136.4
Common stocks
Canadian	273.9	95.7	(5.4)	364.2	340.0	100.8	(5.8)	435.0
U.S.	854.1	47.3	(43.2)	858.2	511.1	48.2	(58.2)	501.1
Other	971.7	353.7	(14.8)	1,310.6	827.5	210.7	(16.4)	1,021.8
Hub, Zenith National and Advent	247.8	191.3	–	439.1	311.5	139.0	–	450.5
Real estate	17.2	0.8	–	18.0	28.0	5.5	–	33.5

	15,034.2	856.4	(319.2)	15,571.4	13,490.4	779.7	(351.4)	13,918.7

The number of continuous months in which securities have been in unrealized loss position as at December 31, 2005 is as follows:

	Less than 12 months			Greater than 12 months			Total

	Estimated	Gross	Number	Estimated	Gross	Number	Estimated	Gross	Number
	Fair	Unrealized	of	Fair	Unrealized	of	Fair	Unrealized	of
	Value	Losses	Securities	Value	Losses	Securities	Value	Losses	Securities
Bonds
Canadian – government	420.2	(2.2)	2	–	–	–	420.2	(2.2)	2
U.S. – government	4,107.9	(144.4)	36	15.8	(0.7)	5	4,123.7	(145.1)	41
– corporate	328.5	(50.1)	47	630.3	(50.7)	18	958.8	(100.8)	65
Other – government	193.6	(6.3)	7	–	–	–	193.6	(6.3)	7
– corporate	12.0	(1.4)	2	–	–	–	12.0	(1.4)	2
Common stocks
Canadian	78.0	(5.4)	5	–	–	–	78.0	(5.4)	5
U.S.	439.6	(43.2)	8	–	–	–	439.6	(43.2)	8
Other	171.4	(14.3)	8	2.8	(0.5)	4	174.2	(14.8)	12

Total	5,751.2	(267.3)	115	648.9	(51.9)	27	6,400.1	(319.2)	142

Management has reviewed currently available information regarding those investments whose estimated fair value is less than carrying value at December 31, 2005. Debt securities whose carrying value exceeds market value are expected to be held until maturity or until market value exceeds carrying value. All investments have been reviewed to ensure that corporate performance expectations have not changed significantly to adversely affect the market value of these securities other than on a temporary basis. The company has made investments in certain high yield debt securities for which the market value of the investments is below the carrying value to the company. The company has written down the carrying value of these investments to reflect other than temporary declines in value. The carrying values have been written down to the company’s assessment of the underlying fair value of the investments when the company does not view the current quoted market value as being reflective of the underlying value of the investments. At December 31, 2005, the company had total bonds rated less than investment grade with an aggregate carrying value of $674.7 (2004 – $477.3), aggregate quoted market value of $644.5 (2004 – $498.7), gross unrealized gains of $43.1 (2004 – $69.0) and gross unrealized losses of $73.2 (2004 – $47.6).
At December 31, 2005, as an economic hedge against a decline in the equity markets, the company had short sales of approximately $500.0 notional amount of Standard & Poor’s Depository Receipts (“SPDRs”) and $60.3 of common stocks as well as a Total Return Swap (“swap”) with a notional value of approximately $550.0 (constituting together hedges with an aggregate notional value of approximately $1,110.3), as described in the two following paragraphs. At December 31, 2005, common stocks in the company’s portfolio aggregated $2,099.7, with a market value of $2,533.0.
Simultaneously with short sales of approximately $500.0 ($400.0 at December 31, 2004) notional amount of SPDRs and $60.3 ($50.0 at December 31, 2004) of common stocks, the company entered into two-year call options (“options”) to limit the potential loss on the future purchase of the SPDRs and the common stocks to $112.1 ($90.0 at December 31, 2004). The company is required to provide collateral for the obligation to purchase the SPDRs, which amounted to $521.0 ($401.7 at December 31, 2004) of cash and short term securities and $271.9 ($162.5 at December 31, 2004) of bonds at market value (shown on the table above as subsidiary cash and short term investments and bonds pledged for securities sold but not yet purchased). The collateral provided for the purchase of common stocks sold short is $112.3 ($70.5 at December 31, 2004) of cash. Both the obligation to purchase the securities sold short and options are carried at fair value in the consolidated financial statements. The fair value of the obligation to purchase the SPDRs and common stocks is included in securities sold but not yet purchased and the fair value of the options is included in common stocks on the consolidated balance sheet.
The company also has a Total Return Swap (the “swap”) with a notional value of approximately $550.0 ($450.0 at December 31, 2004). The company receives floating payments based on the notional value multiplied by LIBOR. The company pays or receives a fixed rate based on the change of the SPDRs which are the underlying security multiplied by the notional value of the swap. Simultaneously, the company entered into an option to limit the potential loss on the swap to $110.0 ($90.0 at December 31, 2004). Short term securities have been pledged as collateral for the swap in the amount of $104.1 ($99.2 at December 31, 2004). The fair value of the swap is a liability of $60.5 ($44.9 at December 31, 2004) and is included in securities sold but not yet purchased on the consolidated balance sheet.
The company also has purchased credit default swaps and put bond warrants which are carried at fair value of $142.2 ($52.5 at December 31, 2004) and classified as bonds in the table above.
Changes in the fair value for the transactions described above and other derivatives have been included in realized gains on investments in the consolidated statement of earnings as follows:

	2005	2004	2003
SPDRs, common stocks and related options	(20.7)	(36.9)	–
Swap and related option	(25.8)	(38.2)	–
Credit default swaps	(101.6)	(13.7)	(12.5)
Put bond warrants and other	(10.6)	18.1	2.0

Gains (losses)	(158.7)	(70.7)	(10.5)

FAIRFAX FINANCIAL HOLDINGS LIMITED

In addition to the amounts disclosed in note 12, the company’s subsidiaries have pledged cash and investments of $2.2 billion as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.
Liquidity and Interest Rate Risk
Maturity profile as at December 31, 2005 and 2004:

	Within 1	1 to 5	6 to 10	Over 10	2005
	Year	Years	Years	Years	Total
Bonds (carrying value)	325.1	674.6	1,154.1	5,973.6	8,127.4
Effective interest rate					5.0%

	Within 1	1 to 5	6 to 10	Over 10	2004
	Year	Years	Years	Years	Total
Bonds (carrying value)	364.4	648.7	874.7	5,401.0	7,288.8
Effective interest rate					5.2%
Bonds are classified at the earliest of the available maturity dates.
Investment Income

	2005	2004	2003
Interest and dividends:
Cash and short term investments	118.5	55.2	51.4
Bonds	313.3	232.0	216.2
Preferred stocks	3.7	3.7	7.3
Common stocks	52.1	90.4	70.7

	487.6	381.3	345.6
Expenses	(21.5)	(14.6)	(15.5)

	466.1	366.7	330.1

Realized gains on investments:
Bonds – gain	291.6	150.8	754.8
– (loss)	(27.7)	(11.2)	(58.0)
Preferred stocks – gain	–	–	0.1
– (loss)	–	(0.1)	–
Common stocks – gain	266.4	241.5	200.2
– (loss)	(20.0)	(7.0)	(11.6)
Derivatives – gain	66.6	–	–
– (loss)	(15.7)	(6.4)	–
Mark to market on derivative instruments	(158.7)	(70.7)	(10.5)
Repurchase of debt	0.5	(27.0)	–
Northbridge secondary offering and IPO	–	40.1	5.7
Other	(4.7)	9.9	(2.8)
Provision for losses and writedowns	(46.2)	(31.6)	(32.0)

	352.1	288.3	845.9

Net investment income	818.2	655.0	1,176.0

Equity earnings (losses) for Hub and Advent of $3.7 and $(45.1), respectively, for the year ended December 31, 2005 (2004 – $5.5 and $4.1; 2003 – $9.0 and $22.1) are included in interest and dividends – common stock.

5.	Provision for Claims
The provisions for unpaid claims and adjustment expenses and for the third party reinsurers’ share thereof are estimates subject to variability, and the variability could be material in the near term. The variability arises because all events affecting the ultimate settlement of claims have not taken place and may not take place for some time. Variability can be caused by receipt of additional claim information, changes in judicial interpretation of contracts or liability, significant changes in severity or frequency of claims from historical trends, expansion of coverage to include unanticipated exposures, or a variety of other reasons. The estimates are principally based on the company’s historical experience. Methods of estimation have been used which the company believes produce reasonable results given current information.
Changes in claim liabilities recorded on the consolidated balance sheets as at December 31, 2005 and 2004 and their impact on unpaid claims and allocated loss adjustment expenses for these two years are as shown in the following table:

	2005	2004
Unpaid claim liabilities – beginning of year – net	7,831.9	6,904.9
Foreign exchange effect of change in claim liabilities	16.8	168.4
Increase in estimated losses and expenses for losses occurring in prior years	523.2	340.2
Recovery under Swiss Re cover	–	(3.9)
Provision for losses and expenses on claims occurring in the current year	3,792.9	3,231.9
Paid on claims occurring during:
the current year	(862.1)	(707.7)
prior years	(2,002.7)	(2,195.2)
Unpaid claims liabilities of acquired companies at December 31	38.2	93.3

Unpaid claim liabilities – end of year – net	9,338.2	7,831.9
Unpaid claim liabilities at December 31 of Federated Life	–	26.2

Unpaid claim liabilities – end of year – net	9,338.2	7,858.1
Reinsurance gross-up	6,691.0	7,125.4

Unpaid claim liabilities – end of year – gross	16,029.2	14,983.5

The foreign exchange effect of change in claim liabilities results from the fluctuation of the value of the U.S. dollar in relation to primarily the Canadian dollar and European currencies.
The basic assumptions made in establishing actuarial liabilities are best estimates of possible outcomes. The company uses tabular reserving for workers’ compensation liabilities that are considered fixed and determinable, and discounts such reserves using interest rates of 3.5% to 5.0% and standard mortality assumptions. Otherwise, the company presents its claims on an undiscounted basis.

FAIRFAX FINANCIAL HOLDINGS LIMITED

6.	Long Term Debt
The long term debt at December 31 consists of the following balances:

	2005	2004
Fairfax unsecured senior notes at 7.375% due March 15, 2006(1)(2)	60.6	67.6
Fairfax €45.7 secured debt at 2.5% due February 27, 2007 (effectively a €33.6 debt at 8%)(5)	51.3	54.8
Fairfax unsecured senior notes at 6.875% due April 15, 2008(1)(2)(3)	62.1	62.7
Fairfax unsecured senior notes at 7.75% due April 15, 2012(2)	466.4	466.4
Fairfax unsecured senior notes at 8.25% due October 1, 2015(3)	100.0	100.0
Fairfax unsecured senior notes at 7.375% due April 15, 2018(1)(3)(4)	184.2	190.2
Fairfax unsecured senior notes at 8.30% due April 15, 2026(2)(3)	97.6	97.6
Fairfax unsecured senior notes at 7.75% due July 15, 2037 (1)(3)	91.3	105.5
Fairfax 5% convertible senior debentures due July 15, 2023(6)	137.4	134.2
Fairfax Inc. 3.15% exchangeable debenture due November 19, 2009(7)	101.0	101.0
TIG senior unsecured non-callable notes at 8.125% due April 15, 2005(1)(2)	–	27.3
Other debt – 6.15% secured loan due January 28, 2009	13.4	13.6

Long term debt – holding company borrowings	1,365.3	1,420.9

OdysseyRe unsecured senior non-callable notes at 7.49% due November 30, 2006	40.0	40.0
OdysseyRe unsecured senior notes at 6.875% due May 1, 2015(1)(8)	125.0	–
OdysseyRe convertible senior debentures at 4.375% due June 22, 2022(1)(9)	79.5	109.9
OdysseyRe unsecured senior notes at 7.65% due November 1, 2013(8)	225.0	225.0
Crum & Forster unsecured senior notes at 10.375% due June 15, 2013	300.0	300.0
Lindsey Morden unsecured Series B debentures of Cdn$125 at 7.0% due June 16, 2008	107.0	104.3
Other long term debt of Lindsey Morden	0.3	0.7

	876.8	779.9
Less: Lindsey Morden debentures held by Fairfax	(7.5)	(6.9)

Long term debt – subsidiary company borrowings	869.3	773.0

	2,234.6	2,193.9

(1)	During 2005, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)	The company purchased $7.0 of its notes due in 2006, $0.6 of its notes due in 2008, $6.0 of its notes due in 2018 and $14.2 of its notes due in 2037 and repaid the $27.3 of TIG senior notes which matured for cash payments of $50.7.
(b)	OdysseyRe issued $125.0 principal amount of 6.875% senior notes due in 2015.
(c)	OdysseyRe repurchased $30.4 principal amount of its 4.375% convertible senior debentures due 2022 for cash payments of $34.2.

(2)	During 2004, the company completed the following transactions with respect to its debt:

(a)	Exchanged $204.6 of outstanding notes due in 2005 through 2008 for cash of $59.4 (including accrued interest) and the issue of $160.4 of notes due in 2012 (which were accounted for as a modification of debt).
(b)	Issued an aggregate of $295.0 notes due in 2012.
(c)	Purchased $175.5 of notes due in 2005 through 2008 and in 2026.
(d)	Exchanged $10.0 of notes due in 2006 for $11.0 of notes due in 2012.

(3)	During 2002, the company closed out the swaps for this debt and deferred the resulting gain which is amortized to earnings over the remaining term to maturity. The unamortized balance at December 31, 2005 is $44.6 (2004 –$54.2).
(4)	During 1998, the company swapped $125.0 of its debt due 2018 for Japanese yen denominated debt of the same maturity. The company pays fixed interest at 3.93% on ¥16.5 billion and receives a fixed rate interest at 9.2% on a notional amount of $125.0. Inception to date, this instrument has yielded income of $5.3 (2004 – $10.6 loss), all of which has been settled except for $0.4 (2004 – $0.4) which is due from the counter party at year end.
(5)	Secured by LOCs.
(6)	Each $1,000 principal amount of debentures is convertible under certain circumstances into 4.7057 subordinate voting shares ($212.51 per share). Prior to July 15, 2008, the company may redeem the debentures (effectively forcing conversion) if the share price exceeds $293.12 for 20 trading days in any 30-day trading period. The company may redeem the debentures at any time commencing July 15, 2008, and the debenture holders can put their debentures to the company for repayment on July 15, 2008, 2013 and 2018. The company has the option to repay the debentures in cash, subordinate voting shares or a combination thereof. In accordance with Canadian GAAP, these convertible debentures are recorded as components of debt and equity (see Change in accounting policy below). During 2004, the company purchased for cancellation $6.5 principal amount of these debentures at a cost of $6.7 (including accrued interest).
(7)	During 2004, the company, through one if its subsidiaries, purchased its $78.0 principal amount of 3.15% exchangeable debentures due 2010 in a private transaction. As consideration, the subsidiary issued $101.0 principal amount of new 3.15% exchangeable debentures due 2009 which are collectively exchangeable into an aggregate of 4,300,000 OdysseyRe common shares in August 2006 (with respect to $32.9 principal amount of new debentures) and November 2006 (with respect to $68.1 principal amount of new debentures).
(8)	Redeemable at OdysseyRe’s option at any time.
(9)	Redeemable at OdysseyRe’s option. Each holder may, at its option, require OdysseyRe to repurchase all or a portion of this debt (for cash or OdysseyRe common shares, at OdysseyRe’s option) on June 22, 2007, 2009, 2012 and 2017. Convertible at the holder’s option, under certain circumstances, into OdysseyRe common shares in the ratio of 46.9925 OdysseyRe shares for every $1,000 principal amount of this debt ($21.28 per share).
(10)	On September 23, 2005, OdysseyRe entered into a three-year $150.0 credit facility with a syndicate of lenders, replacing its existing $90.0 credit facility.
Interest expense on long term debt amounted to $192.9 (2004 – $160.4; 2003 – $145.9). Interest expense on Lindsey Morden’s total indebtedness amounted to $8.6 (2004 – $6.2; 2003 – $1.5).
Principal repayments are due as follows:

2006	100.6
2007	51.3
2008	161.9
2009	114.4
2010	–
Thereafter	1,806.4
On February 22, 2006, OdysseyRe issued $100.0 floating rate senior notes. The notes were sold in two tranches; $50.0 of Series A due in 2021 and $50.0 of Series B due in 2016.
Change in accounting policy
Effective January 1, 2005, the company retroactively adopted a new pronouncement issued by the CICA amending the accounting for certain financial instruments that have the characteristics of both a liability and equity. This pronouncement requires that those

FAIRFAX FINANCIAL HOLDINGS LIMITED

instruments which can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments be presented partially as liabilities rather than solely as equity.
This affected the company’s 5% convertible senior debentures due July 15, 2023. The portion of these debentures which was formerly classified as other paid in capital in shareholders’ equity (other than the $59.4 which represents the value of the holders’ option to convert the debentures into subordinate voting shares) was reclassified to long term debt. Consequently, a disbursement of $2.0 associated with this instrument was recorded as interest expense, whereas prior to the accounting policy change, that disbursement would have directly reduced retained earnings as a cost of the convertible debentures. The amount currently recorded as long term debt will accrete to the $193.5 face value of the debt over the remaining term to maturity ending in 2023.
The impact of restating the consolidated balance sheets previously reported is to both increase long term debt and decrease other paid in capital by $38.4 at December 31, 2004. The impact of restating the consolidated statements of earnings previously reported is to both increase interest expense and decrease net earnings by $2.0 and $1.1 for the years ended December 31, 2004 and 2003, respectively. There was no change to earnings per share or earnings per diluted share.
7.      Trust Preferred Securities of Subsidiaries
TIG Holdings has issued 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, has issued 8.597% mandatory redeemable capital securities, maturing in 2027. During 2004, the company acquired $27.4 of these trust preferred securities for approximately $23.9, with $52.4 outstanding at December 31, 2005 and 2004.
8.      Shareholders’ Equity
Capital Stock
Authorized capital
The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.
Issued capital
Issued capital includes both multiple and subordinate voting shares, Series A preferred shares and Series B preferred shares.
Series A preferred shares are floating (previously fixed/ floating) rate cumulative redeemable (at the company’s option) preferred shares with an annual dividend rate based on the prime rate, but in any event not less than 5% per annum and with stated capital of Cdn$25 per share.
Series B preferred shares are fixed rate cumulative redeemable (at the company’s option) preferred shares with a dividend rate of 6.5% per annum until November 30, 2009 and thereafter at an annual rate based upon the yield of five year Government of Canada bonds, and stated capital of Cdn$25 per share.
Capital transactions

(a)	On October 5, 2005, the company issued 1,843,318 subordinate voting shares at $162.75 per share for net proceeds after issue costs (net of tax) of $299.8.

(b)	Under the terms of normal course issuer bids approved by the Toronto Stock Exchange, during 2005 the company purchased and cancelled 49,800 (2004 – 215,200; 2003 – 240,700) subordinate voting shares for an aggregate cost of $7.4 (2004 – $31.5; 2003 – $30.6), of which $0.3 (2004 – $3.6; 2003 – $4.9) was charged to retained earnings.

(c)	On December 16, 2004, the company issued 2,406,741 subordinate voting shares at $124.65 per share for net proceeds after issue costs (net of tax) of $299.7.

(d)	During 2004, certain holders of the preferred shares elected to convert 5,000,000 of Series A preferred shares into Series B preferred shares on a one-for-one basis. At November 30, 2009 and every five years thereafter, the holders of the preferred shares – both Series A and B – have the right to convert to the other Series.

9.	Reinsurance
The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries to a maximum amount on any one loss of $10.0 for OdysseyRe, $7.5 (excluding workers’ compensation) for Crum & Forster and $3.3 for Northbridge. Reinsurance is generally placed on an excess of loss basis in several layers. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policyholders.
The company has guidelines and a review process in place to assess the creditworthiness of the companies to which it cedes.
The company makes specific provisions against reinsurance recoverable from companies considered to be in financial difficulty. In addition, the company records a general allowance based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectibility. The allocation of the allowance for loss is as follows:

	2005	2004
Specific	377.6	385.0
General	54.9	149.7

Total	432.5	534.7

During the year, the company ceded premiums earned of $860.1 (2004 – $862.7; 2003 – $1,350.4) and claims incurred of $1,522.9 (2004 – $1,134.8; 2003 – $1,614.3).

10.	Income Taxes
The company’s provision for (recovery of) income taxes is as follows:

	2005	2004	2003
Current	85.5	77.4	64.9
Future	(152.3)	5.6	127.0

	(66.8)	83.0	191.9

The provision for income taxes differs from the statutory tax rate as certain sources of income are exempt from tax or are taxed at other than the statutory rate. A reconciliation of income

FAIRFAX FINANCIAL HOLDINGS LIMITED

tax calculated at the statutory tax rate with the income tax provision at the effective tax rate in the financial statements is summarized in the following table:

	2005	2004	2003
Provision for (recovery of) income taxes at the statutory income tax rate	(187.0)	50.3	193.2
Non-taxable investment income	(20.2)	(19.7)	(18.8)
Tax rate differential on losses incurred (income earned) outside Canada	86.6	32.3	(6.2)
Foreign exchange	0.6	20.1	–
Change in tax rate for future income taxes	–	–	(14.2)
Unrecorded tax benefit of losses	45.3	–	37.9
Other including permanent differences	7.9	–	–

Provision for (recovery of) income taxes	(66.8)	83.0	191.9

Future income taxes of the company are as follows:

	2005	2004
Operating and capital losses	658.5	556.3
Claims discount	298.7	288.5
Unearned premium reserve	88.3	85.5
Deferred premium acquisition cost	(88.4)	(88.5)
Allowance for doubtful accounts	22.0	21.7
Investments and other	155.2	110.1

Future income taxes	1,134.3	973.6

The company has loss carryforwards in the U.S. of approximately $1,014.2, all of which expire after 2018, in Canada of approximately $359.3 expiring from 2006 to 2015, in Ireland of $232.6 with no expiry date and in the U.K. of $323.6 with no expiry date. The majority of the future tax balances relate to the U.S. operations.
Management reviews the valuation of the future income taxes on an ongoing basis and adjusts the valuation allowance, as necessary, to reflect its anticipated realization. As at December 31, 2005, management has recorded a valuation allowance of $99.9 (2004 – $54.6), of which $49.2 relates to losses of Lindsey Morden and $50.7 relates to losses incurred primarily in the U.K. and Ireland. Management expects that recorded future income taxes will be realized in the normal course of operations.
11.     Statutory Requirements
The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The company’s insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s share of dividends paid in 2005 by the subsidiaries was $121.7.
12.     Contingencies and Commitments
On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any non-traditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities.

Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any non-traditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.
The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite insurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate.
It is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies. These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries, or the ultimate effect on its financial statements, which effect could be material and adverse.
Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position.
In addition to the secured letters of credit referred to in note 4, at December 31, 2005 letters of credit aggregating $450.0 had been issued upon the company’s application and pledged as security for subsidiaries’ reinsurance balances, all relating to intercompany reinsurance between subsidiaries. These letters of credit are effectively secured by the assets held in trust derived from the premiums on the company’s corporate insurance cover ultimately reinsured with a Swiss Re subsidiary, and the interest thereon. The lenders have the ability, in the event of a default, to cause the commutation of this cover, thereby gaining access to the above-mentioned assets.
At December 31, 2005, OdysseyRe had pledged and placed on deposit at Lloyd’s approximately $188.8 (£110.0) of U.S. Treasury Notes on behalf of Advent. Subsequent to year end, $65.2 (£38.0) of these pledged funds were substituted with funds from Advent, thereby reducing funds pledged and deposited by OdysseyRe to $123.6 (£72.0). nSpire Re had previously pledged assets at Lloyd’s on behalf of Advent pursuant to a November 2000 Funding Agreement with Advent whereby the funds are used to support Advent’s underwriting activities for the 2001 to 2005 underwriting years of account. Advent is responsible for the payment of any losses resulting from the use of these funds to support its underwriting activities.
A subsidiary of Lindsey Morden owes $62.3 (Cdn$72.8) (2004 – $78.3 (Cdn$105.0)) under an unsecured non-revolving term credit facility. Fairfax has extended its letter of support of Lindsey Morden to apply to a two-year extension of this credit facility.
The company under certain circumstances may be obligated to assume loans to officers and directors of the company and its subsidiaries from Canadian chartered banks totalling $9.5 (2004 – $9.3) for which 214,186 (2004 – 214,186) subordinate voting shares of the company with a year-end market value of $30.8 (2004 – $36.1) have been pledged as security by the borrowers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company also has restricted stock plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. At December 31, 2005, 245,858 (2004 – 237,853) subordinate voting shares had been purchased for the plans at a cost of $54.1 (2004 – $51.6).
Shares for the above-mentioned plans are purchased on the open market. The costs of these plans are amortized to compensation expense over the vesting period. Amortization expense for the year for these plans amounted to $6.7 (2004 – $10.5; 2003 – $7.7).
13.     Pensions
The company’s subsidiaries have various pension and post retirement benefit plans for their employees. These plans are a combination of defined benefit plans which use various measurement dates between September 30, 2005 and December 31, 2005 and defined contribution plans. The following tables set forth the funded status of the company’s benefit plans along with amounts recognized in the company’s consolidated financial statements for both pension plans and post retirement benefit plans as of December 31, 2005 and 2004.

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2005	2004	2005	2004
Accrued benefit obligation:
Balance – beginning of year	431.7	357.0	64.9	58.9
Current service cost	14.3	13.3	3.6	1.8
Interest cost	22.9	21.4	3.4	3.5
Actuarial losses	80.0	25.9	(0.3)	4.3
Benefits paid	(10.0)	(10.2)	(5.2)	(4.6)
Plan amendments	0.1	2.0	–	(0.6)
Foreign exchange (gain) loss	(25.7)	22.3	0.7	1.6

Balance – end of year	513.3	431.7	67.1	64.9

Fair value of plan assets:
Balance – beginning of year	387.1	325.1	–	–
Return on plan assets	41.6	29.6	–	–
Employer contributions	13.0	20.4	3.9	3.5
Employee contributions	1.8	2.0	1.3	1.1
Benefits paid	(10.0)	(10.2)	(5.2)	(4.6)
Foreign exchange gain (loss)	(22.9)	20.2	–	–

Balance – end of year	410.6	387.1	–	–

Funded status of plans – surplus (deficit)	(102.7)	(44.6)	(67.1)	(64.9)
Unamortized net actuarial loss	91.2	38.2	12.5	13.7
Unamortized past service costs	1.7	2.6	(7.9)	(9.0)
Unamortized transitional obligation	(9.5)	(10.8)	9.2	10.3

Accrued benefit asset (liability)	(19.3)	(14.6)	(53.3)	(49.9)

Plan assets consist of:
Fixed income securities	274.4	227.7	–	–
Equity securities	107.5	124.5	–	–
Real estate	20.4	18.7	–	–
Other	8.3	16.2	–	–

	410.6	387.1	–	–

Plans with accrued benefit obligations in excess of the fair value of plan assets are as follows:

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2005	2004	2005	2004
Accrued benefit obligation	(513.3)	(335.4)	(67.1)	(64.9)
Fair value of plan assets	410.6	278.9	–	–

	(102.7)	(56.5)	(67.1)	(64.9)

Elements of expense recognized in the year are as follows:

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2005	2004	2005	2004
Current service cost, net of employee contributions	12.5	11.3	2.3	0.7
Interest cost	22.9	21.4	3.4	3.5
Actual return on plan assets	(41.6)	(29.6)	–	–
Actuarial losses	80.0	25.9	(0.3)	4.3
Plan amendments	0.1	2.0	–	(0.6)

Elements of employee future benefits cost before adjustments to recognize the long term nature of these costs	73.9	31.0	5.4	7.9

Adjustments to recognize the long term nature of employee future benefits costs:
Difference between expected return and actual return on plan assets for year	18.8	8.9	–	–
Difference between actuarial (gain) loss recognized for the year and actuarial (gain) loss on accrued benefit obligation for year	(74.7)	(16.5)	1.9	(3.8)
Difference between amortization of past service costs for year and actuarial plan amendments for year	0.9	–	(1.1)	(0.3)
Amortization of the transitional obligation	(1.3)	(1.3)	1.1	1.1

	(56.3)	(8.9)	1.9	(3.0)

Defined benefit plans expense	17.6	22.1	7.3	4.9

The significant assumptions used are as follows (weighted average):

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2005	2004	2005	2004
Accrued benefit obligation as of December 31:
Discount rate	4.9%	5.5%	5.3%	5.8%
Rate of compensation increase	4.3%	4.3%	4.0%	4.7%
Benefit costs for year ended December 31:
Discount rate	5.5%	5.8%	5.9%	6.0%
Expected long term rate of return on plan assets	6.2%	6.6%	–	–
Rate of compensation increase	4.3%	4.3%	4.0%	4.7%
The total expense recognized for the companies’ defined contribution plans for the year was $18.5 (2004 – $16.0).

FAIRFAX FINANCIAL HOLDINGS LIMITED

14.     Operating Leases
Aggregate future minimum commitments at December 31, 2005 under operating leases relating to premises, automobiles and equipment for various terms up to ten years are as follows:

2006	72.0
2007	62.4
2008	49.8
2009	37.4
2010	30.5
Thereafter	141.6
15.     Earnings per Share
Earnings per share are calculated after providing for dividends on the Series A floating and the Series B fixed cumulative redeemable preferred shares.
The weighted average number of shares for 2005 was 16,529,218 (2004 – 13,898,948; 2003 – 14,024,338).
Diluted earnings per share calculations in 2003 include the impact of converting the convertible debentures into 941,140 common shares. The impact was anti-dilutive in 2005 and 2004.
16.     Acquisitions and Divestitures
Year ended December 31, 2005
On October 21, 2005, OdysseyRe issued 2.0 million 8.125% Series A preferred shares and 2.0 million floating rate Series B preferred shares for net proceeds of $97.5. The Series A and Series B preferred shares each have a liquidation preference of $25.00 per share. A subsidiary of the company subscribed for 530,000 Series A preferred shares and 70,000 Series B preferred shares. As at December 31, 2005, 200,000 of the Series A preferred shares had been sold at no gain or loss.
On October 6, 2005, OdysseyRe, through an underwritten public offering, raised net proceeds of $102.1 through the issuance of 4.1 million shares of common stock at an offering price of $24.96 per share. The company purchased 3.1 million of the shares issued, which decreased its percentage ownership of OdysseyRe from 80.4% to 80.1%. This share offering closed on October 12, 2005.
For each of the OdysseyRe transactions described above, the financing raised from unrelated parties has been recorded in non-controlling interests on the balance sheet.
On August 31, 2005, Lindsey Morden completed its rights offering, issuing a total of 7,791,712 subordinate voting shares at Cdn$4.25 per share for net proceeds, after offering expenses, of $27.1 (Cdn$32.2). The net proceeds of the offering were used to partially repay the Cdn$105.0 million of borrowings by a subsidiary of Lindsey Morden under an unsecured non-revolving term credit facility due March 31, 2006. The company exercised all rights issued to it, purchasing 7,154,628 subordinate voting shares at a cost of $25.6 (Cdn$30.4), which increased its percentage ownership of Lindsey Morden from 75.0% to 81.0%.
On August 2, 2005, subsidiaries of the company sold 2.0 million shares of Zenith National common stock at $66.00 per share. Net proceeds from the transaction were $132.0, resulting in a pre-tax realized gain of $79.1. On September 23, 2005, subsidiaries of the company sold an additional 157,524 shares of Zenith National common stock at $63.70 per share and $30.0 par value of debentures convertible into the common stock of Zenith National for net proceeds of $86.5, resulting in a pre-tax realized gain of $52.3. These two transactions reduced the company’s ownership of Zenith National from 24.4% to 10.3% at year-end. Subsequent to year-end, subsidiaries of the company sold the remaining 3.8 million shares (adjusted for a three-for-two stock split) of Zenith National common stock at $50.38 per share for net proceeds of $193.8, resulting in a realized pre-tax gain of $119.4.
On June 3, 2005, Advent, through an underwritten public offering, raised gross proceeds of $118.4 (£65.0): $72.9 (£40.0) of equity at $0.64 (35 pence) per share and $45.5 (£25.0) of debt. Concurrent with the equity issue, the shares were listed on the Alternative Investments Market of the London Stock Exchange. The company maintained its 46.8% interest in Advent by purchasing its pro rata share of this equity at a total cost of $34.1 (£18.7).
Subsequent to year end, Advent raised an additional $51.5 (£30.0) of equity at $0.34 (20 pence) per share with the company purchasing its pro rata share at a cost of $24.0 (£14.0), thereby maintaining its 46.8% interest in Advent.
On December 29, 2004, the company agreed to acquire 100% of the issued and outstanding common shares of Compagnie de Réassurance d’Ile de France (“Corifrance”), a French reinsurance company, for $59.8 (€44.0) payable on April 7, 2005. As at January 11, 2005 (the date of acquisition), the fair value of assets and liabilities acquired was $122.2 (€89.9) and $62.4 (€ 45.9) respectively, resulting in no goodwill. In addition, the seller agreed to indemnify the company, up to the purchase price, for any adverse development on acquired net reserves.
Year ended December 31, 2004
On November 15, 2004, OdysseyRe acquired Overseas Partners U.S. Reinsurance Company, a reinsurance company domiciled in the state of Delaware, for $43.0. The fair value of assets and liabilities acquired was $237.8 and $194.8 respectively, resulting in no goodwill.
Subsidiaries of the company sold 3.1 million shares of common stock of Zenith National at $43 per share, in an underwritten public offering which closed on July 30, 2004, resulting in a pre-tax realized gain after expenses of $40.9.
On May 18, 2004, the company recorded a pre-tax realized gain of $40.1 (Cdn$53.5) on the sale of 6.0 million common shares of its Northbridge subsidiary in an underwritten secondary offering at a price of Cdn$25.60 per share, generating net proceeds of $104.8 (Cdn$146.0) and reducing the company’s ownership of Northbridge from 71.0% to 59.2%.
On March 14, 2004, Lindsey Morden completed the sale of its U.S. third party claims administration business for a cash payment by Lindsey Morden of $22.0. The disposition of this business resulted in a charge to earnings of $13.4, consisting of a $3.6 loss on the sale of the business and other related accruals, including lease termination costs, of $9.8.
Year ended December 31, 2003
On May 28 and June 10, 2003, Northbridge, the Canadian holding company for Lombard Canada Ltd., Commonwealth Insurance Company, Markel Insurance Company of Canada and Federated Holdings of Canada Ltd. and their respective subsidiaries, issued an aggregate of 14,740,000 common shares in an initial public offering at Cdn$15 (US$10.82) per share. Net proceeds (after expenses of issue) were $148.9 (Cdn$206.4). After the offering, Fairfax held 36.1 million (71.0%) of Northbridge’s common shares. Fairfax recorded a $5.7 (Cdn$8.0) gain on its effective sale of a 29.0% interest in Northbridge which is included in realized gains on investments in the consolidated statement of earnings.
On May 30, 2003, Lindsey Morden acquired all of the outstanding common shares of RSKCo Services, Inc. (“RSKCo”), a claims management service provider in the U.S. The purchase price payable was $10.1 and the fair value of the assets acquired, including goodwill of approximately $4.7, and liabilities assumed were both $37.7.
On March 3, 2003, the company purchased an additional 4.3 million outstanding common shares of OdysseyRe for $18.15 per share, increasing its interest in OdysseyRe from 73.8% to 80.6%. As consideration, the company issued seven-year 3.15% notes exchangeable in November 2004 and February 2005 into the same number of OdysseyRe shares purchased.

FAIRFAX FINANCIAL HOLDINGS LIMITED

17.     Purchase Consideration Payable
On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of International Insurance Company (“IIC”), in exchange for payments over the next 15 years of $424.4 ($203.9 at December 16, 2002 using a discount rate of 9.0% per annum), payable approximately $5.0 a quarter from 2003 to 2017 and approximately $128.2 on December 16, 2017. Upon this acquisition, Xerox’s non-voting shares were amended to make them mandatorily redeemable for the payments described above and to eliminate Xerox’s participation in the operations of IIC, and a direct contractual obligation was effectively created from the company to Xerox. On December 16, 2002, TIG merged with IIC.
18.     Segmented Information
The company is a financial services holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance conducted on a direct and reinsurance basis. The runoff business segment comprises nSpire Re (which fully reinsures the U.K. and international runoff operations, conducted primarily through RiverStone (UK)) and the U.S. runoff company formed on the merger of TIG and IIC combined with Old Lyme. The U.K. and international runoff operations have reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services, with the RiverStone Group retaining full responsibility for all other aspects of the business. Included in the runoff segment is Group Re which, through CRC (Bermuda) (Canadian business), Wentworth (international business) and nSpire Re (U.S. business), writes and retains insurance business written by other Fairfax subsidiaries. The company also provides claims adjusting, appraisal and loss management services.

	Canada			United States			Europe and Far East			Corporate and other			Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004(1)	2003(1)

Revenue
Net premiums earned
Insurance – Canada	891.0	835.7	625.0	57.4	76.9	55.2	10.8	26.4	23.0	–	–	–	959.2	939.0	703.2
– U.S.	–	–	–	1,053.1	1,027.6	991.7	–	–	–	–	–	–	1,053.1	1,027.6	991.7
– Asia	–	–	–	–	–	–	68.2	57.8	37.2	–	–	–	68.2	57.8	37.2
Reinsurance	50.9	46.2	40.5	1,335.9	1,381.6	1,221.6	900.4	893.0	703.0	–	–	–	2,287.2	2,320.8	1,965.1
Runoff and Group Re	221.4	154.9	173.5	68.7	277.0	86.2	46.0	24.4	252.1	–	–	–	336.1	456.3	511.8

	1,163.3	1,036.8	839.0	2,515.1	2,763.1	2,354.7	1,025.4	1,001.6	1,015.3	–	–	–	4,703.8	4,801.5	4,209.0

Interest and dividends													466.1	366.7	330.1
Realized gains													352.1	288.3	845.9
Claims fees													356.2	336.1	328.9

													5,878.2	5,792.6	5,713.9

Allocation of revenue	24.7%	21.6%	19.9%	53.5%	57.5%	56.0%	21.8%	20.9%	24.1%
Earnings (loss) before income taxes
Underwriting results
Insurance – Canada	125.9	105.9	40.3	(45.3)	9.2	2.4	(12.4)	0.4	9.6	–	–	–	68.2	115.5	52.3
– U.S.	–	–	–	(9.1)	(55.0)	(27.1)	–	–	–	–	–	–	(9.1)	(55.0)	(27.1)
– Asia	–	–	–	–	–	–	4.8	4.7	1.5	–	–	–	4.8	4.7	1.5
Reinsurance	1.6	3.7	3.4	(393.3)	(42.9)	17.3	(2.8)	82.4	40.3	–	–	–	(394.5)	43.2	61.0

	127.5	109.6	43.7	(447.7)	(88.7)	(7.4)	(10.4)	87.5	51.4	–	–	–	(330.6)	108.4	87.7
Interest and dividends	67.4	61.2	57.1	228.5	217.3	146.4	49.5	22.9	16.8	–	–	–	345.4	301.4	220.3

Operating income	194.9	170.8	100.8	(219.2)	128.6	139.0	39.1	110.4	68.2	–	–	–	14.8	409.8	308.0
Realized gains (losses)	106.4	34.7	67.2	212.1	140.2	312.7	(2.2)	7.3	284.1	(22.0)	(19.5)	(129.4)	294.3	162.7	534.6

	301.3	205.5	168.0	(7.1)	268.8	451.7	36.9	117.7	352.3	(22.0)	(19.5)	(129.4)	309.1	572.5	842.6
Runoff and Group Re	41.5	11.6	–	(394.8)	(119.3)	(136.2)	(288.2)	(85.9)	26.2	–	–	–	(641.5)	(193.6)	(110.0)
Claims adjusting	(18.4)	(16.4)	(17.4)	(0.7)	(18.4)	(28.1)	28.4	22.6	27.7	–	–	–	9.3	(12.2)	(17.8)
Interest expense	–	–	–	(62.9)	(58.8)	(31.4)	–	–	–	(122.8)	(94.5)	(108.3)	(185.7)	(153.3)	(139.7)
Corporate and other	(14.6)	(8.3)	(4.4)	(27.5)	(20.8)	(13.8)	(2.4)	(2.8)	–	35.7	(44.4)	(30.5)	(8.8)	(76.3)	(48.7)

	309.8	192.4	146.2	(493.0)	51.5	242.2	(225.3)	51.6	406.2	(109.1)	(158.4)	(268.2)	(517.6)	137.1	526.4

Identifiable assets
Insurance	3,380.7	2,683.1	2,373.8	6,728.6	6,577.9	6,293.6	320.9	326.3	234.0	–	–	–	10,430.2	9,587.3	8,901.4
Reinsurance	145.3	169.7	135.3	6,597.1	5,407.4	5,266.5	1,321.7	1,457.2	960.6	–	–	–	8,064.1	7,034.3	6,362.4
Runoff and Group Re	463.4	464.9	516.6	4,787.1	5,083.6	5,605.0	2,676.7	2,984.3	2,705.2	–	–	–	7,927.2	8,532.8	8,826.8
Claims adjusting	37.7	43.4	27.3	36.0	33.3	53.2	253.9	282.3	270.7	–	–	–	327.6	359.0	351.2
Corporate	–	–	–	–	–	–	–	–	–	816.6	817.9	576.5	816.6	817.9	576.5

	4,027.1	3,361.1	3,053.0	18,148.8	17,102.2	17,218.3	4,573.2	5,050.1	4,170.5	816.6	817.9	576.5	27,565.7	26,331.3	25,018.3

	14.6%	12.8%	12.2%	65.8%	65.0%	68.8%	16.6%	19.2%	16.7%	3.0%	3.0%	2.3%
Amortization	7.4	11.1	16.4	13.0	18.5	26.2	4.8	13.0	9.5	–	–	–	25.2	42.6	52.1

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and dividend income for the Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments is $65.7, $105.0, $7.5 and $167.2, respectively (2004 – $60.9, $81.3, $2.9 and $156.3) (2003 – $50.8, $76.1, $0.7 and $92.7).
Realized gains for the Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments are $104.0, $106.9, $1.0 and $104.4, respectively (2004 – $22.6, $85.0, nil and $74.6) (2003 – $67.2, $308.8, $3.8 and $284.1).
Interest expense for the Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments is nil, $32.9, nil and $30.0, respectively (2004 – nil, $33.2, nil and $25.6) (2003 – nil, $18.7, nil and $12.7).
Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.
Corporate and other includes the company’s interest expense and corporate overhead. Corporate assets include cash and short term investments and miscellaneous other assets in the holding company.
19.     Fair Value
Information on the fair values of financial instruments of the company, including where those values differ from their carrying values in the financial statements at December 31, 2005, include:

	Note	Carrying	Estimated
	Reference	Value	Fair Value
Marketable securities at holding company	3	278.5	284.5
Portfolio investments	4	15,034.2	15,571.4
Securities sold but not yet purchased	4	700.3	700.3
Long term debt	6	2,234.6	2,198.6
Trust preferred securities of subsidiaries	7	52.4	42.2
Purchase consideration payable	17	192.1	192.1
The amounts above do not include the fair value of underlying lines of business. While fair value amounts are designed to represent estimates of the amounts at which instruments could be exchanged in current transactions between willing parties, certain of the company’s financial instruments lack an available trading market. Therefore, these instruments have been valued on a going concern basis. Fair value information on the provision for claims and reinsurance recoverables are not determinable.
These fair values have not been reflected in the financial statements.
20.     US GAAP Reconciliation
The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described below.
Consolidated Statements of Earnings
For the years ended December 31, 2005, 2004 and 2003, significant differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP were as follows:

(a)	Under Canadian GAAP, recoveries on certain stop loss reinsurance treaties (including with Swiss Re) protecting Fairfax, Crum & Foster and TIG are recorded at the same time as the claims incurred are ceded. Under US GAAP, these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries and is recorded in accounts payable and accrued liabilities.

(b)	Other than temporary declines are recorded in earnings. Declines in fair values are generally presumed to be other than temporary if they have persisted over a period of time and factors indicate that recovery is uncertain. Under Canadian GAAP, other than temporary declines in the value of investment securities to fair value are recorded in earnings. Under US GAAP, securities are written down to quoted market value when an other than temporary decline occurs.
The following shows the net earnings in accordance with US GAAP:

	2005	2004	2003
Net earnings (loss), Canadian GAAP	(497.9)	(19.8)	270.0

Recoveries (deferred gains) on retroactive reinsurance (a)	163.8	25.3	(209.4)

Other than temporary declines (b)	27.7	28.1	(49.9)

Other differences	(2.0)	(14.4)	1.5

Tax effect	(62.4)	(13.1)	91.0

Net earnings (loss), US GAAP	(370.8)	6.1	103.2

Other comprehensive income (loss)(1)	(3.0)	171.0	445.6

Comprehensive income (loss), US GAAP	(373.8)	177.1	548.8

Net earnings (loss) per share, US GAAP	$(23.03)	$(0.29)	$6.66

Net earnings (loss) per diluted share, US GAAP	$(23.03)	$(0.29)	$6.66

(1)	Consists of the after-tax change in the mark-to-market valuation of investments of $24.0 (2004 – $95.1; 2003 – $92.7) and the change in the currency translation adjustment amount of $(27.0) (2004 – $75.9; 2003 – $352.9).
Consolidated Balance Sheets
In Canada, portfolio investments are carried at cost or amortized cost with a provision for declines in value which are considered to be other than temporary. Strategic investments include Hub and Advent which are equity accounted and Zenith which is carried at cost. In the U.S., such investments (excluding equity accounted investments) are classified as available for sale and recorded at market values through shareholders’ equity.
As described in footnote (6) in note 6, under Canadian GAAP the value of the conversion option of the company’s 5% convertible senior debentures is included in Other paid in capital. Under US GAAP the full principal amount of the debentures is included in debt.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	2005	2004
Assets
Portfolio investments
Subsidiary cash and short term investments	3,788.9	3,476.3
Bonds	7,766.5	7,130.2
Preferred stocks	16.6	136.4
Common stocks	2,533.0	1,957.9
Strategic investments	351.0	412.2
Investments (including subsidiary cash and short term investments) pledged for securities sold but not yet purchased	1,009.3	733.9

Total portfolio investments	15,465.3	13,846.9
Future income taxes	1,150.2	1,066.3
Goodwill	263.0	280.2
All other assets	11,203.6	11,667.2

Total assets	28,082.1	26,860.6

Liabilities
Accounts payable and accrued liabilities	1,749.7	1,884.3
Securities sold but not yet purchased	700.3	539.5
Long term debt – holding company borrowings	1,424.7	1,480.3
Long term debt – subsidiary company borrowings	869.3	773.0
All other liabilities	19,628.9	18,526.8

Total liabilities	24,372.9	23,203.9

Mandatorily redeemable shares of TRG	192.1	195.2
Non-controlling interests	752.3	583.0

	944.4	778.2

Shareholders’ Equity	2,764.8	2,878.5

	28,082.1	26,860.6

The difference in consolidated shareholders’ equity is as follows:

	2005	2004	2003
Shareholders’ equity based on Canadian GAAP	2,905.9	3,170.7	2,879.3
Accumulated other comprehensive income	306.5	282.5	187.5
Reduction of other paid in capital	(59.4)	(59.4)	(62.7)
Cumulative reduction in net earnings under US GAAP	(388.2)	(515.3)	(541.2)

Shareholders’ equity based on US GAAP	2,764.8	2,878.5	2,462.9

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, requires the company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income in the equity section of financial statements. A new Canadian GAAP standard will require this presentation to be adopted in 2007 (see Future accounting changes in note 2). Other comprehensive income includes (besides the currency translation account, which is disclosed under Canadian GAAP) unrealized gains and losses on investments, as follows:

	2005	2004	2003
Unrealized gain on investments available for sale	456.3	420.1	271.1
Related deferred income taxes	(163.8)	(151.6)	(97.7)
Other	14.0	14.0	14.1

	306.5	282.5	187.5

The cumulative reduction in net earnings under US GAAP of $388.2 at December 31, 2005 relates primarily to the deferred gain on retroactive reinsurance ($425.5 after tax) which is amortized into income as the underlying claims are paid.
Disclosure of Interest and Income Taxes Paid
The aggregate amount of interest paid for the years ended December 31, 2005, 2004 and 2003 was $198.4, $175.1 and $140.9, respectively. The aggregate amount of income taxes paid for the years ended December 31, 2005, 2004 and 2003 was $102.4, $132.6 and $42.9, respectively.
Statement of Cash Flows
There are no significant differences on the statement of cash flows under US GAAP as compared to Canadian GAAP.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations (as of March 31, 2006 except as otherwise indicated)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes: (1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations should review the entire Annual Report for additional commentary and information. Additional information relating to the Company, including its annual information form, can be found on SEDAR at www.sedar.com, which can also be accessed from the company’s website www.fairfax.ca.

(2)	Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of these measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures; these measures include tables showing the company’s sources of net earnings with Lindsey Morden equity accounted and the company’s capital structure with Lindsey Morden equity accounted. Where non-GAAP measures are provided, descriptions are clearly provided in the commentary as to the nature of the adjustments made.

(3)	The combined ratio – which may be calculated differently by different companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned) – is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure.

(4)	References to other documents or certain websites do not constitute incorporation for reference in this MD&A of all or any portion of those documents or websites.

(5)	References in this MD&A to Fairfax’s insurance and reinsurance operations do not include Fairfax’s runoff and other operations.
Sources of Revenue
Revenue reflected in the consolidated financial statements for the past three years is shown in the table below (claims adjusting fees are from Lindsey Morden).

	2005	2004	2003
Net premiums earned
Insurance – Canada (Northbridge)	959.2	939.0	703.2
Insurance – U.S.	1,053.1	1,027.6	991.7
Insurance – Asia (Fairfax Asia)	68.2	57.8	37.2
Reinsurance (OdysseyRe)	2,287.2	2,320.8	1,965.1
Runoff and other	336.1	456.3	511.8

	4,703.8	4,801.5	4,209.0
Interest and dividends	466.1	366.7	330.1
Realized gains	352.1	288.3	845.9
Claims fees	356.2	336.1	328.9

	5,878.2	5,792.6	5,713.9

Revenue in 2005 increased to $5,878.2 from $5,792.6 in 2004, principally as a result of increased investment income and net realized gains, offset by lower earned premiums. During

2005, net premiums written by Northbridge, Crum & Forster and OdysseyRe, expressed in local currency, decreased 5.0%, 0.3% and 1.5%, respectively, from 2004. Consolidated net premiums written in 2005 decreased by 1.7% to $4,705.4 from $4,786.5 in 2004. Net premiums earned from the insurance and reinsurance operations increased by 0.5% to $4,367.7 in 2005 from $4,345.2 in 2004.
Claims fees for 2005 increased by 6.0% over 2004, principally reflecting growth in international and U.S. revenues offset by declining revenues in Europe (including foreign exchange movements against the U.S. dollar).
As shown in note 18 to the consolidated financial statements, on a geographic basis, United States, Canadian, and Europe and Far East operations accounted for 53.5%, 24.7% and 21.8%, respectively, of net premiums earned in 2005 compared with 57.5%, 21.6% and 20.9%, respectively, in 2004.
The significant changes in net premiums earned for 2005 compared with 2004 in the various geographic areas were caused by the following factors:

(a)	The growth in Canadian net premiums earned from $1,036.8 in 2004 to $1,163.3 in 2005 was due primarily to the strengthening of the Canadian dollar against the U.S. dollar in respect of the Northbridge premiums and to increased Canadian-based business in Group Re.

(b)	The decrease in U.S. net premiums earned by Runoff and Group Re from $277.0 in 2004 to $68.7 in 2005 was due primarily to a reduction of earned premiums in U.S. runoff and less third party reinsurance business in Group Re.

(c)	The increase in Europe and Far East net premiums earned by Runoff and Group Re from $24.4 in 2004 to $46.0 in 2005 was due primarily to the acquisition of Compagnie de Réassurance d’Ile de France by the Runoff group.
Net Earnings
Combined ratios and sources of net earnings (with Lindsey Morden equity accounted) for the past three years are as set out beginning on page 54. Commentary on combined ratios and on operating income on a segment by segment basis is provided under Underwriting and Operating Income beginning on page 61.
The following table shows the combined ratios and underwriting and operating results for each of the company’s insurance and reinsurance operations and, as applicable, for its runoff and other operations, as well as the earnings contributions from its claims adjusting, appraisal and loss management services. In that table, interest and dividends and realized gains on the consolidated statements of earnings are broken out so that those items are shown separately as

FAIRFAX FINANCIAL HOLDINGS LIMITED

they relate to the insurance and reinsurance operating results, and are comprised in Runoff and other as they relate to that segment.

	2005	2004	2003
Combined ratios (1)(2)
Insurance – Canada (Northbridge)	92.9%	87.7%	92.6%
– U.S.	100.9%	105.4%	102.7%
– Asia (Fairfax Asia)	93.0%	91.9%	96.0%
Reinsurance (OdysseyRe)	117.2%	98.1%	96.9%

Consolidated	107.6%	97.5%	97.6%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	68.2	115.5	52.3
– U.S.	(9.1)	(55.0)	(27.1)
– Asia (Fairfax Asia)	4.8	4.7	1.5
Reinsurance (OdysseyRe)	(394.5)	43.2	61.0

Underwriting income (loss)	(330.6)	108.4	87.7
Interest and dividends	345.4	301.4	220.3

Operating income	14.8	409.8	308.0
Realized gains	294.3	162.7	534.6
Runoff and other	(641.5)	(193.6)	(110.0)
Claims adjusting (Fairfax portion)	5.4	(15.4)	(16.6)
Interest expense	(185.7)	(153.3)	(139.7)
Corporate overhead and other	(8.8)	(76.3)	(48.7)

Pre-tax income (loss)	(521.5)	133.9	527.6
Taxes	69.4	(74.6)	(187.6)
Non-controlling interests	(45.8)	(79.1)	(70.0)

Net earnings (loss)	(497.9)	(19.8)	270.0

(1)	The 2005 combined ratios include 7.9 combined ratio points for Canadian insurance, 8.9 combined ratio points for U.S. insurance, 19.0 combined ratio points for reinsurance and 13.9 consolidated combined ratio points, arising from the 2005 hurricane losses.

(2)	The 2004 combined ratios include 2.9 combined ratio points for Canadian insurance, 9.4 combined ratio points for U.S. insurance, 4.2 combined ratio points for reinsurance and 5.1 consolidated combined ratio points, arising from the 2004 third quarter hurricane losses.
The company’s insurance and reinsurance operations incurred an underwriting loss of $330.6, reflecting the impact of $609.9 of net losses from Hurricanes Katrina, Rita and Wilma (“the 2005 hurricanes”). Prior to giving effect to these losses, those operations would have generated an underwriting profit of $279.3. The consolidated combined ratio of the company’s insurance and reinsurance operations was 107.6%. Prior to giving effect to the 2005 hurricane losses, those operations would have had a consolidated combined ratio of 93.7%, reflecting continued strong underwriting performance prior to the impact of the hurricane losses. By comparison, the company’s insurance and reinsurance operations had a net underwriting profit of $108.4 in 2004 (an underwriting profit of $330.5 prior to giving effect to the losses during the third quarter of 2004 from Hurricanes Charley, Frances, Ivan and Jeanne (“the 2004 third quarter hurricanes”)). The company’s 2004 consolidated combined ratio was 97.5% (92.4% prior to giving effect to the 2004 third quarter hurricane losses).
The net loss increased to $497.9 ($30.72 per share) in 2005 from a net loss of $19.8 ($2.16 per share) in 2004, primarily due to the 2005 hurricanes, partially offset by increased investment income and net realized gains (described under “Interest and Dividends” and “Realized Gains”

below) and a recovery of income taxes. Prior to the impact of $715.5 of consolidated losses resulting from the 2005 hurricanes and $465.5 of charges resulting from actions taken in runoff, earnings from operations before income taxes in 2005 would have been $663.4, compared to $389.8 in 2004 prior to giving effect to $252.7 in losses resulting from the 2004 third quarter hurricanes.
Of the $1,071.2 of consolidated operating expenses in 2005 ($1,037.6 in 2004), $737.9 ($715.9 in 2004) related to insurance, reinsurance, runoff and other operations (including $22.7 in restructuring charges) and corporate overhead, while the balance of $333.3 ($321.7 in 2004) related to Lindsey Morden.
Cash flow from operations for the year ended December 31, 2005 amounted to $346.0 for Northbridge ($250.5 in 2004), $9.1 for Crum & Forster ($94.7 in 2004) and $397.3 for OdysseyRe ($603.2 in 2004). Increased cash flows at Northbridge were primarily increases occurring in the normal course of operations. Decreased cash flows at Crum & Forster were primarily a result of lower proceeds from commutations and higher catastrophe and asbestos loss payments, partially offset by a reduction in all other claims payments. Decreased cash flows at OdysseyRe reflect an increase in paid losses related to 2004 and 2005 catastrophes, principally the 2005 hurricanes.
The above sources of net earnings (with Lindsey Morden equity accounted) presented by business segment were as set out below for the years ended December 31, 2005, 2004 and 2003 (commentary on the company’s 2005 fourth quarter results, compared with its 2004 fourth quarter results, is contained on page 2 of the company’s February 9, 2006 news release relating to its financial results for 2005, which commentary is incorporated herein by reference). The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for realized gains eliminates gains or losses on purchase and sale transactions within the group.
Year ended December 31, 2005

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,545.2	1,303.6	76.6	2,641.4	5,566.8	377.6	(372.4)	–	5,572.0

Net premiums written	978.8	1,026.0	46.5	2,314.1	4,365.4	340.0	–	–	4,705.4

Net premiums earned	959.2	1,053.1	68.2	2,287.2	4,367.7	336.1	–	–	4,703.8

Underwriting profit (loss)	68.2	(9.1)	4.8	(394.5)	(330.6)	–	–	–	(330.6)
Interest and dividends	65.7	105.0	7.5	167.2	345.4	–	–	–	345.4

Operating income before:	133.9	95.9	12.3	(227.3)	14.8	–	–	–	14.8
Realized gains	104.0	106.9	1.0	104.4	316.3	55.4	(24.7)	2.7	349.7
Runoff and other operating (loss)	–	–	–	–	–	(696.9)	–	–	(696.9)
Claims adjusting	–	–	–	–	–	–	–	5.4	5.4
Interest expense	–	(32.9)	–	(30.0)	(62.9)	–	–	(122.8)	(185.7)
Corporate overhead and other	(14.6)	(2.5)	(2.4)	(25.0)	(44.5)	–	–	35.7	(8.8)

Pre-tax income (loss)	223.3	167.4	10.9	(177.9)	223.7	(641.5)	(24.7)	(79.0)	(521.5)
Recovery of taxes									69.4
Non-controlling interests									(45.8)

Net earnings (loss)									(497.9)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2004

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,483.1	1,345.1	86.7	2,631.6	5,546.5	584.2	(521.9)	–	5,608.8

Net premiums written	957.6	1,036.0	59.6	2,349.6	4,402.8	383.7	–	–	4,786.5

Net premiums earned	939.0	1,027.6	57.8	2,320.8	4,345.2	456.3	–	–	4,801.5

Underwriting profit (loss)	115.5	(55.0)	4.7	43.2	108.4	–	–	–	108.4
Interest and dividends	60.9	81.3	2.9	156.3	301.4	–	–	–	301.4

Operating income before:	176.4	26.3	7.6	199.5	409.8	–	–	–	409.8
Realized gains	22.6	85.0	–	74.6	182.2	125.6	(43.8)	24.3	288.3
Runoff and other operating (loss)	–	–	–	–	–	(319.2)	–	–	(319.2)
Claims adjusting	–	–	–	–	–	–	–	(15.4)	(15.4)
Interest expense	–	(33.2)	–	(25.6)	(58.8)	–	–	(94.5)	(153.3)
Corporate overhead and other	(8.3)	(8.4)	(2.8)	(12.4)	(31.9)	–	–	(44.4)	(76.3)

Pre-tax income (loss)	190.7	69.7	4.8	236.1	501.3	(193.6)	(43.8)	(130.0)	133.9
Taxes									(74.6)
Non-controlling interests									(79.1)

Net earnings (loss)									(19.8)

Year ended December 31, 2003

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,318.6	1,396.0	81.8	2,558.2	5,354.6	582.2	(418.2)	–	5,518.6

Net premiums written	802.3	1,092.1	61.6	2,153.6	4,109.6	338.5	–	–	4,448.1

Net premiums earned	703.2	991.7	37.2	1,965.1	3,697.2	511.8	–	–	4,209.0

Underwriting profit (loss)	52.3	(27.1)	1.5	61.0	87.7	–	–	–	87.7
Interest and dividends	50.8	76.1	0.7	92.7	220.3	–	–	–	220.3

Operating income before:	103.1	49.0	2.2	153.7	308.0	–	–	–	308.0
Realized gains	67.2	308.8	3.8	284.1	663.9	311.3	(132.4)	3.1	845.9
Runoff and other operating (loss)	–	–	–	–	–	(421.3)	–	–	(421.3)
Claims adjusting	–	–	–	–	–	–	–	(16.6)	(16.6)
Interest expense	–	(18.7)	–	(12.7)	(31.4)	–	–	(108.3)	(139.7)
Corporate overhead and other	(4.4)	(5.9)	–	(7.9)	(18.2)	–	–	(30.5)	(48.7)

Pre-tax income (loss)	165.9	333.2	6.0	417.2	922.3	(110.0)	(132.4)	(152.3)	527.6
Taxes									(187.6)
Non-controlling interests									(70.0)

Net earnings									270.0

Reference is made to note 2, as well as note 20, to the consolidated financial statements for a discussion of future accounting changes.

         Segmented Balance Sheet
The company’s segmented balance sheets as at December 31, 2005 and 2004 are presented to disclose the assets and liabilities of, and the capital invested by the company in, each of the company’s major segments. The segmented balance sheets have been prepared on the following basis:

(a)	The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment (except for nSpire Re in Runoff and Other, which excludes balances related to U.S. acquisition financing), prepared in accordance with Canadian GAAP and Fairfax’s accounting policies and basis of accounting. Accordingly, these segmented balance sheets differ from those published by Crum & Forster and OdysseyRe due to differences between Canadian and US GAAP.

(b)	Investments in affiliates, which are carried at cost, are disclosed in the business segments on pages 61 to 80. Affiliated insurance and reinsurance balances, including premiums receivable, reinsurance recoverable, deferred premium acquisition costs, funds withheld payable to reinsurers, provision for claims and unearned premiums are not shown separately but are eliminated in Corporate and Other.

(c)	Corporate and Other includes Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under Canadian GAAP to prepare consolidated financial statements. The most significant of those entries derive from the elimination of intercompany reinsurance (primarily consisting of normal course reinsurance provided by Group Re and normal course reinsurance between OdysseyRe and the primary insurers or created as a result of pre-acquisition reinsurance relationships), which affects Recoverable from reinsurers, Provision for claims and Unearned premiums. The $1,602.3 corporate and other long term debt as at December 31, 2005 consists primarily of Fairfax debt of $1,365.3 (see note 6 to the consolidated financial statements), TIG trust preferred securities of $52.4 (see note 7 to the consolidated financial statements) and purchase consideration payable of $192.1 (related to the TRG acquisition referred to in note 17 to the consolidated financial statements).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2005

	Insurance			Reinsurance

			Fairfax		Operating	Runoff and	Lindsey	Corporate
	Northbridge	U.S.	Asia	OdysseyRe	Companies	Other	Morden	and Other	Fairfax
Assets
Cash, short term investments and marketable securities	–	1.7	–	–	1.7	–	–	557.3	559.0
Accounts receivable and other	438.0	382.9	38.2	872.4	1,731.5	654.6	115.7	(121.4)	2,380.4
Recoverable from reinsurers	1,330.3	2,244.9	48.7	1,478.0	5,101.9	4,078.2	–	(1,524.5)	7,655.6
Portfolio investments	2,447.7	3,784.9	190.7	5,670.4	12,093.7	2,927.0	10.0	3.5	15,034.2
Deferred premium acquisition costs	122.0	78.5	6.7	173.6	380.8	10.7	–	–	391.5
Future income taxes	61.8	182.3	0.5	212.8	457.4	795.0	2.4	(120.5)	1,134.3
Premises and equipment	15.0	4.2	1.0	12.2	32.4	8.5	11.2	43.6	95.7
Goodwill	16.1	7.3	5.4	12.2	41.0	–	175.6	(5.8)	210.8
Due from affiliates	–	–	2.5	–	2.5	94.5	2.1	(99.1)	–
Other assets	1.3	25.6	–	24.5	51.4	14.9	8.8	29.1	104.2
Investments in Fairfax affiliates	–	118.8	–	88.5	207.3	487.6	–	(694.9)	–

Total assets	4,432.2	6,831.1	293.7	8,544.6	20,101.6	9,071.0	325.8	(1,932.7)	27,565.7

Liabilities
Lindsey Morden indebtedness	–	–	–	–	–	–	63.9	–	63.9
Accounts payable and accrued liabilities	208.2	256.3	21.1	149.8	635.4	310.8	82.2	121.6	1,150.0
Securities sold but not yet purchased	227.5	329.7	–	139.2	696.4	3.9	–	–	700.3
Due to affiliates	3.3	6.8	–	3.3	13.4	–	–	(13.4)	–
Funds withheld payable to reinsurers	58.7	301.1	0.1	192.7	552.6	620.4	–	(118.6)	1,054.4
Provision for claims	2,198.1	3,896.8	114.7	5,121.9	11,331.5	6,251.9	–	(1,554.2)	16,029.2
Unearned premiums	852.1	560.2	58.3	933.7	2,404.3	155.7	–	(131.0)	2,429.0
Deferred taxes payable	5.3	–	–	–	5.3	–	3.0	(8.3)	–
Long term debt	–	300.0	–	469.5	769.5	–	107.3	1,602.3	2,479.1

Total liabilities	3,553.2	5,650.9	194.2	7,010.1	16,408.4	7,342.7	256.4	(101.6)	23,905.9

Non-controlling interests	–	–	7.2	–	7.2	–	1.0	745.7	753.9

Shareholders’ equity	879.0	1,180.2	92.3	1,534.5	3,686.0	1,728.3	68.4	(2,576.8)	2,905.9

Total liabilities and shareholders’ equity	4,432.2	6,831.1	293.7	8,544.6	20,101.6	9,071.0	325.8	(1,932.7)	27,565.7

Capital
Debt	–	300.0	–	469.5	769.5	–	171.2	1,602.3	2,543.0
Non-controlling interests	358.6	–	–	374.0	732.6	–	13.0	8.3	753.9
Investments in Fairfax affiliates	–	118.8	–	88.5	207.3	487.6	–	(694.9)	–
Shareholders’ equity	520.4	1,061.4	92.3	1,072.0	2,746.1	1,240.7	55.4	(1,136.3)	2,905.9

Total capital	879.0	1,480.2	92.3	2,004.0	4,455.5	1,728.3	239.6	(220.6)	6,202.8

% of total capital	14.2%	23.9%	1.5%	32.3%	71.9%	27.9%	3.9%	(3.7)%	100.0%

Segmented Balance Sheet as at December 31, 2004

	Insurance			Reinsurance

			Fairfax		Operating	Runoff and	Lindsey	Corporate
	Northbridge	U.S.	Asia	OdysseyRe	Companies	Other	Morden	and Other(1)	Fairfax(1)
Assets
Cash, short term investments and marketable securities	–	17.1	–	–	17.1	–	–	549.7	566.8
Accounts receivable and other	488.1	446.4	36.4	857.0	1,827.9	479.6	118.0	(79.5)	2,346.0
Recoverable from reinsurers	1,049.3	1,965.0	57.8	1,275.8	4,347.9	5,045.6	–	(1,258.0)	8,135.5
Portfolio investments	1,983.7	3,574.1	167.2	4,762.2	10,487.2	2,875.2	23.7	104.3	13,490.4
Deferred premium acquisition costs	110.1	83.0	7.6	171.1	371.8	7.0	–	–	378.8
Future income taxes	44.1	160.9	2.2	169.9	377.1	728.9	2.7	(135.1)	973.6
Premises and equipment	11.2	5.3	1.2	11.9	29.6	9.4	13.3	47.5	99.8
Goodwill	16.6	7.3	6.0	13.0	42.9	–	192.4	(7.2)	228.1
Due from affiliates	–	1.1	7.7	8.7	17.5	359.4	1.3	(378.2)	–
Other assets	1.3	27.2	–	15.4	43.9	28.9	8.9	30.6	112.3
Investments in Fairfax affiliates	–	101.6	–	87.9	189.5	461.3	–	(650.8)	–

Total assets	3,704.4	6,389.0	286.1	7,372.9	17,752.4	9,995.3	360.3	(1,776.7)	26,331.3

Liabilities
Lindsey Morden indebtedness	–	–	–	–	–	–	89.2	–	89.2
Accounts payable and accrued liabilities	171.5	274.4	20.8	180.3	647.0	341.5	102.4	31.5	1,122.4
Securities sold but not yet purchased	221.0	217.4	–	56.2	494.6	–	–	44.9	539.5
Funds withheld payable to reinsurers	47.4	292.4	0.2	194.8	534.8	602.1	–	(103.7)	1,033.2
Provision for claims	1,744.2	3,576.7	96.1	4,228.0	9,645.0	6,657.5	–	(1,319.0)	14,983.5
Unearned premiums	794.3	592.6	79.8	898.2	2,364.9	138.3	–	(134.9)	2,368.3
Deferred taxes payable	6.8	–	–	–	6.8	–	2.8	(9.6)	–
Long term debt	–	300.0	–	374.9	674.9	–	105.1	1,661.5	2,441.5

Total liabilities	2,985.2	5,253.5	196.9	5,932.4	14,368.0	7,739.4	299.5	170.7	22,577.6

Non-controlling interests	–	–	0.9	–	0.9	–	1.2	580.9	583.0

Shareholders’ equity	719.2	1,135.5	88.3	1,440.5	3,383.5	2,255.9	59.6	(2,528.3)	3,170.7

Total liabilities and shareholders’ equity	3,704.4	6,389.0	286.1	7,372.9	17,752.4	9,995.3	360.3	(1,776.7)	26,331.3

Capital
Debt	–	300.0	–	374.9	674.9	–	194.3	1,661.5	2,530.7
Non-controlling interests	293.4	–	–	281.0	574.4	–	14.9	(6.3)	583.0
Investments in Fairfax affiliates	–	101.6	–	87.9	189.5	461.3	–	(650.8)	–
Shareholders’ equity	425.8	1,033.9	88.3	1,071.6	2,619.6	1,794.6	44.7	(1,288.2)	3,170.7

Total capital	719.2	1,435.5	88.3	1,815.4	4,058.4	2,255.9	253.9	(283.8)	6,284.4

% of total capital	11.4%	22.8%	1.4%	28.9%	64.5%	35.9%	4.0%	(4.4% )	100.0%

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6 to the consolidated financial statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance recoverables decreased to $7,655.6 from $8,135.5 in 2004, notwithstanding an increase in reinsurance recoverables in 2005 due to ceded losses from the 2005 hurricanes.
Future income taxes represent amounts expected to be recovered in future years. At December 31, 2005 future income taxes of $1,134.3 (of which $825.1 related to Fairfax Inc., Fairfax’s U.S. holding company, and subsidiaries in its U.S. consolidated tax group) consisted of $658.5 of capitalized operating and capital losses, and timing differences of $475.8 which represent primarily expenses recorded in the financial statements but not yet deducted for income tax purposes. The capitalized operating losses relate primarily to Fairfax Inc. and its U.S. subsidiaries ($355.0), where all of the losses expire after 2018, the Canadian holding company ($126.7) and European runoff ($127.5), with the remainder relating primarily to Lindsey Morden.
To facilitate the utilization of its future U.S. income taxes asset and to optimize the cash flow from U.S. tax sharing payments, the company increased its interest in OdysseyRe to in excess of 80% in 2003, to permit OdysseyRe to be included in Fairfax’s U.S. consolidated tax group.
The portion of Fairfax’s future income taxes asset consisting of capitalized operating and capital losses related to its U.S. consolidated tax group increased by $103.2 in 2005, primarily as a result of losses from the 2005 hurricanes. Future income taxes for the consolidated group increased by $160.7 in 2005 as a result of changes in the ordinary course for timing differences as a result of increased business volumes, and changes in the non-U.S. components of this asset, including the impact of foreign exchange.
The company’s valuation allowance on its future income taxes asset as at December 31, 2005 was $99.9, of which approximately half related to losses incurred primarily in the U.K. and Ireland, and the remainder related to losses incurred at Lindsey Morden. Differences between expected and actual future operating results could adversely impact the company’s ability to realize the future income taxes asset within a reasonable period of time given the inherent uncertainty in projecting operating company earnings and industry conditions. The company expects to realize the benefit of these capitalized losses from future profitable operations.
In determining the need for a valuation allowance, management considers primarily current and expected profitability of the companies. Management reviews the recoverability of the future income taxes asset and the valuation allowance on a quarterly basis. The timing differences principally relate to insurance-related balances such as claims, deferred premium acquisition costs and unearned premiums; such timing differences are expected to continue for the foreseeable future in light of the company’s ongoing operations.
Portfolio investments include investments in 25.9%-owned Hub International Limited ($111.7), 10.3%-owned Zenith National Insurance Corp. ($74.1) (subsequently sold for a $119.4 pre-tax gain) and 46.8%-owned Advent Capital Holdings PLC ($62.0), all of which are publicly listed companies.
Goodwill decreased to $210.8 (of which $175.6 relates to Lindsey Morden) at December 31, 2005 from $228.1 at December 31, 2004, due principally to the weakening of the pound sterling against the U.S. dollar during 2005.

Components of Net Earnings
                  Underwriting and Operating Income
Set out and discussed below are the 2005, 2004 and 2003 underwriting and operating results of Fairfax’s insurance and reinsurance operations on a summarized company by company basis.
                           Canadian Insurance – Northbridge

	2005	2004	2003
Underwriting profit	68.2	115.5	52.3

Combined ratio:
Loss & LAE	67.9%	62.2%	65.5%
Commissions	6.3%	7.3%	6.7%
Underwriting expense	18.7%	18.2%	20.4%

	92.9%	87.7%	92.6%

Gross premiums written	1,545.2	1,483.1	1,318.6

Net premiums written	978.8	957.6	802.3

Net premiums earned	959.2	939.0	703.2

Underwriting profit	68.2	115.5	52.3
Interest and dividends	65.7	60.9	50.8

Operating income	133.9	176.4	103.1
Realized gains	104.0	22.6	67.2

Pre-tax income before interest and other	237.9	199.0	170.3

Net income after taxes	163.4	124.3	108.3

In 2005, Northbridge earned underwriting profit of $68.2, a 41.0% decline relative to underwriting profit of $115.5 earned in 2004. Although underwriting profit increased at three of Northbridge’s four operating subsidiaries, the underwriting year was affected by the unprecedented 2005 hurricanes. Despite an adverse underwriting impact aggregating 7.9 combined ratio points from Hurricanes Katrina, Rita and Wilma, Northbridge produced a combined ratio of 92.9% in 2005, compared to 87.7% in 2004. Net premiums written and net premiums earned at Northbridge declined (measured in Canadian dollars) 5.0% in 2005 relative to 2004 as a result of a restructuring in its personal lines segment, reinstatement premiums triggered under certain reinsurance treaties, the absence of profit sharing premium, general competitive pressures and the sale of Federated Life Insurance Company of Canada.
Northbridge’s operating income declined to $133.9 in 2005 from $176.4 in 2004, largely as a result of the impact of the 2005 hurricanes. However, net income after taxes for 2005 at $163.4 improved 31.5% from $124.3 in 2004, primarily as a result of significant net realized gains on portfolio investments and a reduced effective tax rate. This increase in net income after taxes in 2005 produced a return on average equity, while remaining debt free, of 21.0% (expressed in Canadian dollars). Northbridge’s average annual return on average equity over the past 20 years since inception in 1985 is 16.5% (expressed in Canadian dollars).
Continued premium growth and improved underwriting performance generated a record 2004 underwriting profit for Northbridge of $115.5, an increase of 120.8% over underwriting profit of $52.3 earned in 2003. Notwithstanding the impact of $27.5 in losses related to the 2004 third quarter hurricanes (representing 2.9 combined ratio points), Northbridge’s combined ratio improved to 87.7% in 2004 from 92.6% in 2003.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Northbridge as at December 31, 2005 and 2004.

	2005	2004
Assets
Accounts receivable and other	438.0	488.1
Recoverable from reinsurers	1,330.3	1,049.3
Portfolio investments	2,447.7	1,983.7
Deferred premium acquisition costs	122.0	110.1
Future income taxes	61.8	44.1
Premises and equipment	15.0	11.2
Goodwill	16.1	16.6
Other assets	1.3	1.3

Total assets	4,432.2	3,704.4

Liabilities
Accounts payable and accrued liabilities	208.2	171.5
Securities sold but not yet purchased	227.5	221.0
Due to affiliates	3.3	–
Funds withheld payable to reinsurers	58.7	47.4
Provision for claims	2,198.1	1,744.2
Unearned premiums	852.1	794.3
Deferred taxes payable	5.3	6.8

Total liabilities	3,553.2	2,985.2
Shareholders’ equity	879.0	719.2

Total liabilities and shareholders’ equity	4,432.2	3,704.4

Northbridge’s assets and liabilities generally increased in 2005 due to increased profitability and cash flow generation and general business growth in recent years, as well as a moderate appreciation of the Canadian dollar relative to the U.S. dollar. Portfolio investments at December 31, 2005 totaled $2,447.7, an increase of 23.4% over December 31, 2004, driven by the generation of cash from operations, investment income and net realized gains. Amounts recoverable from reinsurers increased $281.0 in 2005 from 2004, primarily as a result of the 2005 hurricanes. The accounts receivable and other balance declined to $438.0 at year end 2005 from $488.1 a year earlier, primarily due to a one-time transfer of assets from the Facility Association in 2005 (that transfer increased portfolio investments).
Provision for claims increased in 2005, primarily due to the 2005 hurricanes, to $2,198.1 at December 31, 2005 from $1,744.2 a year earlier. Common shareholders’ equity at December 31, 2005 was $879.0 compared to $719.2 at December 31, 2004 as a result of 2005 earnings of $163.4, dividends paid in 2005 of $28.7 and appreciation of the Canadian dollar relative to the U.S. dollar.
For more information on Northbridge’s results, please see its 2005 annual report posted on its website www.norfin.com.

                           U.S. Insurance
Year ended December 31, 2005

	Crum &
	Forster(1)	Fairmont	Total
Underwriting profit (loss)	(12.6)	3.5	(9.1)

Combined ratio:
Loss & LAE	73.2%	63.2%	71.7%
Commissions	10.3%	11.7%	10.5%
Underwriting expense	17.9%	22.9%	18.7%

	101.4%	97.8%	100.9%

Gross premiums written	1,097.8	205.8	1,303.6

Net premiums written	866.9	159.1	1,026.0

Net premiums earned	892.1	161.0	1,053.1

Underwriting profit (loss)	(12.6)	3.5	(9.1)
Interest and dividends	100.4	4.6	105.0

Operating income	87.8	8.1	95.9
Realized gains	96.9	10.0	106.9

Pre-tax income before interest and other	184.7	18.1	202.8

Net income after taxes	106.3	11.8	118.1

Year ended December 31, 2004

	Crum &
	Forster(1)	Fairmont	Total
Underwriting profit (loss)	(56.2)	1.2	(55.0)

Combined ratio:
Loss & LAE	77.1%	64.4%	75.0%
Commissions	10.5%	13.8%	11.2%
Underwriting expense	18.9%	21.1%	19.2%

	106.5%	99.3%	105.4%

Gross premiums written	1,139.0	206.1	1,345.1

Net premiums written	869.6	166.4	1,036.0

Net premiums earned	859.0	168.6	1,027.6

Underwriting profit (loss)	(56.2)	1.2	(55.0)
Interest and dividends	73.0	8.3	81.3

Operating income	16.8	9.5	26.3
Realized gains	77.8	7.2	85.0

Pre-tax income before interest and other	94.6	16.7	111.3

Net income after taxes	38.3	11.2	49.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2003

	Crum &
	Forster(1)	Fairmont	Old Lyme(2)	Total
Underwriting profit (loss)	(32.7)	1.7	3.9	(27.1)

Combined ratio:
Loss & LAE	74.5%	64.6%	58.2%	71.6%
Commissions	9.9%	14.5%	28.2%	11.8%
Underwriting expense	20.0%	20.1%	6.3%	19.3%

	104.4%	99.2%	92.7%	102.7%

Gross premiums written	1,104.2	242.3	49.5	1,396.0

Net premiums written	857.3	185.4	49.4	1,092.1

Net premiums earned	735.3	203.3	53.1	991.7

Underwriting profit (loss)	(32.7)	1.7	3.9	(27.1)
Interest and dividends	59.2	14.4	2.5	76.1

Operating income	26.5	16.1	6.4	49.0
Realized gains	294.8	13.8	0.2	308.8

Pre-tax income before interest and other	321.3	29.9	6.6	357.8

Net income after taxes	176.8	18.2	4.8	199.8

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP, relating principally to the treatment of retroactive reinsurance (explained in note 20 to the consolidated financial statements).

(2)	Transferred to runoff effective January 1, 2004.
The U.S. insurance combined ratio for 2005 was 100.9% (including 8.9 combined ratio points arising from the 2005 hurricanes) compared to 105.4% for 2004 (including 9.4 combined ratio points arising from the 2004 third quarter hurricanes).
Crum & Forster’s combined ratio of 101.4% in 2005 included 10.4 combined ratio points arising from the 2005 hurricanes. Underwriting results also reflected a net benefit of $31.7 or 3.4 combined ratio points related to favorable development of prior years’ loss reserves, primarily with respect to the 2004 third quarter hurricanes. The 2005 combined ratio of 101.4% is 5.1 combined ratio points lower than the 2004 combined ratio of 106.5%. Excluding the 2005 hurricanes and the 2004 third quarter hurricanes, the combined ratio improved to 91.0% in 2005 from 95.4% in 2004, reflecting the aforementioned favorable reserve development in 2005 and management’s strict underwriting discipline and expense focus. Crum & Forster’s net premiums written of $866.9 remained relatively stable compared to 2004, reflecting intense competition for both new and renewal business. United States Fire Insurance, Crum & Forster’s principal operating subsidiary, paid an $88.5 dividend in 2005 to its parent holding company. Its 2006 dividend capacity is approximately $94. North River Insurance, Crum & Forster’s New Jersey-domiciled operating subsidiary, paid a $4.9 dividend in 2005 and has 2006 dividend capacity of approximately $32. Cash flow from operations at Crum & Forster was $9.1 in 2005 compared to 2004 operating cash flow of $94.7. The significant decline from 2004 is attributable to numerous factors, particularly lower proceeds from reinsurance commutations and higher catastrophe losses and asbestos payments, partially offset by a reduction in all other claim payments.
Crum & Forster’s combined ratio of 106.5% in 2004 included 11.1 combined ratio points arising from the 2004 third quarter hurricanes. Underwriting results also reflected a net cost of

$25.0 or 2.4 combined ratio points related to development of prior years’ loss reserves. Such net prior year loss development included redundancies as well as $100.0 APH strengthening, recorded following an independent ground-up study, all of which was covered by aggregate stop loss reinsurance.
For the year ended December 31, 2005, Crum & Forster earned net income of $106.3 (2004 – $38.3), producing a return on average equity of 10.8% (2004 – 3.9%). Crum & Forster’s cumulative earnings since acquisition on August 13, 1998 have been $491.1, from which it paid dividends to Fairfax of $352.9. Its average annual return on average equity since acquisition has been 8.3%.
Fairmont’s combined ratio of 97.8% reflects its continued focus on underwriting profitability. Fairmont’s disciplined response to competitive pressure resulted in a decrease in net premiums written to $159.1 in 2005 from $166.4 in 2004. Beginning in 2006, Fairmont’s business is being carried on as the Fairmont Specialty division of Crum & Forster.
Set out below are the balance sheets for U.S. insurance as at December 31, 2005 and 2004.
December 31, 2005

	Crum &		Intrasegment	U.S.
	Forster(1)	Fairmont	Eliminations	Insurance
Assets
Cash, short term investments and marketable securities	1.7	–	–	1.7
Accounts receivable and other	336.0	46.9	–	382.9
Recoverable from reinsurers	2,152.0	107.8	(14.9)	2,244.9
Portfolio investments	3,481.7	303.2	–	3,784.9
Deferred premium acquisition costs	70.8	7.7	–	78.5
Future income taxes	154.6	27.7	–	182.3
Premises and equipment	4.2	–	–	4.2
Goodwill	7.3	–	–	7.3
Other assets	24.1	1.5	–	25.6
Investments in Fairfax affiliates	111.6	7.2	–	118.8

Total assets	6,344.0	502.0	(14.9)	6,831.1

Liabilities
Accounts payable and accrued liabilities	237.6	18.8	(0.1)	256.3
Securities sold but not yet purchased	329.7	–	–	329.7
Due to affiliates	8.3	(1.5)	–	6.8
Funds withheld payable to reinsurers	296.7	4.5	(0.1)	301.1
Provision for claims	3,672.5	239.0	(14.7)	3,896.8
Unearned premiums	499.6	60.6	–	560.2
Long term debt	300.0	–	–	300.0

Total liabilities	5,344.4	321.4	(14.9)	5,650.9
Shareholders’ equity	999.6	180.6	–	1,180.2

Total liabilities and shareholders’ equity	6,344.0	502.0	(14.9)	6,831.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

December 31, 2004

	Crum &		Intrasegment	U.S.
	Forster(1)	Fairmont	Eliminations	Insurance
Assets
Cash, short term investments and marketable securities	17.1	–	–	17.1
Accounts receivable and other	391.0	55.4	–	446.4
Recoverable from reinsurers	1,853.1	126.4	(14.5)	1,965.0
Portfolio investments	3,301.3	272.8	–	3,574.1
Deferred premium acquisition costs	75.0	8.0	–	83.0
Future income taxes	127.9	33.0	–	160.9
Premises and equipment	5.3	–	–	5.3
Goodwill	7.3	–	–	7.3
Due from affiliates	(4.1)	5.2	–	1.1
Other assets	24.7	2.5	–	27.2
Investments in Fairfax affiliates	101.6	–	–	101.6

Total assets	5,900.2	503.3	(14.5)	6,389.0

Liabilities
Accounts payable and accrued liabilities	244.3	30.1	–	274.4
Securities sold but not yet purchased	217.4	–	–	217.4
Funds withheld payable to reinsurers	287.7	4.9	(0.2)	292.4
Provision for claims	3,355.4	235.6	(14.3)	3,576.7
Unearned premiums	528.6	64.0	–	592.6
Long term debt	300.0	–	–	300.0

Total liabilities	4,933.4	334.6	(14.5)	5,253.5
Shareholders’ equity	966.8	168.7	–	1,135.5

Total liabilities and shareholders’ equity	5,900.2	503.3	(14.5)	6,389.0

(1)	These balance sheets differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP, relating principally to the treatment of retroactive reinsurance (explained in note 20 to the consolidated financial statements).
Under the terms of the trust indenture governing its 2003 $300 note issue due in 2013, Crum & Forster may only pay dividends to Fairfax if the dividend capacity of its insurance subsidiaries is greater than two times its interest expense, and the dividends paid may not exceed 75% of cumulative consolidated US GAAP net income since April 1, 2003. At December 31, 2005, Crum & Forster had $90.4 (2004 – $63.7) of remaining coverage under its excess of loss reinsurance treaties for 2000 and prior accident years.
Significant changes to Crum & Forster’s balance sheet at December 31, 2005 as compared to 2004 are an increase in reinsurance recoverables from $1,853.1 to $2,152.0 and an increase in provision for claims from $3,355.4 to $3,672.5, both primarily as a result of the 2005 hurricanes, and an increase in portfolio investments (net of securities sold but not yet purchased) of $68.1, primarily as a result of realized investment gains partially offset by dividends paid to its parent.

Investments by Crum & Forster and Fairmont in Fairfax affiliates consist of:

	Crum
	& Forster	Fairmont
Affiliate	% interest	% interest
Northbridge	15.2	–
OdysseyRe (common shares)	1.2	–
TRG Holdings (Class 1 shares)	5.2	–
MFX	9.3	–
Lindsey Morden	–	9.0
For more information on Crum & Forster, please see its 10-K report for 2005 which will be posted on its website www.cfins.com.

Asian Insurance – Fairfax Asia

	2005	2004	2003
Underwriting profit	4.8	4.7	1.5

Combined ratio:
Loss & LAE	65.5%	55.9%	53.5%
Commissions	12.3%	18.0%	22.3%
Underwriting expense	15.2%	18.0%	20.2%

	93.0%	91.9%	96.0%

Gross premiums written	76.6	86.7	81.8

Net premiums written	46.5	59.6	61.6

Net premiums earned	68.2	57.8	37.2

Underwriting profit	4.8	4.7	1.5
Interest and dividends	7.5	2.9	0.7

Operating income	12.3	7.6	2.2
Realized gains	1.0	–	3.8

Pre-tax income before interest and other	13.3	7.6	6.0

Net income after taxes	7.3	4.1	8.5

Effective January 1, 2004 Fairfax Asia consists of the company’s Asian operations: Falcon, First Capital and a 26.0% interest in ICICI Lombard General Insurance Company, India’s largest (by market share) private general insurer (the remaining 74.0% interest is held by ICICI Bank, India’s second largest bank). During the 12-month period ended December 31, ICICI Lombard’s gross premiums written in 2005 increased by 86.0% over 2004, to $330.8 and its net earnings improved in 2005 by 27.4% over 2004, to $13.0.
The increase in Fairfax Asia’s combined ratio to 93.0% in 2005 from 91.9% in 2004 reflects an increase in Falcon’s combined ratio to 98.7% in 2005 from 95.0% in 2004, principally as a result of its employer construction line of business, partially offset by First Capital’s consistent combined ratio of 82.0% on substantially increased net premiums earned.
The decrease in gross and net premiums written reflects Falcon’s response to further rate softening in the Hong Kong market. The increase in investment income relates mainly to an increased equity pickup from Fairfax Asia’s 26.0% interest in ICICI Lombard.
The decrease in the combined ratio to 91.9% in 2004 from 96.0% in 2003 reflects the inclusion in 2004 of First Capital’s strong underwriting results.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Fairfax Asia as at December 31, 2005 and 2004:

	2005	2004
Assets
Accounts receivable and other	38.2	36.4
Recoverable from reinsurers	48.7	57.8
Portfolio investments	190.7	167.2
Deferred premium acquisition costs	6.7	7.6
Future income taxes	0.5	2.2
Premises and equipment	1.0	1.2
Goodwill	5.4	6.0
Due from affiliates	2.5	7.7

Total assets	293.7	286.1

Liabilities
Accounts payable and accrued liabilities	21.1	20.8
Funds withheld payable to reinsurers	0.1	0.2
Provision for claims	114.7	96.1
Unearned premiums	58.3	79.8

Total liabilities	194.2	196.9
Non-controlling interests	7.2	0.9
Shareholders’ equity	92.3	88.3

Total liabilities and shareholders’ equity	293.7	286.1

Reinsurance – OdysseyRe(1)

	2005	2004	2003
Underwriting profit (loss)	(394.5)	43.2	61.0

Combined ratio:
Loss & LAE	90.3%	70.0%	67.5%
Commissions	20.7%	22.6%	24.2%
Underwriting expense	6.2%	5.5%	5.2%

	117.2%	98.1%	96.9%

Gross premiums written	2,641.4	2,631.6	2,558.2

Net premiums written	2,314.1	2,349.6	2,153.6

Net premiums earned	2,287.2	2,320.8	1,965.1

Underwriting profit (loss)	(394.5)	43.2	61.0
Interest and dividends	167.2	156.3	92.7

Operating income (loss)	(227.3)	199.5	153.7
Realized gains	104.4	74.6	284.1

Pre-tax income (loss) before interest and other	(122.9)	274.1	437.8

Net income (loss) after taxes	(107.4)	160.1	276.5

(1)	These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP relating principally to the treatment of retroactive reinsurance, and the exclusion from the 2004 results of First Capital (First Capital’s results are included in Fairfax Asia above). In addition, these results do not reflect changes from the restatement by Odyssey Re Holdings Corp. of the accounting for certain reinsurance contracts, which are not material to Fairfax.

In 2005, a year of unprecedented catastrophes, OdysseyRe’s combined ratio was 117.2%, which included 19.0 combined ratio points ($436.0 of pre-tax losses, net of applicable reinstatement premiums and reinsurance) arising from Hurricanes Katrina, Rita and Wilma. This compares to a combined ratio of 98.1% in 2004, which included 4.2 combined ratio points arising from the 2004 third quarter hurricanes. OdysseyRe’s combined ratio in 2005 also included 8.2 combined ratio points ($189.0 of net pre-tax losses) in adverse loss development from prior period losses (7.4 combined ratio points in 2004). Gross premiums written were virtually unchanged in 2005, following an average annual increase of 34.0% from 2002 to 2004. For 2005, gross premiums written in the United States represented 55% of the total, with non-U.S. premiums representing 45%. In 2005, OdysseyRe produced a net loss of $107.4 as compared to net income of $160.1 in 2004, primarily driven by losses from the 2005 hurricanes.
OdysseyRe’s combined ratio was 98.1% in 2004 (including 4.2 combined ratio points arising from the 2004 third quarter hurricanes). Net premiums written increased by 9.1% in 2004, which followed increases of 32.0% in 2003 and 65.7% in 2002. During this three year period, OdysseyRe significantly expanded its presence in the global marketplace through a deliberate strategy of product and geographic diversification. The diversification of activity OdysseyRe has achieved was responsible for its ability to produce an underwriting profit in 2004 despite incurring losses from the 2004 third quarter hurricanes.
OdysseyRe’s net operating cash flow was $397.3 in 2005 as compared to $603.2 in 2004, reflecting an increase in paid losses related to 2004 and 2005 catastrophes, principally the 2005 hurricanes.
OdysseyRe announced its decision in February 2006 to restate its financial results for the years 2000 through 2004, as well as its results for the nine months ended September 30, 2005. The primary reason for the restatement was to correct the accounting treatment (relating primarily to the timing of recognition of premiums and unearned profit commissions) for certain contract features of seven ceded and two assumed reinsurance contracts, to correct the accounting treatment of ceding commissions relating to three ceded aggregate excess of loss contracts, to correct the accounting treatment for one assumed reinsurance contract (to be deposit accounted rather than reinsurance accounted as a result of Odyssey’s inability to conclude that there is a reasonable possibility of a loss under the contract), and to record other adjustments to reflect unrelated items of an immaterial nature. In addition, OdysseyRe re-evaluated the accounting for a reinsurance contract entered into on the purchase of a business from Skandia Insurance Company Ltd. (Skandia) in 1995. This contract was assigned by Skandia to nSpire Re in 1999 and accordingly is eliminated on consolidation at Fairfax. As a result, the restatement of the Skandia reinsurance contract at the OdysseyRe level had no impact on the Fairfax consolidated results. Fairfax assessed the individual and aggregate components of OdysseyRe’s restatement and concluded that they were not individually or in the aggregate material at the consolidated Fairfax level. Consequently, Fairfax is not restating its financial results for any period as a result of OdysseyRe’s restatement.
In addition, in connection with this restatement and a review of OdysseyRe’s internal controls over financial reporting, OdysseyRe has concluded that it has a material weakness with respect to the accounting for complex reinsurance transactions, including the controls over the evaluation and accounting for certain contract features at December 31, 2005 and 2004. Fairfax assessed this material weakness in the OdysseyRe internal controls over financial reporting and concluded that at the Fairfax level there was no material weakness in internal controls over financial reporting.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for OdysseyRe as at December 31, 2005 and 2004:

	2005	2004
Assets
Accounts receivable and other	872.4	857.0
Recoverable from reinsurers	1,478.0	1,275.8
Portfolio investments	5,670.4	4,762.2
Deferred premium acquisition costs	173.6	171.1
Future income taxes	212.8	169.9
Premises and equipment	12.2	11.9
Goodwill	12.2	13.0
Due from affiliates	–	8.7
Other assets	24.5	15.4
Investments in Fairfax affiliates	88.5	87.9

Total assets	8,544.6	7,372.9

Liabilities
Accounts payable and accrued liabilities	149.8	180.3
Securities sold but not yet purchased	139.2	56.2
Due to affiliates	3.3	–
Funds withheld payable to reinsurers	192.7	194.8
Provision for claims	5,121.9	4,228.0
Unearned premiums	933.7	898.2
Long term debt	469.5	374.9

Total liabilities	7,010.1	5,932.4
Shareholders’ equity	1,534.5	1,440.5

Total liabilities and shareholders’ equity	8,544.6	7,372.9

(1)	These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP relating principally to the treatment of retroactive reinsurance, and the exclusion from the 2004 results of First Capital (First Capital’s results are included in Fairfax Asia above). In addition, these balance sheets do not reflect changes by Odyssey Re Holdings Corp. in the accounting treatment of or relating to certain reinsurance contracts, which are not material to Fairfax.
Portfolio investments increased by $908.2 or 19.1% in 2005, primarily as a result of strong operating cash flow during the year. At December 31, 2005, OdysseyRe had total debt of $469.5, representing debt as a percentage of total capitalization of 23.4%. Total shareholders’ equity increased $94.0 or 6.5%, primarily reflecting the issuance of $102.4 in common stock and $100.0 in preferred stock. Since the end of 2001, OdysseyRe’s common shareholders’ equity has increased by a compounded annual rate of 16.3% on a US GAAP basis. In February 2006, OdysseyRe completed a private sale of $100.0 of floating rate senior notes, 50% of which were due in each of 2016 and 2021.
OdysseyRe’s investments in Fairfax affiliates consist of:

Affiliate	% interest
TRG Holdings (Class 1 shares)	47.4
Fairfax Asia	44.0
MFX	7.4
For more information on OdysseyRe’s results, please see its 10-K report for 2005 and its 2005 annual report, both of which will be posted on its website www.odysseyre.com.

Interest and Dividends
Interest and dividend income earned by the company’s insurance and reinsurance operations in 2005 increased to $345.4 from $301.4 in 2004, due primarily to higher short term interest rates and increased investment portfolios reflecting positive cash flow from operations, partially offset by the company’s share of Advent’s $45.1 hurricane-affected loss. Increases from 2003 to 2004 were due primarily to an increase in yield resulting from the reinvestment of a significant portion of cash and short term investments, primarily in U.S. treasury bonds, and to increased investment portfolios.

Realized Gains
Net realized gains earned by the company’s insurance and reinsurance operations increased in 2005 to $294.3 (despite $114.9 of non-trading losses resulting from mark to market adjustments) from $162.7 in 2004. Consolidated net realized gains of $352.1 included net realized gains of $55.4 in the runoff segment and net realized gains at Lindsey Morden. The consolidated net realized gains included $158.7 of non-trading losses, consisting of $46.5 of mark to market adjustments, recorded as realized losses, related to the economic hedges put in place by the company against a decline in the equity markets and $112.2 of mark to market adjustments, recorded as realized losses, arising from other derivatives in the company’s investment portfolio, primarily credit default swaps. Included in consolidated net realized gains for 2005 was a provision of $46.2 (2004 – $31.6) for other than temporary losses and writedowns of certain bonds and common stocks.
Net realized gains earned by the company’s insurance and reinsurance operations decreased in 2004 to $162.7, after $97.7 of non-trading losses, from $534.6 in 2003. The $97.7 of non-trading losses consisted of $70.7 of mark to market changes in fair value, recorded as realized losses, primarily relating to the economic hedges put in place by the company against a decline in the equity markets, and $27.0 of costs, recorded as realized losses, in connection with the company’s repurchase of outstanding debt at a premium to par.

Runoff and Other
The runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (TRG), which was comprised of the outstanding runoff management expertise and experienced, highly respected personnel of TRG, and a wholly-owned insurance subsidiary in runoff, International Insurance Company (IIC). The Runoff and other segment currently consists of three groups: the U.S. runoff group, consisting primarily of TIG Insurance Company (TIG); the European runoff group (RiverStone Insurance UK and nSpire Re); and Group Re, which predominantly constitutes the participation by CRC (Bermuda), Wentworth (based in Barbados) and nSpire Re in the reinsurance of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs. The U.S. and European runoff groups are managed by the dedicated TRG runoff management operation, now usually identified under the RiverStone name, which has 547 employees in the U.S. and Europe. Group Re’s activities are managed by Fairfax.

U.S. runoff group
The U.S. runoff group consists of TIG Insurance Company (and Old Lyme Insurance, which is not significant). TIG, as it exists today, is the result of its merger with IIC, which was acquired via the TRG acquisition, 27.5% in 1999 and 72.5% in 2002. For a detailed description of the history of the U.S. runoff group, please refer to page 62 of Fairfax’s 2004 Annual Report.
During 2005, the trust established for the benefit of TIG at the commencement of TIG’s runoff in December 2002 was terminated and the remaining assets in the trust were released. The

FAIRFAX FINANCIAL HOLDINGS LIMITED

assets released were all the shares of the Fairmont companies and the remaining 2 million shares of OdysseyRe.
Effective December 31, 2005, all the shares of the Fairmont companies were transferred to TIG from its immediate parent company in exchange for 7.7 million shares of OdysseyRe (with a market value of $193.1 at December 31, 2005). Concurrently, the historical business written by Fairmont was placed into runoff and will be reported as U.S. runoff effective January 1, 2006 (as noted previously, Fairmont’s business continued, beginning in 2006, as a division of Crum & Forster).

European runoff group
The European runoff group consists principally of RiverStone Insurance UK and nSpire Re.
RiverStone Insurance UK includes Sphere Drake Insurance and Syndicate 3500. Sphere Drake Insurance ceased underwriting and was put into runoff in 1999. In 2004, substantially all of Sphere Drake Insurance’s insurance and reinsurance portfolio was amalgamated into RiverStone Insurance UK, forming the unified European runoff platform. RiverStone Insurance UK resulted from the amalgamation during 2002 of RiverStone Stockholm, Sphere Drake Bermuda and CTR’s non-life operations, all of which ceased underwriting and were put into runoff between 1999 and 2001. In November 2003, RiverStone formed a new runoff syndicate at Lloyd’s of London, Syndicate 3500, to provide reinsurance-to-close for the 2000 and prior underwriting years of Kingsmead syndicates 271 and 506 for which TIG, along with third party capital providers, had provided underwriting capacity for 2000 and prior underwriting years. In 2005, gross and net provisions for claims of $32.7 and $20.2, respectively, were transferred to Syndicate 3500 as a result of the reinsurance-to-close of the 2001 year of account of Syndicate 506. RiverStone Insurance UK reinsures the insurance and reinsurance portfolio of Syndicate 3500. This transaction allowed RiverStone to integrate direct management of these liabilities into the European runoff platform.
During 2005, RiverStone Insurance UK obtained U.S. court sanction for the previously English-court approved transfer of certain obligations from an affiliate, to facilitate its carrying on the European runoff as described above. The obtaining of these approvals will not result in the acceleration of the making or payment of claims or have any other material effect on the operation of the European runoff.
nSpire Re, headquartered in Ireland, reinsures the insurance and reinsurance portfolios of RiverStone Insurance UK and benefits from the protection provided by the Swiss Re Cover (described commencing on page 73) from aggregate adverse development of claims and uncollectible reinsurance on 1998 and prior net reserves. nSpire Re’s insurance and reinsurance obligations are guaranteed by Fairfax. RiverStone Insurance UK, with 136 employees in its offices in the United Kingdom, provides the management (including claims handling) of nSpire Re’s insurance and reinsurance liabilities and the collection and management of its reinsurance assets. nSpire Re provides consolidated investment and liquidity management services to the European runoff group. In addition to its role in the consolidation of the European runoff companies, nSpire Re also has two other mandates, described in the following paragraph and under Group Re below.
nSpire Re served as the entity through which Fairfax primarily provided financing for the acquisition of its U.S. insurance and reinsurance companies. nSpire Re’s capital and surplus includes $1.6 billion of equity in Fairfax’s U.S. holding company and company debt resulting from those acquisitions. For each of its U.S. acquisitions, Fairfax financed the acquisition, at the Canadian holding company, with an issue of subordinate voting shares and long term debt. The proceeds of this long term financing were invested in nSpire Re’s capital which then provided the acquisition financing to Fairfax’s U.S. holding company to complete the acquisition.

Related party transactions of nSpire Re, including its provision of reinsurance to affiliates, is effected on market terms and at market prices, and require approval by nSpire Re’s board of directors, three of whose five members are unrelated to Fairfax. nSpire Re’s accounts are audited annually by PricewaterhouseCoopers LLP, and its reserves are certified annually by Milliman USA and are included in the consolidated reserves on which PricewaterhouseCoopers LLP provides an annual valuation actuary’s report, which is included on page 21.
In January 2005, the European runoff group purchased Compagnie de Réassurance d’Ile de France (Corifrance), a French reinsurance company in runoff, for $59.8 (€44.0). The purchase price was the amount by which the $122.2 (€89.9) fair value of Corifrance’s assets exceeded the $62.4 (€ 45.9) fair value of Corifrance’s liabilities. As part of the consideration for the purchase, the European runoff group received an indemnity from the seller, capped at the amount of the purchase price, for any adverse development of the net reserves acquired.
During 2005, the simplification of Fairfax’s European runoff structure continued, with the elimination of various European holding companies.

Group Re
Consistent with the company’s objective of retaining more business for its own account in favourable market conditions, CRC (Bermuda), Wentworth and nSpire Re participate in the reinsurance of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms, including pricing, as the third party reinsurers. The provision of such reinsurance, which varies by program and by subsidiary, is shown separately as “Group Re”. Since 2004, Group Re, through nSpire Re, has also written third party business. Group Re’s cumulative pre-tax income since its inception in 2002 is $20.1, notwithstanding its hurricane-related $80.0 pre-tax loss in 2005.

Swiss Re Cover
As part of its acquisition of TIG effective April 13, 1999, Fairfax purchased a $1 billion corporate insurance cover ultimately reinsured with a Swiss Re subsidiary (the Swiss Re Cover), protecting it, on an aggregate basis, from adverse development of claims and uncollectible reinsurance above the aggregate reserves set up by all of its subsidiaries (including TIG, but not including other subsidiaries acquired after 1998) at December 31, 1998. At December 31, 2005, the company had ceded losses under this cover utilizing the full $1 billion limit of that cover ($1 billion at December 31, 2004).
As of December 31, 2002, Fairfax assigned the full benefit of the Swiss Re Cover to nSpire Re which had previously provided the indirect benefit of the Swiss Re Cover to TIG and the European runoff companies. Although Fairfax remains legally liable for its original obligations with respect to the Swiss Re Cover, under the terms of the assignment agreement, nSpire Re is responsible to Fairfax for all premium and interest payments after 2002 for any additional losses ceded to the Swiss Re Cover. At December 31, 2005, there remains no unused protection under the Swiss Re Cover (nil at December 31, 2004; $3.9 at December 31, 2003). At December 31, 2005, the premiums plus interest paid or earned on the Swiss Re Cover aggregated $564.2.
In December 2003, an affiliate of nSpire Re entered into a $300 revolving letter of credit facility with 11 banks which is used to provide letters of credit for reinsurance contracts of nSpire Re provided for the benefit of other Fairfax subsidiaries. The facility was increased to $450 during 2004. The facility is effectively secured by the assets held in trust derived from the premiums on the Swiss Re Cover and the interest thereon. The lenders have the ability, in the event of a default, to cause the commutation of this cover, thereby gaining access to the trust account assets. The aggregate amount of letters of credit issued from time to time under this facility

FAIRFAX FINANCIAL HOLDINGS LIMITED

may not exceed the agreed margined value of the assets in the trust account. Currently, there are $450 of letters of credit issued under this facility.
With the Odyssey Re Holdings IPO, effective June 14, 2001 further adverse development in Odyssey America Re’s and Odyssey Reinsurance Corporation’s claims and uncollectible reinsurance was no longer protected by the Swiss Re Cover. Similarly, with the Northbridge IPO, effective May 28, 2003 further adverse development in the claims and uncollectible reinsurance of the subsidiaries of Northbridge was no longer protected by the Swiss Re Cover. In each case, at the date of the IPO, ultimate reserves and claim payout patterns were contractually “fixed” for purposes of the Swiss Re Cover.
The premiums and interest paid for the Swiss Re Cover are placed into a trust account for the benefit of Swiss Re and are guaranteed by Fairfax to earn 7% per annum. The trust assets are managed by Hamblin Watsa and to the extent they earn less than 7% per annum, or the market value of the trust account assets falls below the required level, top-up payments into the trust account are required. For the year ended December 31, 2005, investment income (including realized gains and losses) from the assets in the trust account was $3.9 less than the contractual 7% per annum rate of interest. Since inception of the trust account in 1999, the cumulative investment income (including realized gains and losses) has exceeded the cumulative contractual 7% per annum rate of interest by $6.4.
The cessions to the Swiss Re Cover since inception have resulted from adverse development at the various operating segments, as follows:

	2004	2003	2002	2001	2000	1999	Cumulative
Canadian insurance	–	0.9	(0.1)	11.3	(9.7)	(3.2)	(0.8)
U.S. insurance	3.9	85.8	2.9	94.9	166.6	186.1	540.2
Reinsurance	–	–	–	–	22.6	53.3	75.9
Runoff and other	–	176.9	2.3	97.6	93.0	14.9	384.7

Total	3.9	263.6	5.1	203.8	272.5	251.1	1,000.0

The majority of the cumulative cessions to the Swiss Re Cover resulted from reserve deficiencies of $438.3 for TIG, $232.7 for the European runoff group and $193.1 for Crum & Forster. TIG is included in the Runoff segment since 2002 and U.S. insurance prior thereto.

Commutations
During 2005, in pursuance of Fairfax’s goal of simplifying its runoff structure and in recognition of the strength and stability achieved by TIG (U.S. runoff) since the commencement of TIG’s runoff in December 2002, TIG commuted the adverse development covers provided to it by Chubb Re and nSpire Re soon after the commencement of its runoff, and agreed to commute the adverse development cover provided to IIC (with which TIG merged soon after the commencement of its runoff) by Ridge Re (a subsidiary of Xerox) at the time of Xerox’s restructuring of its financial services businesses in 1992.
The Chubb Re/nSpire Re commutations resulted in a $103.1 operating loss taken in the second quarter of 2005 (the inception of Chubb Re cover had resulted in an $89.2 operating gain in 2003), while the Ridge Re commutation had no material effect on income. Normal effects of the commutations were that TIG’s net loss reserves (provision for claims) were increased by the amount of reserves which were formerly reinsured, and TIG’s cash was increased by the cash it received on the commutations – approximately $197 from the second quarter Chubb Re/nSpire Re commutations and approximately $373 from the Ridge Re commutation, which was agreed to during the fourth quarter and which closed at the beginning of March 2006. The $373 cash proceeds received on closing at the beginning of March 2006 was included in Accounts receivable and other at December 31, 2005.

Results and balance sheet
Set out below is a summary of the operating results of Runoff and other for the years ended December 31, 2005, 2004 and 2003.
Year ended December 31, 2005

	U.S.	Europe	Group Re	Total
Gross premiums written	14.8	28.6	334.2	377.6

Net premiums written	(15.2)	28.7	326.5	340.0

Net premiums earned	(20.1)	41.3	314.9	336.1
Losses on claims (excluding the reinsurance commutation below)	(143.3)	(296.5)	(337.9)	(777.7)
Operating expenses	(18.5)	(95.7)	(80.6)	(194.8)
Interest and dividends	49.0	(16.3)	9.9	42.6

Operating income (loss)	(132.9)	(367.2)	(93.7)	(593.8)
Realized gains (losses)	(0.1)	41.8	13.7	55.4

	(133.0)	(325.4)	(80.0)	(538.4)
Loss on reinsurance commutation(1)	(103.1)	–	–	(103.1)

Pre-tax (loss) before interest and other	(236.1)	(325.4)	(80.0)	(641.5)

Year ended December 31, 2004

	U.S.	Europe		Group Re	Total
Gross premiums written	67.8	117.1		399.3	584.2

Net premiums written	17.1	25.2		341.4	383.7

Net premiums earned	68.1	45.2		343.0	456.3
Losses on claims (excluding the reinsurance commutation below)	(95.8)	(176.2)		(254.2)	(526.2)
Operating expenses	(57.1)	(71.7)		(78.4)	(207.2)
Interest and dividends	27.1	(17.9)		23.1	32.3

Operating income (loss)	(57.7)	(220.6)		33.5	(244.8)
Realized gains (except as noted below)	54.1	5.2		15.0	74.3

	(3.6)	(215.4)		48.5	(170.5)
Loss on reinsurance commutation(2)	(31.9)	(42.5)		–	(74.4)
Realized gains (losses) on intra-group sales	61.6 (3)	(10.3	) (4)	–	51.3

Pre-tax income (loss) before interest and other	26.1	(268.2)		48.5	(193.6)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2003

	U.S.		Europe	Group Re	Total
Gross premiums written	325.8		(1.1)	257.5	582.2

Net premiums written	(1.4)		71.1	268.8	338.5

Net premiums earned	196.1		71.3	244.4	511.8
Losses on claims	(429.0	) (1)	(119.3)	(177.9)	(726.2)
Operating expenses	(153.9)		(54.0)	(71.4)	(279.3)
Interest and dividends	36.8		20.0	15.6	72.4

Operating income (loss)	(350.0)		(82.0)	10.7	(421.3)
Realized gains	213.8		91.6	5.9	311.3

Pre-tax income (loss) before interest and other	(136.2)		9.6	16.6	(110.0)

(1)	See “Commutations” on page 74.

(2)	At the end of the 2004 third quarter, TIG agreed to commute a number of excess of loss reinsurance contracts aggregating $665.0 of coverage. These commutations resulted in a net pre-tax loss of $74.4 ($31.9 at the U.S. runoff group and $42.5 at the European runoff group).

The loss at the European runoff group resulted from the operation of the loss allocation terms in the retrocessional arrangements between TIG’s third party reinsurer and nSpire Re and the establishment of a reserve with respect to other third party retrocessional arrangements.

(3)	Realized gain on the sale in the 2004 second quarter of Northbridge shares from the U.S. runoff companies to other Fairfax group companies, to facilitate the secondary offering of Northbridge shares by the company (this gain is eliminated on consolidation).

(4)	Realized loss on a sale in the 2004 first quarter of bonds from the European runoff companies to other Fairfax group companies (this loss is eliminated on consolidation).
The runoff and other pre-tax loss of $641.5 for the year ended December 31, 2005 included the following charges totaling $571.1:

•	$105.6 of Group Re losses from Hurricanes Katrina, Rita and Wilma;

•	$78.0 of reserve strengthening on certain U.S. runoff discontinued program business;

•	$43.8 of mark to market adjustments on runoff derivatives investments;

•	$181.8 of reserve strengthening (including the impact of foreign currency losses) in European runoff;

•	$139.2 as the result of reinsurance commutations and the settlement of reinsurance disputes; and

•	$22.7 in connection with the closure and consolidation of claims processing locations.
The remaining amount of pre-tax loss resulted from the continuing effect of operating and internal claims handling costs in excess of net investment income, partially offset by realized gains on securities sold. Prior to giving effect to the items listed above, the runoff and other pre-tax loss for 2005 was $70.4, below the company’s expectation of a runoff and other pre-tax loss of $100 for 2005.
As a result of actions taken in 2005 and planned for 2006, the company hopes to achieve a pre-tax operating result (excluding unusual items) approaching breakeven for the runoff and other segment in 2006.
Runoff cash flow is volatile and ensuring its sufficiency requires constant focus. This situation stems principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims. During 2005, the runoff group required cash flow funding from Fairfax of approximately $163.5, excluding $75.0 in connection with Group Re hurricane losses. Commutations effected during 2004 and 2005 increased the U.S. runoff group’s unencumbered asset base, with the result that cash flow at the U.S. runoff operations appears adequate in 2006. The European runoff group is anticipated to require cash flow funding from Fairfax of $150 to $200 in 2006, prior to any management actions which would improve European runoff cash flow and prior to the ultimate cash flow implications of the collateral substitution described in the next sentence. In connection with the restatement of the Skandia reinsurance contract referred to on page 69, in March 2006, nSpire Re replaced $78 of letters of credit with cash funding to OdysseyRe which required approximately $16 of additional funding from Fairfax in the first quarter of 2006.
Excluding the loss on commutation and the Northbridge gain, the U.S. runoff group’s pre-tax loss of $3.6 in 2004 reflected operating and internal claims handling costs in excess of net investment income, substantially offset by realized gains (including the gain on the sale of Zenith National shares of $38.8).
Excluding the footnoted items, for the year ended December 31, 2004, the European runoff group had a pre-tax loss of $215.4, of which $75.0 reflected a strengthening of construction defect reserves, $22.5 related to various costs and losses allocated to the European runoff group and the remainder was primarily attributable to operating and internal claims handling costs in excess of net investment income and the investment income being reduced as a result of funds withheld requirements under the Swiss Re Cover.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Runoff and other as at December 31, 2005 and 2004.
December 31, 2005

		European		Intrasegment	Runoff and
	U.S.	Runoff	Group Re	Eliminations	Other
	Runoff
Assets
Accounts receivable and other	420.6	189.9	46.3	(2.2)	654.6
Recoverable from reinsurers	2,522.1	1,626.0	40.4	(110.3)	4,078.2
Portfolio investments	1,313.8	1,113.5	499.7	–	2,927.0
Deferred premium acquisition costs	–	10.6	0.1	–	10.7
Future income taxes	696.1	98.9		–	795.0
Premises and equipment	0.7	7.8	–	–	8.5
Due from affiliates	122.2	43.3	–	(71.0)	94.5
Other assets	–	14.9	–	–	14.9
Investments in Fairfax affiliates	340.7	48.1	98.8	–	487.6

Total assets	5,416.2	3,153.0	685.3	(183.5)	9,071.0

Liabilities
Accounts payable and accrued liabilities	102.4	203.6	4.8	–	310.8
Securities sold but not yet purchased	3.9	–	–	–	3.9
Due to affiliates	–	–	71.0	(71.0)	–
Funds withheld payable to reinsurers	16.0	603.4	3.2	(2.2)	620.4
Provision for claims	3,898.2	2,078.6	385.4	(110.3)	6,251.9
Unearned premiums	23.1	41.7	90.9	–	155.7

Total liabilities	4,043.6	2,927.3	555.3	(183.5)	7,342.7

Shareholders’ equity	1,372.6	225.7	130.0	–	1,728.3

Total liabilities and shareholders’ equity	5,416.2	3,153.0	685.3	(183.5)	9,071.0

December 31, 2004

	U.S.	European		Intrasegment	Runoff and
	Runoff	Runoff	Group Re	Eliminations	Other
Assets
Accounts receivable and other	90.4	429.4	50.5	(90.7)	479.6
Recoverable from reinsurers	3,376.4	1,833.3	73.2	(237.3)	5,045.6
Portfolio investments	1,337.6	1,062.3	475.3	–	2,875.2
Deferred premium acquisition costs	–	7.0	–	–	7.0
Future income taxes	618.8	110.1	–	–	728.9
Premises and equipment	2.1	7.3	–	–	9.4
Due from affiliates	156.6	176.1	26.7	–	359.4
Other assets	–	28.9	–	–	28.9
Investments in Fairfax affiliates	278.9	102.4	80.0	–	461.3

Total assets	5,860.8	3,756.8	705.7	(328.0)	9,995.3

Liabilities
Accounts payable and accrued liabilities	138.3	196.3	6.9	–	341.5
Funds withheld payable to reinsurers	102.3	579.8	10.7	(90.7)	602.1
Provision for claims	4,117.1	2,409.9	367.8	(237.3)	6,657.5
Unearned premiums	21.9	27.6	88.8	–	138.3

Total liabilities	4,379.6	3,213.6	474.2	(328.0)	7,739.4

Shareholders’ equity	1,481.2	543.2	231.5	–	2,255.9

Total liabilities and shareholders’ equity	5,860.8	3,756.8	705.7	(328.0)	9,995.3

The balance sheet for Runoff and other represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. The European runoff balance sheet excludes the $1.6 billion of capital, previously discussed, which was provided to nSpire Re to facilitate the acquisitions of U.S. insurance and reinsurance companies. The following commentary relates to the balance sheet as at December 31, 2005.
Approximately $627.2 and $725.1 of the cash and short term investments and portfolio investments held by the U.S. runoff and the European runoff, respectively, are pledged in the ordinary course of carrying on their business, to support insurance and reinsurance obligations. Reinsurance recoverables include, in the U.S. runoff segment, $575.0 emanating from IIC, predominantly representing reinsurance recoverables on asbestos, pollution and health hazard claims, and include, in the European runoff segment, the $1 billion recoverable under the Swiss Re Cover.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The $795.0 future income taxes asset consists of $696.1 in the U.S. runoff segment and $98.9 in the European runoff segment. The $696.1 future income taxes asset on the U.S. runoff balance sheet consists principally of $226.8 of capitalized U.S. operating losses remaining available for use, approximately $152.5 of timing differences and approximately $316.8 of capitalized U.S. operating losses which have already been used by other Fairfax subsidiaries within the U.S. consolidated tax return (and have therefore been eliminated in the preparation of the consolidated balance sheet) but which remain with the U.S. runoff companies on a stand-alone basis. The unused portion of the future income taxes asset may be realized (as it has been in recent years) by filing a consolidated tax return whereby TIG’s net operating loss carryforwards are available to offset taxable income at Crum & Forster, OdysseyRe and other Fairfax subsidiaries within the U.S. consolidated tax return.
Runoff and other’s investments in Fairfax affiliates consist of:

Affiliate	% interest
OdysseyRe (TIG)	15.8
Lindsey Morden (nSpire Re, CRC (Bermuda), TIG)	71.9
Fairfax Asia (Wentworth)	56.0
TRG Holdings (Class 1 shares) (nSpire Re/Wentworth)	47.4
Fairmont (TIG)	100.0
Funds withheld payable to reinsurers at the European runoff includes $564.2, held in a trust account, under the Swiss Re Cover.
U.S. runoff’s consolidated GAAP shareholders’ equity of $1,372.6 as at December 31, 2005, shown in the balance sheet above, differs from TIG’s standalone statutory surplus of $597.3 primarily because it includes future income taxes (TIG’s standalone $606.4 of the U.S. runoff’s consolidated $696.1 of future income taxes) and the reinsurance recoverables which are eliminated from the statutory surplus pursuant to a statutory schedule F penalty ($99.9, principally reinsurance due from non-U.S. reinsurers which are not licensed in the United States).

Interest expense
Interest expense increased to $185.7 for the year ended December 31, 2005 compared to $153.3 in 2004, reflecting interest expense on the net additional debt issued by Fairfax during 2004 and the OdysseyRe debt issued in the second quarter of 2005. Prior year interest expense at Fairfax was reduced as a result of favourable interest rate swap income and the release of deferred interest rate swap gains on the buyback of debt discussed in note 6 to the consolidated financial statements. Increases in interest expense in 2004 as compared to 2003 relate to the timing of debt issues at Crum & Forster and OdysseyRe. The interest expense comprises the following:

	2005	2004	2003
Fairfax	122.8	94.5	108.3
Crum & Forster	32.9	33.2	18.7
OdysseyRe	30.0	25.6	12.7

	185.7	153.3	139.7

Corporate overhead and other
Corporate overhead and other consists of the expenses of all of the group holding companies net of the company’s investment management and administration fees and investment income on Fairfax’s cash, short term investments and marketable securities, and comprises the following:

	2005	2004	2003
Fairfax corporate overhead (net of investment income)	24.8	56.8	35.3
Investment management and administration fees	(55.8)	(32.7)	(36.5)
Corporate overhead of subsidiary holding companies	44.5	31.9	18.2
Internet and technology expenses	4.0	11.9	15.6
Other	(8.7)	8.4	16.1

	8.8	76.3	48.7

Corporate overhead in 2005 decreased at Fairfax from the prior year due to increased investment income, and increased at the subsidiary holding companies due primarily to additional professional fees, including for reviews pursuant to Sarbanes-Oxley, and personnel retirement costs. Investment management and administration fees increased due to the growth of investment assets and higher performance fees for investment management. Internet and technology expenses decreased in 2005 as over one-third of the revenues of MFX, the company’s technology subsidiary, were derived from a significant number of third party clients.
Increases in 2004 corporate overhead as compared to 2003 related primarily to additional professional fees, personnel retirement costs and the inclusion of charitable donations in overhead.
Taxes
The company recorded an income tax recovery of $66.8 on its consolidated statement of earnings in 2005 due to the significant losses in the year. This income tax benefit is lower than might be expected principally due to runoff losses incurred in jurisdictions with lower income tax rates, certain expenses which are not deductible for tax and certain runoff losses on which no tax benefits have been recognized.
Non-controlling interests
The non-controlling interests on the company’s consolidated statements of earnings represent the public minority interests in the net income or loss of Northbridge, OdysseyRe and Lindsey Morden, as summarized in the table below.

	2005	2004	2003
Northbridge	66.7	46.1	14.8
OdysseyRe	(20.9)	32.9	55.2
Lindsey Morden	1.3	(5.1)	(5.5)

	47.1	73.9	64.5

Non-controlling interests on the consolidated balance sheet as at December 31, 2005 represent the minority shareholders’ 40.8% share of the underlying net assets of Northbridge ($358.6), 19.9% share of the underlying net assets of OdysseyRe ($374.0) and 19.0% share of the underlying net assets of Lindsey Morden ($13.0). All of the assets and liabilities, including long term debt, of these companies are included in the company’s consolidated balance sheet.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for Claims
Since 1985, in order to ensure so far as possible that the company’s provision for claims (often called “reserves”) is adequate, management has established procedures so that the provision for claims at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the chief actuary at Fairfax’s head office, and one or more independent actuaries, including an independent valuation actuary whose report appears in each Annual Report.
In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly, or to support letters of credit issued for the following purposes, are regulatory deposits (such as with states for workers’ compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.2 billion of cash and investments pledged by the company’s subsidiaries, referred to in note 4 to the consolidated financial statements, has been pledged in the ordinary course of business to support the pledging subsidiary’s own obligations, as described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).
Claim provisions are established by the case method as claims are reported. The provisions are subsequently adjusted as additional information on the estimated amount of a claim becomes known during the course of its settlement. A provision is also made for management’s calculation of factors affecting the future development of claims including IBNR (incurred but not reported) based on the volume of business currently in force and the historical experience on claims.
As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years are required before a meaningful comparison of actual losses to the original provisions can be developed.
The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development means that the original reserve estimates were lower than subsequently indicated. The $523.2 aggregate unfavourable development in 2005 is comprised as shown in the following table:

Favourable
(unfavourable)
Northbridge	31.4
U.S. insurance	31.3 (1)
Fairfax Asia	(5.1)
OdysseyRe	(166.5)
Runoff and other	(414.3)

Total	(523.2)

(1)	Net of $26.7 of redundancies inuring to the benefit of aggregate stop loss covers.
The following table presents a reconciliation of the provision for claims and loss adjustment expense (LAE) for the insurance, reinsurance and runoff and other lines of business for the past five years. As shown in the table, the sum of the provision for claims for all of Fairfax’s insurance, reinsurance and runoff and other operations is $16,029.2 as at December 31, 2005 – the amount shown as Provision for claims on Fairfax’s consolidated balance sheet.
Reconciliation of Provision for Claims and LAE as at December 31

	2005	2004	2003	2002	2001
Insurance subsidiaries owned throughout the year – net of indemnification	3,037.3	2,699.8	2,356.7	1,932.1	1,938.6
Insurance subsidiaries acquired during the year	–	21.1	–	–	16.1

Total insurance subsidiaries	3,037.3	2,720.9	2,356.7	1,932.1	1,954.7

Reinsurance subsidiaries owned throughout the year	3,869.6	3,058.9	2,341.7	1,834.3	1,674.4
Reinsurance subsidiaries acquired during the year	–	77.1	–	10.3	–

Total reinsurance subsidiaries	3,869.6	3,136.0	2,341.7	1,844.6	1,674.4

Runoff and other subsidiaries owned throughout the year	2,393.1	1,975.0	2,206.5	3,100.4	3,077.4
Runoff and other subsidiaries acquired during the year	38.2	–	–	40.5	–

Total runoff and other subsidiaries	2,431.3	1,975.0	2,206.5	3,140.9	3,077.4

Federated Life	–	26.2	24.1	18.3	18.4

Total provision for claims and LAE	9,338.2	7,858.1	6,929.0	6,935.9	6,724.9
Reinsurance gross-up	6,691.0	7,125.4	7,439.1	6,461.4	7,110.8

Total including gross-up	16,029.2	14,983.5	14,368.1	13,397.3	13,835.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

The nine tables that follow show the reconciliation and the reserve development of Northbridge (Canadian insurance), U.S. insurance, Fairfax Asia (Asian insurance), OdysseyRe (reinsurance) and Runoff and other’s net provision for claims. Because business is written in various locations, there will necessarily be some distortions caused by foreign exchange fluctuations. The insurance operations’ tables are presented in Canadian dollars for Northbridge (Canadian insurance) and in U.S. dollars for U.S. and Asian insurance. The OdysseyRe (reinsurance) and Runoff and other tables are presented in U.S. dollars as the reinsurance and runoff businesses are substantially transacted in that currency.
In all cases, the company strives to establish adequate provisions at the original valuation date, so that if there is any development from the past, it will be favourable development. The reserves will always be subject to upward or downward development in the future, and future development could be significantly different from the past due to many unknown factors.
With regard to the four tables below showing claims reserve development, note that when in any year there is a redundancy or reserve strengthening for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

Canadian Insurance – Northbridge
The following table shows for Northbridge (excluding Federated Life, which was sold in 2005) the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2001 through 2005. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims – Northbridge

	2005	2004	2003	2002	2001
	(in Cdn $)
Provision for claims and LAE at January 1	1,153.9	855.4	728.9	621.9	585.5

Incurred losses on claims and LAE
Provision for current accident year’s claims	825.9	736.3	619.6	525.5	456.0
Foreign exchange effect on claims	(5.8)	(13.3)	(27.2)	(1.5)	–
Increase (decrease) in provision for prior accident years’ claims	(38.1)	15.0	19.2	8.2	32.4

Total incurred losses on claims and LAE	782.0	738.0	611.6	532.2	488.4

Payments for losses on claims and LAE
Payments on current accident year’s claims	(248.1)	(206.1)	(211.4)	(224.5)	(228.3)
Payments on prior accident years’ claims	(279.1)	(233.4)	(273.7)	(200.7)	(223.7)

Total payments for losses on claims and LAE	(527.2)	(439.5)	(485.1)	(425.2)	(452.0)

Provision for claims and LAE at December 31	1,408.7	1,153.9	855.4	728.9	621.9
Exchange rate	0.8561	0.8347	0.7738	0.6330	0.6264
Provision for claims and LAE at
December 31 converted to U.S. dollars	1,205.9	963.1	661.9	461.4	389.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Northbridge (excluding Federated Life, which was sold in 2005) the original provision for claims reserves including LAE at each calendar year-end commencing in 1995, the subsequent cumulative payments made from these years and the subsequent re-estimated amount of these reserves.
Provision for Northbridge’s Claims Reserve Development

As at
December 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
	(in Cdn$)
Provision for claims including LAE	532.7	552.8	569.0	593.3	603.3	585.5	621.9	728.9	855.4	1,153.9	1,408.7
Cumulative payments as of:
One year later	178.8	195.0	193.5	196.8	218.9	223.7	200.7	273.7	233.4	279.1
Two years later	280.4	298.2	294.4	315.9	334.4	333.8	366.6	396.9	377.9
Three years later	348.1	369.6	377.0	393.3	417.8	458.2	451.4	500.1
Four years later	400.8	428.6	441.1	455.4	516.9	525.3	527.2
Five years later	437.5	470.3	487.2	533.1	566.7	573.9
Six years later	468.5	498.4	545.6	567.4	600.7
Seven years later	487.2	547.0	572.2	590.4
Eight years later	528.3	567.1	588.4
Nine years later	544.3	579.4
Ten years later	553.6
Reserves re-estimated as of:
One year later	516.1	550.3	561.5	573.9	596.7	617.9	630.1	724.8	864.8	1,114.6
Two years later	526.2	551.2	556.6	574.1	621.6	634.3	672.3	792.1	880.8
Three years later	528.7	552.2	561.0	593.3	638.0	673.9	721.8	812.2
Four years later	529.0	556.6	580.7	607.3	674.9	717.2	741.6
Five years later	528.5	567.2	592.3	644.6	711.8	724.5
Six years later	537.3	579.3	624.8	673.5	714.0
Seven years later	547.6	607.5	650.8	674.4
Eight years later	574.9	630.8	652.2
Nine years later	596.0	631.8
Ten years later	596.6
Favourable (unfavourable) development	(63.9)	(79.0)	(83.2)	(81.1)	(110.7)	(139.0)	(119.7)	(83.3)	(25.4)	39.3
(Amounts in this paragraph are in Canadian dollars.) The strengthening of the Canadian dollar against the U.S. dollar during 2005 had a favourable impact of $5.8 (of which $1.2 related to prior years) on Commonwealth’s (and thus Northbridge’s) reserves. Excluding the currency translation effect, Northbridge experienced $38.1 in favourable reserve development during 2005. The net amount of $38.1 is comprised of favourable reserve development at Lombard ($7.9), Federated ($1.8), Markel ($2.7) and Commonwealth ($25.7). The favourable development relates generally to better than expected development on property lines in the most recent accident years.
As shown in Northbridge’s annual report, on an accident year basis (under which all claims attribute back to the year of loss, regardless of when they are reported or adjusted), Northbridge’s annual weighted average reserve development during the last ten accident years has been favourable (redundant) by 4.8%.

U.S. Insurance
The following table shows for Fairfax’s U.S. insurance operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2001 through 2005. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims – U.S. Insurance

	2005	2004		2003	2002	2001
Provision for claims and LAE at January 1	1,703.1	1,669.7		1,447.6	1,535.5	1,946.1

Incurred losses on claims and LAE
Provision for current accident year’s claims	785.9	795.4		585.5	517.4	545.6
Increase (decrease) in provision for prior accident years’ claims	(31.3)	(30.1	) (1)	40.5	20.8	(13.0)

Total incurred losses on claims and LAE	754.6	765.3		626.0	538.2	532.6

Payments for losses on claims and LAE
Payments on current accident year’s claims	(171.5)	(185.6)		(123.8)	(148.0)	(180.6)
Payments on prior accident years’ claims	(529.5)	(546.3)		(280.1)	(478.1)	(762.6)

Total payments for losses on claims and LAE	(701.0)	(731.9)		(403.9)	(626.1)	(943.2)

Provision for claims and LAE at December 31	1,756.7	1,703.1		1,669.7	1,447.6	1,535.5

(1)	Offset in Crum & Forster’s underwriting results by ceding premiums paid on strengthening prior years’ loss reserves, resulting in a net cost to Crum & Forster of $25.0.
The following table shows for Fairfax’s U.S. insurance operations the original provision for claims reserves including LAE at each calendar year-end commencing in 1995, the subsequent cumulative payments made from these years and the subsequent re-estimated amounts of these reserves. The following U.S. insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year Acquired
Fairmont (Ranger)	1993
Crum & Forster	1998
Seneca	2000

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for U.S. Insurance Operations’ Claims Reserve Development

As at
December 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Provision for claims including LAE	157.8	187.6	184.0	2,688.4	2,311.4	1,946.1	1,535.5	1,447.6	1,669.7	1,703.1	1,756.7
Cumulative payments as of:
One year later	69.4	79.8	70.1	754.4	782.8	762.6	478.1	280.1	546.3	529.5
Two years later	119.9	125.3	128.0	1,361.8	1,396.7	1,127.7	690.8	702.4	912.8
Three years later	135.2	157.5	168.9	1,819.4	1,663.7	1,259.5	1,025.7	982.8
Four years later	155.2	184.1	212.8	2,092.7	1,728.2	1,524.6	1,251.5
Five years later	171.8	204.6	222.7	2,116.0	1,982.2	1,705.5
Six years later	174.8	209.3	259.1	2,306.0	2,159.3
Seven years later	175.3	244.5	276.1	2,462.3
Eight years later	204.9	261.0	274.3
Nine years later	220.3	258.4
Ten years later	217.8
Reserves re-estimated as of:
One year later	183.2	196.3	227.8	2,718.1	2,356.5	1,933.1	1,556.3	1,488.0	1,639.6	1,671.8
Two years later	190.9	229.1	236.3	2,712.3	2,411.9	1,950.9	1,630.0	1,498.4	1,673.8
Three years later	210.8	236.3	251.9	2,762.1	2,425.3	1,971.3	1,644.7	1,527.9
Four years later	212.9	246.7	279.0	2,777.2	2,441.9	1,985.9	1,672.8
Five years later	216.2	261.1	279.0	2,791.7	2,473.7	2,010.2
Six years later	220.6	261.1	279.7	2,835.1	2,505.4
Seven years later	220.6	261.4	281.0	2,863.3
Eight years later	220.0	263.6	281.6
Nine years later	222.6	262.4
Ten years later	221.4
Favourable (unfavourable) development	(63.6)	(74.8)	(97.6)	(174.9)	(194.0)	(64.1)	(137.3)	(80.3)	(4.1)	31.3
In 2005 there was favourable development of $58.0 prior to $26.7 inuring to the benefit of retroactive aggregate stop loss covers, resulting in a net redundancy of $31.3. The net favourable development was comprised of favourable development of $99.7 on accident years 1999 through 2004, with approximately 60% emanating from property and commercial multi-peril business and the balance from casualty business, and favourable emergence on non-latent umbrella and casualty reserves from older accident years, partially offset by adverse development on asbestos and environmental liabilities and by the strengthening of surety lines of business (exited in 2005).

Asian Insurance – Fairfax Asia
The following table shows for Fairfax Asia the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2001 through 2005. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims – Fairfax Asia

	2005	2004	2003	2002	2001
Provision for claims and LAE at January 1	54.7	25.1	23.1	29.6	11.0

Incurred losses on claims and LAE
Provision for current accident year’s claims	39.6	24.9	20.6	20.1	6.9
Foreign exchange effect on claims	(0.2)	–	–	–	–
Increase (decrease) in provision for prior accident years’ claims	5.1	(0.2)	(0.7)	3.2	2.4

Total incurred losses on claims and LAE	44.5	24.7	19.9	23.3	9.3

Payments for losses on claims and LAE
Payments on current accident year’s claims	(11.2)	(8.3)	(7.8)	(10.8)	(1.1)
Payments on prior accident years’ claims	(13.3)	(7.9)	(10.1)	(19.0)	(5.7)

Total payments for losses on claims and LAE	(24.5)	(16.2)	(17.9)	(29.8)	(6.8)

Provision for claims and LAE at December 31 before the undernoted	74.7	33.6	25.1	23.1	13.5
Provision for claims and LAE for Winterthur (Asia) at December 31	–	–	–	–	16.1
Provision for claims and LAE for First Capital at December 31	–	21.1	–	–	–

Provision for claims and LAE at December 31	74.7	54.7	25.1	23.1	29.6

The following table shows for Fairfax Asia the original provision for claims reserves including LAE at each calendar year-end commencing in 1998 (when Fairfax Asia began), the subsequent cumulative payments made from these years and the subsequent re-estimated amount of these reserves. The following Asian insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year Acquired
Falcon	1998
Winterthur (Asia)	2001
First Capital	2004

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for Fairfax Asia’s Claims Reserve Development

As at December 31	1998	1999	2000	2001	2002	2003	2004	2005
Provision for claims including LAE	5.6	9.2	11.0	29.6	23.1	25.1	54.7	74.7
Cumulative payments as of:
One year later	0.9	2.3	5.7	19.0	10.1	7.9	13.3
Two years later	1.4	5.3	7.9	26.1	14.1	13.1
Three years later	3.2	6.3	9.7	27.9	16.5
Four years later	3.4	7.0	10.8	29.1
Five years later	3.4	7.1	11.6
Six years later	3.4	7.2
Seven years later	3.5
Reserves re-estimated as of:
One year later	5.6	8.9	13.4	32.8	22.4	24.9	59.6
Two years later	3.5	9.1	14.1	32.3	22.2	23.1
Three years later	3.8	9.3	13.6	32.2	21.3
Four years later	3.8	8.3	13.3	31.5
Five years later	3.6	8.0	12.8
Six years later	3.5	7.5
Seven years later	3.5
Favourable (unfavourable) development	2.1	1.7	(1.8)	(1.9)	1.8	2.0	(4.9)
Fairfax Asia experienced unfavourable development in 2005, mainly relating to professional indemnity claims at First Capital.

Reinsurance – OdysseyRe
The following table shows for OdysseyRe the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2001 through 2005. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims –
OdysseyRe

	2005	2004	2003	2002	2001
Provision for claims and LAE at January 1	3,136.0	2,341.7	1,844.6	1,674.4	1,666.8

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,897.3	1,448.4	1,208.8	920.0	702.7
Foreign exchange effect on claims	(28.1)	24.9	14.8	5.1	(0.4)
Increase in provision for prior accident years’ claims	166.5	181.2	116.9	66.0	23.0

Total incurred losses on claims and LAE	2,035.7	1,654.5	1,340.5	991.1	725.3

Payments for losses on claims and LAE
Payments on current accident year’s claims	(388.4)	(304.9)	(241.6)	(215.0)	(121.5)
Payments on prior accident years’ claims	(913.7)	(632.4)	(601.8)	(616.2)	(596.2)

Total payments for losses on claims and LAE	(1,302.1)	(937.3)	(843.4)	(831.2)	(717.7)

Provision for claims and LAE at December 31 before the undernoted	3,869.6	3,058.9	2,341.7	1,834.3	1,674.4
Provision for claims and LAE for First Capital at December 31	–	–	–	10.3	–
Provision for claims and LAE at December 31 for Opus Re	–	77.1 (1)	–	–	–

Provision for claims and LAE at December 31	3,869.6	3,136.0	2,341.7	1,844.6	1,674.4

(1)	Reflects the removal to the Fairfax Asia segment of First Capital’s provision for claims and LAE.
The following table shows for OdysseyRe the original provision for claims reserves including LAE at each calendar year-end commencing in 1996 (the year of Fairfax’s first reinsurance company acquisition), the subsequent cumulative payments made from these years and the subsequent re-estimated amount of these reserves. This table differs from the comparable table published by Odyssey Re Holdings Corp. in its 10-K as it does not reflect changes by that company in the accounting treatment of or relating to certain reinsurance contracts, which are not material to Fairfax.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for OdysseyRe’s Claims Reserve Development

As at
December 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Provision for claims including LAE	1,991.8	2,134.3	1,987.6	1,831.5	1,666.8	1,674.4	1,844.6	2,341.7	3,136.0	3,869.6
Cumulative payments as of:
One year later	456.8	546.1	594.1	608.5	596.2	616.2	601.8	632.4	913.7
Two years later	837.2	993.7	1,054.6	1,041.3	1,009.9	985.4	998.8	1,212.9
Three years later	1,142.1	1,341.5	1,352.9	1,332.8	1,276.4	1,295.5	1,423.6
Four years later	1,349.2	1,517.6	1,546.2	1,505.5	1,553.1	1,601.6
Five years later	1,475.0	1,648.3	1,675.4	1,718.4	1,802.2
Six years later	1,586.2	1,754.9	1,828.1	1,901.2
Seven years later	1,680.3	1,848.5	1,941.1
Eight years later	1,757.7	1,928.5
Nine years later	1,820.3
Reserves re-estimated as of:
One year later	2,106.7	2,113.0	2,033.8	1,846.2	1,689.9	1,740.4	1,961.5	2,522.9	3,302.5
Two years later	2,121.0	2,151.3	2,043.0	1,862.2	1,768.1	1,904.2	2,201.0	2,782.8
Three years later	2,105.0	2,130.9	2,043.7	1,931.4	1,987.9	2,155.2	2,527.7
Four years later	2,073.6	2,128.2	2,084.8	2,113.2	2,241.1	2,468.0
Five years later	2,065.8	2,150.3	2,215.6	2,292.2	2,535.0
Six years later	2,065.6	2,207.1	2,305.5	2,526.7
Seven years later	2,067.9	2,244.3	2,429.1
Eight years later	2,094.2	2,326.2
Nine years later	2,167.3
Favourable (unfavourable) development	(175.5)	(191.9)	(441.5)	(695.2)	(868.2)	(793.6)	(683.1)	(441.1)	(166.5)
The unfavourable development of $166.5 in 2005 included $15.0 of development on the 2004 third quarter hurricanes, with the remaining increases predominantly attributable to U.S. casualty classes of business (including asbestos) written in 2001 and prior, which were partially offset by favorable reserve development related to business written in 2003 and 2004. Also reflected in OdysseyRe’s 2005 underwriting results are $22.5 of additional premium paid on the strengthening of prior years’ loss reserves.
Runoff and Other
The following table shows for Fairfax’s runoff and other operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2001 through 2005. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Runoff and Other

	2005		2004	2003	2002	2001
Provision for claims and LAE at January 1	1,975.0		2,206.5	3,140.9	3,077.4	3,412.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	389.8		399.4	580.7	826.1	1,031.8
Foreign exchange effect on claims	17.0		81.1	66.6	3.0	38.3
Increase in provision for prior accident years’ claims	414.3		177.8	286.1	241.3	290.2
Recovery under Swiss Re Cover	–		(3.9)	(263.6)	(5.2)	(210.5)

Total incurred losses on claims and LAE	821.1		654.4	669.8	1,065.2	1,149.8

Payments for losses on claims and LAE
Payments on current accident year’s claims	(86.7)		(51.2)	(74.2)	(172.3)	(264.3)
Payments on prior accident years’ claims	(316.3	) (1)	(834.7)	(1,530.0)	(869.9)	(1,221.0)

Total payments for losses on claims and LAE	(403.0)		(885.9)	(1,604.2)	(1,042.2)	(1,485.3)

Provision for claims and LAE at December 31 before the undernoted	2,393.1		1,975.0	2,206.5	3,100.4	3,077.4
Provision for claims and LAE for Corifrance at December 31	38.2		–	–	–	–
Provision for claims and LAE for Old Lyme at December 31	–		–	–	40.5	–

Provision for claims and LAE at December 31	2,431.3		1,975.0	2,206.5	3,140.9	3,077.4

(1)	Reduced by $570.3 of proceeds received and proceeds due from two significant commutations referred to in “Commutations” on page 74.
The unfavourable development of $414.3 in 2005 was comprised of $139.2 from reinsurance commutations and the settlement of reinsurance disputes; $85.6 from U.S. runoff, relating primarily to development on prior years’ workers’ compensation claims and unallocated loss adjustment expenses; $175.3 from European runoff, consisting of development at RiverStone Insurance UK, World Trade Center losses at Syndicate 3500, uncollectible reinsurance, discontinued public entity excess business and unallocated loss adjustment expenses; and $14.2 relating primarily to prior years’ casualty business at CRC (Bermuda) and the discontinued CTR life business at Wentworth.
Asbestos, Pollution and Other Hazards
         General APH Discussion
A number of Fairfax’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims, claims alleging injury, damage or clean up costs arising from environmental pollution, and other health hazard or mass tort (APH) claims. The vast majority of these claims are presented under policies written many years ago.
There is a great deal of uncertainty surrounding these types of claims. This uncertainty impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and

FAIRFAX FINANCIAL HOLDINGS LIMITED

related settlement expenses. The majority of these claims differ from any other type of claim because there is little consistent precedent to determine what, if any, coverage exists or which, if any, policy years and insurers/ reinsurers may be liable. These uncertainties are exacerbated by inconsistent court decisions and judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify APH exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent emerging legal doctrine.
Since Fairfax’s acquisition of TRG in 1999, RiverStone has managed the group’s direct APH claims. In light of the intensive claim settlement process for these claims, which involves comprehensive fact gathering and subject matter expertise, management believes it is prudent to have a centralized claim facility to handle these claims on behalf of all the Fairfax groups. RiverStone’s APH claim staff focuses on defending Fairfax against unwarranted claims, pursuing aggressive claim handling and proactive resolution strategies, and minimizing costs. Over half of the professional members of this staff are attorneys experienced in asbestos and environmental pollution liabilities. OdysseyRe also has a dedicated claim unit which manages its APH exposure. This unit performs audits of policyholders with significant asbestos and environmental pollution to assess their potential liabilities. This unit also monitors developments within the insurance industry that might have a potential impact on OdysseyRe’s reserves.
Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from APH exposures at year-end 2005, 2004, and 2003 and the movement in gross and net reserves for those years:

	2005		2004		2003

	Gross	Net	Gross	Net	Gross	Net
Runoff Companies
Provision for APH claims and ALAE at January 1	1,440.1	375.0	1,460.0	426.1	1,402.7	419.5
APH losses and ALAE incurred during the year	112.9	45.2	184.4	(0.5)	300.1	61.8
APH losses and ALAE paid during the year	269.0	54.6	204.3	50.6	242.8	55.2
Provision for APH claims and ALAE at December 31	1,284.0	365.6	1,440.1	375.0	1,460.0	426.1
Operating Companies
Provision for APH claims and ALAE at January 1	878.0	675.6	838.5	654.0	723.0	565.7
APH losses and ALAE incurred during the year	102.9	92.9	168.5	125.7	235.4	173.2
APH losses and ALAE paid during the year	129.7	92.6	129.0	104.1	119.9	84.9
Provision for APH claims and ALAE at December 31	851.2	675.9	878.0	675.6	838.5	654.0
Fairfax Total
Provision for APH claims and ALAE at January 1	2,318.1	1,050.6	2,298.5	1,080.1	2,125.7	985.2
APH losses and ALAE incurred during the year	215.8	138.1	352.9	125.3	535.5	235.0
APH losses and ALAE paid during the year	398.7	147.2	333.3	154.7	362.7	140.1
Provision for APH claims and ALAE at December 31	2,135.2	1,041.5	2,318.1	1,050.6	2,298.5	1,080.1
Of the $61.8 shown for runoff companies as the net incurred loss and ALAE for 2003, $24.7 relates to a one-time reclassification of reserves from non-latent classes into asbestos.
         Asbestos Claim Discussion
Asbestos continues to be the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. The company believes that the insurance industry has been adversely affected by judicial interpretations that have had the effect of maximizing insurance recoveries for asbestos claims, from both a coverage and liability perspective. Generally speaking, only policies underwritten prior to 1986 have potential asbestos exposure, since most policies underwritten after this date contain an absolute asbestos exclusion.
In recent years, especially from 2001 through 2003, the industry had experienced increasing numbers of asbestos claimants, including claims from individuals who do not appear to be impaired by asbestos exposure. Since 2003, however, new claim filings have been fairly stable. It is possible that the increases observed in the early part of the decade were triggered by various state tort reforms (discussed immediately below). At this point, it is too early to tell whether claim filings will return to pre-2004 levels, remain stable, or begin to decrease.
Since 2001, several states have proposed, and in many cases enacted, tort reform statutes that impact asbestos litigation by, for example, making it more difficult for a diverse group of plaintiffs to jointly file a single case, reducing “forum-shopping” by requiring that a potential plaintiff must have been exposed to asbestos in the state in which he/she files a lawsuit, or permitting consolidation of discovery. These statutes typically apply to suits filed after a stated date. When a statute is proposed or enacted, asbestos defendants often experience a marked increase in new lawsuits, as plaintiffs’ attorneys rush to file before the effective date of the legislation. Some of this increased claim volume likely represents an acceleration of valid claims that would have been brought in the future, while some claims will likely prove to have little or no merit. As many of these claims are still pending, it is still too early to tell what portion of the increased number of suits represents valid claims. Also, the acceleration of claims increases the uncertainty surrounding projections of future claims in the affected jurisdictions. The company’s reserves include a provision which is considered prudent for the ultimate cost of claims filed in these jurisdictions.
Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures at year-end 2005, 2004, and 2003 and the movement in gross and net reserves for those years:

	2005		2004		2003

	Gross	Net	Gross	Net	Gross	Net
Runoff Companies
Provision for asbestos claims and ALAE at January 1	962.0	250.8	901.5	278.1	804.0	218.1
Asbestos losses and ALAE incurred during the year	105.4	39.9	199.9	1.7	260.7	77.1
Asbestos losses and ALAE paid during the year	210.6	42.3	139.3	29.0	163.2	17.2
Provision for asbestos claims and ALAE at December 31	856.8	248.4	962.0	250.8	901.5	278.1
Operating Companies
Provision for asbestos claims and ALAE at January 1	725.3	538.5	674.9	494.1	527.7	383.2
Asbestos losses and ALAE incurred during the year	83.6	75.7	141.4	113.8	242.6	168.3
Asbestos losses and ALAE paid during the year	106.6	68.2	91.1	69.4	95.4	57.4
Provision for asbestos claims and ALAE at December 31	702.3	546.0	725.3	538.5	674.9	494.1
Fairfax Total
Provision for asbestos claims and ALAE at January 1	1,687.3	789.3	1,576.4	772.2	1,331.7	601.3
Asbestos losses and ALAE incurred during the year	188.9	115.6	341.3	115.5	503.3	245.4
Asbestos losses and ALAE paid during the year	317.2	110.4	230.4	98.4	258.6	74.6
Provision for asbestos claims and ALAE at December 31	1,559.0	794.5	1,687.3	789.3	1,576.4	772.2
Of the $77.1 shown for runoff companies as the net incurred loss and ALAE for 2003, $24.7 relates to a one-time reclassification of reserves from non-latent classes into asbestos, and an additional $16.0 relates to a similar reclassification of reserves from environmental pollution into asbestos.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Following is an analysis of Fairfax’s U.S.-based subsidiaries’ gross and net loss and ALAE reserves for asbestos exposures at year-end 2005, 2004, and 2003 and the movement in gross and net reserves for those years (throughout this section, in the interests of clarity, TIG and International Insurance (IIC) are presented separately, notwithstanding their merger in December, 2002):

	2005		2004		2003

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for asbestos claims and ALAE at January 1	687.5	130.0	586.1	132.2	640.3	140.3
Asbestos losses and ALAE incurred during the year	58.4	(2.3)	196.4	1.8	87.9	2.0
Asbestos losses and ALAE paid during the year	153.1	3.6	95.0	4.0	142.1	10.1
Provision for asbestos claims and ALAE at December 31	592.8	124.1	687.5	130.0	586.1	132.2
Crum & Forster (C&F)
Provision for asbestos claims and ALAE at January 1	482.2	408.8	458.1	366.4	333.5	264.8
Asbestos losses and ALAE incurred during the year	29.7	31.5	87.0	90.5	195.7	149.8
Asbestos losses and ALAE paid during the year	85.0	63.6	62.8	48.1	71.1	48.2
Provision for asbestos claims and ALAE at December 31	426.9	376.7	482.2	408.8	458.1	366.4
OdysseyRe(1)
Provision for asbestos claims and ALAE at January 1	242.2	129.3	215.7	127.3	189.7	118.0
Asbestos losses and ALAE incurred during the year	54.2	44.4	54.6	22.6	46.4	18.3
Asbestos losses and ALAE paid during the year	21.6	4.6	28.1	20.5	20.4	9.0
Provision for asbestos claims and ALAE at December 31	274.8	169.1	242.2	129.3	215.7	127.3
TIG
Provision for asbestos claims and ALAE at January 1	97.7	8.5	102.7	11.8	36.0	12.3
Asbestos losses and ALAE incurred during the year	1.4	5.1	0.0	0.0	75.3	2.6
Asbestos losses and ALAE paid during the year	4.4	2.1	5.0	3.3	8.6	3.1
Provision for asbestos claims and ALAE at December 31	94.7	11.5	97.7	8.5	102.7	11.8
Ranger (Fairmont)
Provision for asbestos claims and ALAE at January 1	0.9	0.4	1.1	0.4	4.5	0.3
Asbestos losses and ALAE incurred during the year	(0.3)	(0.3)	(0.1)	0.8	0.4	0.2
Asbestos losses and ALAE paid during the year	0.0	0.0	0.1	0.7	3.8	0.1
Provision for asbestos claims and ALAE at December 31	0.6	0.1	0.9	0.4	1.1	0.4

(1)	Net reserves presented for OdysseyRe exclude cessions under a stop loss agreement with nSpire Re. In OdysseyRe’s financial disclosures, its net reserves include cessions under this reinsurance protection.
The policyholders with the most significant asbestos exposure are traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. IIC, which underwrote insurance generally for Fortune 500 type risks between 1971 and 1986 with mostly high layer excess liability coverages (as opposed to primary or umbrella policies), is exposed to these risks and has the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. As reflected above, these direct liabilities are very highly reinsured.
Fairfax’s other U.S.-based insurers have asbestos exposure related mostly to less prominent or “peripheral” defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products as well as premises owners. For the most part, these insureds are defendants on a regional rather than a nationwide basis. OdysseyRe has asbestos exposure arising from reinsurance contracts entered into before 1984. TIG has both direct and reinsurance assumed asbestos exposures. TIG’s net retention on its direct exposure is protected by an $89 APH reinsurance cover provided by Pyramid Insurance Company (owned by Aegon) which is fully collateralized and reflected in the above table. Additionally, TIG’s assumed exposure is 100% reinsured by ARC Insurance Company (also owned by Aegon); this reinsurance is fully collateralized and reflected in the above table.
Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, IIC and C&F, which have the bulk of Fairfax’s asbestos liabilities, evaluate their asbestos exposure on an insured-by-insured basis. Since the mid-1990s these entities have utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a comprehensive ground-up, exposure-based analysis that constitutes industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.
In the course of the insured-by-insured evaluation, the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defences. The evaluations are based on current trends without any consideration of potential federal asbestos legislation in the future. (See “Asbestos Legislative Reform Discussion” below.)
In addition to estimating liabilities for reported asbestos claims, IIC and C&F estimate reserves for additional claims to be reported in the future as well as the reopening of any claim closed in the past. This component of the total IBNR reserve is estimated using information as to the reporting patterns of known insureds, historical settlement costs per insured, and characteristics of insureds such as limits exposed, attachment points, and the number of coverage years.
Since their asbestos exposure is considerably less than that of IIC and C&F, OdysseyRe, TIG and Ranger do not use the above methodology to establish asbestos reserves. Case reserves are established where sufficient information has been developed to indicate the involvement of a specific insurance policy, and at Odyssey Re may include an additional amount as determined by that company’s dedicated asbestos and environmental pollution claims unit based on the claims audits of cedants. In addition, bulk IBNR reserves based on various methods such as loss development or market share, utilizing industry benchmarks of ultimate liability, are established to cover additional exposures on both reported and unasserted claims as well as for allocated claim adjustment costs.
The early part of this decade saw a rash of bankruptcies stemming from an increase in asbestos claims. As the rate of new claim filings has stabilized, so has the number of defendants seeking bankruptcy protection. Asbestos-related bankruptcies now total approximately 72 companies,

FAIRFAX FINANCIAL HOLDINGS LIMITED

an increase from 71 at year-end 2004. The following table presents an analysis of IIC’s and C&F’s exposure to these entities:

	IIC		C&F

	Number of	Limits	Number of	Limits
	Bankrupt	Potentially	Bankrupt	Potentially
	Defendants	At Risk ($)	Defendants	At Risk ($)
No insurance issued to defendant	49	–	52	–
Accounts resolved	13	–	17	–
No exposure due to asbestos exclusions	3	–	0	–
Potential future exposure	7	221	3	26

Total	72	221	72	26

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2005 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, impacts from the bankruptcy protection sought by asbestos producers and defendants, uncertainty as to whether new claim filings will return to pre-2004 levels, the resolution of disputes pertaining to the amount of coverage for “non-products” claims asserted under premises/ operations general liability policies, and future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development. The Company’s asbestos reserves also do not reflect any impact from potential federal asbestos legislation, discussed below.
As part of the overall review of its asbestos exposure, Fairfax compares its level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid losses and ALAE for the past three years. The resulting ratio is a simple measure of the estimated number of years before the year-end loss and ALAE reserves would be exhausted using recent payment run rates (the higher the ratio, the more years the loss and ALAE reserves would be expected to cover). The following table presents the asbestos survival ratios for IIC, C&F and OdysseyRe:

IIC
Net loss and ALAE reserves	124.1
3-year average net paid losses and ALAE	5.9
3-year Survival Ratio	21.0

C&F
Net loss and ALAE reserves	376.7
3-year average net paid losses and ALAE	53.3
3-year Survival Ratio	7.1

OdysseyRe
Net loss and ALAE reserves	169.1
3-year average net paid losses and ALAE	11.4
3-year Survival Ratio	14.8

Asbestos Legislative Reform Discussion
The United States Congress has been unsuccessful for three decades in its efforts to create a federal solution to address the flood of asbestos litigation across the country and the associated corporate bankruptcies. There are two major competing plans for asbestos reform: medical criteria reform and a trust fund.
Medical criteria reform would establish uniform, tighter medical standards that asbestos claimants would be required to satisfy in order to succeed in an asbestos lawsuit. Advocates of this approach contend that such criteria would eliminate the vast numbers of claims from “unimpaired” plaintiffs, who can recover damages under existing tort law in most states. (An “unimpaired” claimant is generally defined to be a person who demonstrates some physical change that is consistent with asbestos caused injuries, but is not physically impaired as a result of that change.) The medical criteria approach would leave claims in the tort system, and also would not impact the relatively limited number of very expensive mesothelioma claims seen each year. (Mesothelioma is a cancer that is generally associated with asbestos exposure.)
The trust fund concept is more sweeping. In theory, it would replace the present state law-based tort system with a federal administrative system to pay asbestos claimants. Using medical criteria and pre-scheduled payment amounts or ranges, the trust fund would pay asbestos claimants and all tort remedies would be eliminated.
A federal trust fund solution received serious attention beginning in 2003 and the effort to enact such legislation continued in 2004 and 2005. In May of 2005, the Senate Judiciary Committee, on a largely party-line vote (Republicans in support, Democrats in opposition), reported out the Fairness in Asbestos Injury Resolution Act (S.852), commonly known as the “FAIR Act”.
S.852 would create a trust fund of up to $140 billion to pay asbestos injury claimants, funded by defendant companies and their insurers. It is the Senate Leadership’s position that this level of funding would provide substantially more money to asbestos claimants than the existing tort system, largely through the elimination of transactional costs and attorney fees. Concerns first voiced in the summer of 2003, i.e., lack of finality and certainty by significant components of both the insurance industry and asbestos defendant groups on the one hand, and inadequate funding for claimants by representatives of organized labor, on the other hand, continue today.
The insurance industry’s contribution to the fund would be $46 billion. Allocation of the industry’s contribution among individual companies would be left to a legislatively created commission directed to consider a variety of factors, including, but not limited to, historical payments and carried reserves, to establish a company’s required contribution to the fund.
President Bush continues to call on Congress to enact legislation to “halt baseless asbestos litigation and concentrate on providing awards to workers who are truly sick from asbestos exposure.” His office issued a statement in support of the passage of S.852. The statement advised that the Administration had serious concerns with certain provisions of the bill, but was looking “forward to working with Congress in order to strengthen and improve this important legislation before it is presented to the President for his signature.”
Debate on a federal trust fund solution to this issue began on the United States Senate floor in February 2006. If the Senate passes the legislation, the United States House of Representatives will then address it. As of this writing, it is not possible to predict whether federal asbestos reform will be enacted in 2006. It cannot be reasonably predicted what effect, if any, the enactment of some form of legislation would have on the financial position of the company. As stated above, the company’s asbestos reserves do not reflect any impact from potential future legislative reforms.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Environmental Pollution Discussion
Environmental pollution claims represent another significant exposure for Fairfax. However, pollution losses have been developing as expected over the past few years as a result of stable claim trends. Claims against Fortune 500 companies are declining, and while insureds with single-site exposures are still active, the Company has resolved the majority of disputes with insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.
Despite the stability of recent trends, there remains great uncertainty involved in estimating liabilities related to these exposures. First, the number of waste sites subject to cleanup is unknown. Today, approximately 1,238 sites are included on the National Priorities List (NPL) of the federal Environmental Protection Agency. State authorities have identified many additional sites. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty as to the federal “Superfund” law itself; at this time, it is not possible to predict what, if any, reforms to this law might be enacted by Congress, or the effect of any such changes on the insurance industry.
Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from pollution exposures at year-end 2005, 2004, and 2003 and the movement in gross and net reserves for those years:

	2005		2004		2003

	Gross	Net	Gross	Net	Gross	Net
Runoff Companies
Provision for pollution claims and ALAE at January 1	384.1	93.9	443.4	114.1	447.9	152.7
Pollution losses and ALAE incurred during the year	6.4	3.0	(17.5)	(4.9)	34.1	(23.7)
Pollution losses and ALAE paid during the year	34.4	7.7	41.8	15.4	38.6	14.8
Provision for pollution claims and ALAE at December 31	356.1	89.2	384.1	93.9	443.4	114.2
Operating Companies
Provision for pollution claims and ALAE at January 1	128.5	115.1	135.5	133.2	164.8	154.2
Pollution losses and ALAE incurred during the year	12.8	10.8	27.0	11.9	(8.2)	3.0
Pollution losses and ALAE paid during the year	17.8	20.0	34.0	30.0	21.1	24.0
Provision for pollution claims and ALAE at December 31	123.5	105.9	128.5	115.1	135.5	133.2
Fairfax Total
Provision for pollution claims and ALAE at January 1	512.6	209.0	578.8	247.3	612.6	306.9
Pollution losses and ALAE incurred during the year	19.3	13.8	9.6	7.0	25.9	(20.7)
Pollution losses and ALAE paid during the year	52.2	27.7	75.8	45.4	59.7	38.8
Provision for pollution claims and ALAE at December 31	479.7	195.1	512.6	209.0	578.8	247.4
Of the ($23.7) shown for runoff companies as the net incurred loss and ALAE for 2003, ($16.0) relates to a reclassification of reserves from environmental pollution into asbestos.

Following is an analysis of Fairfax’s U.S.-based subsidiaries’ gross and net loss and ALAE reserves from pollution exposures at year-end 2005, 2004, and 2003 and the movement in gross and net reserves for those years:

	2005		2004		2003

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for pollution claims and ALAE at January 1	263.0	63.7	291.2	73.0	303.1	81.1
Pollution losses and ALAE incurred during the year	0.6	1.4	(8.3)	(0.6)	6.7	(6.1)
Pollution losses and ALAE paid during the year	15.1	1.6	19.9	8.7	18.6	2.0
Provision for pollution claims and ALAE at December 31	248.5	63.5	263.0	63.7	291.2	73.0
C&F
Provision for pollution claims and ALAE at January 1	92.6	85.2	98.2	98.9	114.1	105.8
Pollution losses and ALAE incurred during the year	6.6	6.6	20.8	10.0	(6.7)	2.0
Pollution losses and ALAE paid during the year	18.0	17.6	26.4	23.7	9.2	8.9
Provision for pollution claims and ALAE at December 31	81.2	74.2	92.6	85.2	98.2	98.9
OdysseyRe(1)
Provision for pollution claims and ALAE at January 1	29.9	28.2	33.2	33.0	45.7	46.2
Pollution losses and ALAE incurred during the year	9.7	4.4	2.8	0.4	(3.4)	(0.8)
Pollution losses and ALAE paid during the year	(0.8)	1.9	6.2	5.1	9.1	12.4
Provision for pollution claims and ALAE at December 31	40.4	30.7	29.9	28.2	33.2	33.0
TIG
Provision for pollution claims and ALAE at January 1	102.1	16.0	116.0	17.4	88.2	28.5
Pollution losses and ALAE incurred during the year	(2.2)	(6.6)	1.3	1.3	46.5	1.6
Pollution losses and ALAE paid during the year	6.7	(3.4)	15.2	2.7	18.7	12.7
Provision for pollution claims and ALAE at December 31	93.2	12.8	102.1	16.0	116.0	17.4
Ranger (Fairmont)
Provision for pollution claims and ALAE at January 1	6.0	1.7	4.0	1.5	5.0	2.3
Pollution losses and ALAE incurred during the year	(3.5)	(0.3)	3.5	1.4	1.9	1.9
Pollution losses and ALAE paid during the year	0.6	0.6	1.4	1.2	2.9	2.7
Provision for pollution claims and ALAE at December 31	1.9	0.8	6.0	1.7	4.0	1.5

(1)	Net reserves presented for OdysseyRe exclude cessions under a stop loss agreement with nSpire Re. In OdysseyRe’s financial disclosures, its net reserves include cessions under this reinsurance protection.
As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by Fairfax’s subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities. IIC and C&F evaluate the exposure presented by each insured and the anticipated cost of resolution utilizing ground-up, exposure-based analysis that constitutes industry “best practice” approach for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.
In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction. A provision for IBNR is developed, again using methodology similar to that for asbestos liabilities, and an estimate of ceded reinsurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

recoveries is calculated. At OdysseyRe, TIG, and Ranger, a bulk reserving approach is employed based on industry benchmarks of ultimate liability to establish reserves for both reported and unasserted claims as well as for allocated claim adjustment costs.
The following table presents the environmental pollution survival ratios on net loss and ALAE reserves for IIC, C&F, and OdysseyRe:

	IIC	C&F	OdysseyRe

Net loss and ALAE reserves	63.5	74.2	30.7
3-year average net paid loss and ALAE	4.1	16.7	6.5
3-year Survival Ratio	15.5	4.4	4.7
         Other Mass Tort/Health Hazards Discussion
In addition to asbestos and pollution, Fairfax faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based paint, noise-induced hearing loss, tobacco, mold, welding fumes, etc. As a result of its historical underwriting profile and its focus of excess liability coverage on Fortune 500 type entities, IIC has the bulk of these potential exposures within Fairfax. Presently, management believes that tobacco, silica, and to a lesser extent, lead paint and mold are the most significant health hazard exposures facing Fairfax.
Tobacco companies have not aggressively pursued insurance coverage for tobacco bodily injury claims. One notable exception is a Delaware state court coverage action, in which the Supreme Court of Delaware held in favor of the insurers on four issues: 1) tobacco health hazard exclusions, 2) products hazard exclusions, 3) advertising liability and 4) named insured provision. There are no active claims submitted by tobacco manufacturers to IIC. One tobacco manufacturer and its parent company have submitted notices of tobacco-related claims to TIG. One smokeless tobacco manufacturer has submitted notices of tobacco-related claims to C&F and has brought a declaratory judgment action. This matter has been settled. A small number of notices from distributors/ retailers have also been submitted to TIG and C&F. In most instances, these distributors/ retailers have reported that they have secured indemnification agreements from tobacco manufacturers.
Claims against manufacturers related to tobacco products include both individual and class actions alleging personal injury or wrongful death from tobacco exposure (including exposure to second-hand smoke); actions alleging risk of future injury; consumer protection actions alleging that the use of the terms “light” or “ultra light” constitutes deceptive and unfair trade practices; health care cost recovery actions brought by governmental and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking, and/or disgorgement of profits; and suits alleging violations of the civil RICO statute, including a suit taken through trial by the U.S. Department of Justice. The tobacco manufacturers generally continue to vigorously defend all claims. We are aware of one settlement by a manufacturer with an individual smoker for a bodily injury claim, but the terms of the settlement were not made public. Although significant judgments have been entered against various tobacco manufacturers, with few exceptions, the judgments are under appellate review.
Fairfax subsidiaries saw a decrease in the number of silica claims presented in 2005. RiverStone received silica claims on 34 new accounts in 2005 and reopened four accounts as a result of additional silica claims being filed. This is down from 70 new and five reopened silica accounts in 2004.
Two major developments in 2005 have made the pursuit of silica claims more difficult for the plaintiff bar. First, a number of doctors that were routinely used by plaintiff attorneys to screen potential clients for silica related injuries came under the scrutiny of a Texas Federal Court. In hearings before that Court, several diagnosing doctors openly disclaimed their prior findings of silicosis upon questioning by the judge and after being unable to explain how permanent signs of asbestosis that they diagnosed years earlier for the same patients had now disappeared. Secondly, tort reform was enacted in Mississippi in 2004 and in Texas in 2005. Many of the silica claims filed against Fairfax’s insureds are filed in these two states. The Mississippi reforms deter multi-plaintiff filings, establish strict venue rules, and cap punitive and non-economic damages. The Texas reforms establish objective medical criteria for silica cases and allow only those claimants who are actually impaired to pursue their claims in the judicial system while deferring the claims of those who are not impaired. They also prevent the “bundling” of multiple plaintiffs for trial. These reforms will likely lead to a decrease in the number of silica cases filed in Texas and Mississippi. Fairfax continues to monitor the impact of these two significant developments on its pending silica accounts as well as on new silica loss reports.
Fairfax saw a significant decrease in the number of new mold claims in 2005. To date, these claims have not presented a significant exposure to Fairfax subsidiaries. This is largely because of the failure of plaintiffs to prove a causal relationship between bodily injury and exposure to mold.
Fairfax subsidiaries have received notices of lead paint claims from former lead paint manufacturers. Two paint manufacturers brought coverage actions against their respective insurers, including certain Fairfax subsidiaries which issued excess policies. While Fairfax subsidiaries have been dismissed from one of these actions, there is potential exposure in the other litigation. In addition to individual actions, governmental actions have been brought against the paint industry alleging former lead paint companies are responsible for abating the presence of lead paint in buildings and for health care and educational costs for residents exposed to lead. Major developments in 2005 have changed the legal landscape for former lead paint manufacturers. The Wisconsin Supreme Court relieved plaintiffs of their burden of proving product identification and allowed a “risk contribution” approach, and courts in several other states have permitted governments to sue the paint manufacturers on a public nuisance theory. The former lead paint companies continue to vigorously defend these claims.
Following is an analysis of IIC’s and C&F’s gross and net reserves from health hazard exposures at year-end 2005, 2004, and 2003 and the movement in gross and net reserves for those years:

	2005		2004		2003

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for health hazards claims and ALAE at January 1	94.0	30.4	115.2	33.9	150.8	48.7
Health hazards losses and ALAE incurred during the year	1.1	2.2	2.0	2.7	5.3	8.5
Health hazards losses and ALAE paid during the year	24.0	4.6	23.2	6.2	40.9	23.3
Provision for health hazards claims and ALAE at December 31	71.1	28.0	94.0	30.4	115.2	33.9
C&F
Provision for health hazards claims and ALAE at January 1	24.2	22.0	28.2	26.6	30.5	28.3
Health hazards losses and ALAE incurred during the year	6.5	6.5	0.0	0.0	1.1	1.8
Health hazards losses and ALAE paid during the year	5.3	4.4	4.0	4.7	3.4	3.5
Provision for health hazards claims and ALAE at December 31	25.4	24.1	24.2	22.0	28.2	26.6
Similar to asbestos and pollution, traditional actuarial techniques cannot be used to estimate ultimate liability for these exposures. Some claim types were first identified ten or more years ago, for example, breast implants and specific pharmaceutical products. For these exposures, the reserve estimation methodology at IIC is similar to that for asbestos and pollution, i.e., an exposure-based approach based on all known, pertinent facts underlying the claim. This methodology cannot at the present time be applied to other claim types such as tobacco or silica as there are a number of significant legal issues yet to be resolved, both with respect to policyholder liability and the application of insurance coverage. For these claim types, a bulk

FAIRFAX FINANCIAL HOLDINGS LIMITED

IBNR reserve is developed based on benchmarking methods utilizing the ultimate cost estimates of more mature health hazard claims. The bulk reserve also considers the possibility of entirely new classes of health hazard claims emerging in the future. C&F uses benchmarking methods such as survival ratios to set reserves.
         Summary
Management believes that the APH reserves reported at December 31, 2005 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These APH reserves are continually monitored by management and reviewed extensively by independent consulting actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis and reviews of the APH exposures. However, to the extent that future social, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, particularly as they relate to asbestos and pollution claims, additional increases in loss reserves may emerge in future periods.
Reinsurance Recoverables
Fairfax’s subsidiaries purchase certain reinsurance so as to reduce their liability on the insurance and reinsurance risks which they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, a company must have high A.M. Best and/or Standard & Poor’s ratings and maintain capital and surplus exceeding $500. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary, including IIC.
Recoverable from reinsurers on the consolidated balance sheet ($7,655.6 in 2005) consists of future recoverables on unpaid claims ($6.9 billion), reinsurance receivable on paid losses ($535.3) and unearned premiums from reinsurers ($241.1). This $6.9 billion of future recoverables from reinsurers on unpaid claims is reduced from $7.2 billion at December 31, 2004, notwithstanding an increase in such recoverables in 2005 due to ceded losses from the 2005 hurricanes.
The following table shows Fairfax’s top 50 reinsurance groups (based on gross reinsurance recoverable net of specific provisions for uncollectible reinsurance) at December 31, 2005. These 50 reinsurance groups represent 86.0% of Fairfax’s total reinsurance recoverable. In the following table and the other tables in this section ending on page 108, reinsurance recoverables are reported net of intercompany reinsurance.

		A.M. Best
		Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
	Principal Reinsurer	equivalent)(1)	Recoverable(2)	Recoverable(3)
Group
Swiss Re	European Reinsurance Co. of Zurich	A+	2,017.2	1,083.6
Munich Re	American Reinsurance	A	830.0	418.4
Lloyd’s	Lloyd’s of London Underwriters	A	455.1	406.5
General Electric	Employers Reinsurance Company	A	284.7	252.0
Berkshire Hathaway	General Reinsurance Corp.	A++	278.0	253.0
Nationwide	Nationwide Mutual Insurance	A+	272.5	272.4
Aegon	ARC Re	(4)	221.0	9.2
HDI	Hannover Ruckversicherungs	A	214.6	140.2
AIG	Transatlantic Re	A+	173.0	155.1
AXA	AXA Reinsurance	A	153.3	106.0
Ace	Insurance Co. of North America	A+	150.2	145.9
St. Paul	Travelers Indemnity Co.	A+	114.8	96.8
Everest	Everest Reinsurance Co.	A+	112.4	106.0
Arch Capital	Arch Reinsurance Ltd.	A-	108.6	22.6
Chubb	Federal Insurance Co.	A++	102.5	65.4
Great West Life	London Life & General Re	A	102.0	0.2
Global Re	Global International Reinsurance Co.	NR	97.2	42.3
PartnerRe	Partner Reinsurance Co. of US	A+	95.9	69.4
White Mountains	Folksamerica Reinsurance Co.	A	92.2	64.2
CNA	Continental Casualty	A	77.0	68.5
XL	XL Reinsurance America Inc.	A+	75.5	61.3
SCOR	SCOR Canada Reinsurance Co.	B++	74.4	67.1
Sompo	Sompo Japan Insurance Inc.	A+	57.0	48.5
Hartford	New England Re	A+	55.8	54.1
Aioi	Aioi Insurance Co. Ltd.	A	54.8	45.0
Converium	Converium Reins. North America Inc.	B–	50.2	27.6
Zurich Re	Zurich Specialties London Ltd.	NR	40.4	23.8
Allstate	Allstate Insurance Co.	A+	37.1	37.1
Platinum Underwriters	Platinum Underwriters Reinsurance Co.	A	36.0	24.3
IPC	IPC Re	A	33.8	–
Manulife	Manufacturers P&C Barbados	NR	32.6	17.2
Inter-Ocean	Inter-Ocean Reinsurance Co. Ltd.	NR	32.5	–
QBE	QBE Reinsurance Corp.	A	32.1	19.4
Liberty Mutual	Liberty Mutual Insurance Co.	A	31.9	30.8
Glacier	Glacier Re AG	A–	31.7	–
American Financial	Great American Assurance Co.	A	30.5	30.5
FM Global	Factory Mutual Insurance Co.	A+	26.6	26.6
PMA	PMA Capital Insurance Co.	B+	26.4	23.9
Allianz	Allianz Cornhill Insurance PLC	A+	25.8	21.9
Axis	Axis Reinsurance Co.	A	24.4	18.9
Duke’s Place	Seaton Insurance Co.	NR	23.4	22.6
RBC	Royal Bank of Canada Insurance	A	21.6	0.2
KKR	Alea North America Insurance	NR	21.2	20.4
WR Berkley	Berkley Insurance Co.	A	20.7	19.6
PXRE	PXRE Reinsurance Co.	B+	19.8	7.2
Toa Re	Toa Reinsurance Co. America	A	19.3	16.9
CCR	Caisse Centrale de Reassurance	A+	18.8	14.3
Wustenrot	Wurttembergische Versicherung	NR	18.0	16.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

		A.M. Best
		Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
Group	Principal Reinsurer	equivalent)(1)	Recoverable(2)	Recoverable(3)
Tawa	CX Reinsurance	NR	18.0	14.6
Aon	Aon Indemnity(5)	B+	17.3	17.3
Other reinsurers			1,128.3	1,009.6

Total reinsurance recoverable			8,088.1	5,514.5
Provisions for uncollectible reinsurance			432.5	432.5

Total reinsurance recoverable after provisions for uncollectible reinsurance			7,655.6	5,082.0

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group)

(2)	Before specific provisions for uncollectible reinsurance

(3)	Net of outstanding balances for which security is held, but before specific provisions for uncollectible reinsurance

(4)	Aegon is rated A+ by S&P; ARC Re is not rated

(5)	Indemnitor; rating is S&P credit rating of group
The decrease in the provisions for uncollectible reinsurance from those provisions at December 31, 2004 relate principally to the release of excess general provisions due to reduced net unsecured exposure (especially for B++ and lower or not rated reinsurers) and better than expected collections.
The following table shows the classification of the $7,655.6 gross reinsurance recoverable shown above by credit rating of the responsible reinsurers. Pools & associations, shown separately, are generally government or similar insurance funds carrying very little credit risk.

Consolidated Reinsurance Recoverables

			Outstanding	Specific
			Balances	Provisions	Net
	A.M. Best	Gross	for which	for	Unsecured
	Rating	Reinsurance	Security	Uncollectible	Reinsurance
	(or S&P	Recoverable	is Held	Reinsurance	Recoverable
	equivalent)
	A++	408.7	78.8	0.3	329.6
	A+	3,383.0	1,055.8	7.8	2,319.4
	A	2,410.7	834.2	6.9	1,569.6
	A-	278.6	163.0	2.0	113.6
	B++	165.5	30.5	0.4	134.6
	B+	86.0	17.6	0.2	68.2
	B	71.5	10.7	3.2	57.6
	Lower than B	134.3	5.3	90.5	38.5
	Not rated	1,013.2	371.6	266.3	375.3
	Pools & associations	136.6	6.1	–	130.5

		8,088.1	2,573.6	377.6	5,136.9
Provisions for uncollectible reinsurance
– specific		377.6
– general		54.9

Net reinsurance recoverable		7,655.6

To support gross reinsurance recoverable balances, Fairfax has the benefit of letters of credit, trust funds or offsetting balances payable totalling $2,573.6 as follows:

for reinsurers rated A– or better, Fairfax has security of $2,131.8 against outstanding reinsurance recoverable of $6,481.0;

for reinsurers rated B++ or lower, Fairfax has security of $64.1 against outstanding reinsurance recoverable of $457.3; and

for unrated reinsurers, Fairfax has security of $371.6 against outstanding reinsurance recoverable of $1,013.2.
Lloyd’s is also required to maintain funds in Canada and the United States which are monitored by the applicable regulatory authorities.
As shown above, excluding pools & associations, Fairfax has gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $1,470.5 (as compared to $2,320.7 at December 31, 2004), for which it holds security of $435.7 and has an aggregate provision for uncollectible reinsurance of $415.5 (40.2% of the net exposure prior to such provision, as compared to 36.8% in 2004), leaving a net exposure of $619.3 (as compared to $876.4 in 2004).
The two following tables break out the consolidated reinsurance recoverables for operating companies and runoff operations. As shown in those tables, approximately 50% of the consolidated reinsurance recoverables relate to runoff operations.
         Reinsurance Recoverables – Operating Companies

			Outstanding	Specific
	A.M. Best		Balances	Provisions	Net
	Rating	Gross	for which	for	Unsecured
	(or S&P	Reinsurance	Security	Uncollectible	Reinsurance
	equivalent)	Recoverable	is Held	Reinsurance	Recoverable
	A++	274.8	77.0	0.3	197.5
	A+	1,419.6	449.7	4.7	965.2
	A	1,515.5	741.8	2.6	771.1
	A-	229.4	160.8	–	68.6
	B++	94.5	21.7	0.1	72.7
	B+	30.5	15.8	–	14.7
	B	44.2	10.7	1.9	31.6
	Lower than B	31.5	3.3	6.1	22.1
	Not rated	247.7	77.3	47.0	123.4
	Pools & associations	30.2	6.1	–	24.1

		3,917.9	1,564.2	62.7	2,291.0
Provisions for uncollectible reinsurance
– specific		62.7
– general		16.1

Net reinsurance recoverable		3,839.1

As shown above, excluding pools & associations, Fairfax’s insurance and reinsurance operations have gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $448.4, for which they hold security of $128.8 and have an

FAIRFAX FINANCIAL HOLDINGS LIMITED

aggregate provision for uncollectible reinsurance of $71.2 (22.3% of the net exposure prior to such provision), leaving a net exposure of $248.4.
         Reinsurance Recoverables – Runoff Operations

			Outstanding	Specific
	A.M. Best		Balances	Provisions	Net
	Rating	Gross	for which	for	Unsecured
	(or S&P	Reinsurance	Security	Uncollectible	Reinsurance
	equivalent)	Recoverable	is Held	Reinsurance	Recoverable
	A++	133.9	1.8	–	132.1
	A+	1,963.4	606.1	3.1	1,354.2
	A	895.2	92.4	4.3	798.5
	A-	49.2	2.2	2.0	45.0
	B++	71.0	8.8	0.3	61.9
	B+	55.5	1.8	0.2	53.5
	B	27.3	–	1.3	26.0
	Lower than B	102.8	2.0	84.4	16.4
	Not rated	765.5	294.3	219.3	251.9
	Pools & associations	106.4	–	–	106.4

		4,170.2	1,009.4	314.9	2,845.9
Provisions for uncollectible reinsurance
– specific		314.9
– general		38.8

Net reinsurance recoverable		3,816.5

As shown above, excluding pools & associations, Fairfax’s runoff operations have gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $1,022.1, for which they hold security of $306.9 and have an aggregate provision for uncollectible reinsurance of $344.3 (48.1% of the net exposure prior to such provision), leaving a net exposure of $370.9.
Based on the above analysis and on the work done by RiverStone as described in the next paragraph, Fairfax believes that its provision for uncollectible reinsurance provides for all likely losses arising from uncollectible reinsurance at December 31, 2005.
RiverStone, with its dedicated specialized personnel in this area, is responsible for the following with respect to recoverables from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.
For the last three years, Fairfax has had reinsurance bad debts of $51.1 for 2005, $62.8 for 2004 and $15.1 for 2003.
Float
Fairfax’s float is the sum of its loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. This float arises because an insurance or reinsurance business receives premiums in advance of the payment of claims.

The table below shows the float that Fairfax’s insurance and reinsurance operations have generated and the cost of that float. As the table shows, the average float increased 23.5% in 2005 to $6.6 billion, but at a cost of 5.0% due to the unprecedented hurricane activity.

					Average long
			Benefit		term Canada
	Underwriting		(Cost)		treasury bond
Year	profit (loss)	Average float	of float		yield
1986	2.5	21.6	11.6%		9.6%
through
2001	(579.8)	4,690.4	(12.4%	)	5.8%
2002	(42.8)	4,355.2	(1.0%	)	5.7%
2003	87.7	4,405.5	2.0%		5.4%
2004	108.4	5,350.5	2.0%		5.2%
2005	(330.6)	6,606.4	(5.0%	)	4.4%
Weighted average since inception			(4.5%	)	5.7%
Fairfax weighted average financing differential since inception: 1.2%
The table below shows the breakdown of total year-end float for the past five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total
2001	384.0	2,677.4	–	1,496.6	4,558.0	1,049.0	5,607.0
2002	811.7	1,552.6	59.2	1,728.8	4,152.3	1,579.9	5,732.2
2003	1,021.1	1,546.9	88.0	2,002.7	4,658.7	1,502.8	6,161.5
2004	1,404.2	1,657.1	119.7	2,861.4	6,042.4	1,187.4	7,229.8
2005	1,461.8	1,884.9	120.2	3,703.5	7,170.4	1,356.6	8,527.0
In 2005, the Canadian insurance float increased by 4.1% (at no cost), the U.S. insurance float increased by 13.7% (at a cost of 0.5%), the Asian insurance float remained constant (at no cost) and the reinsurance float increased by 29.4% (at a cost of 12.0%). The runoff float increased by 14.2%, due primarily to the receipt of funds on commutations. Taking all these components together, total float increased by 17.9% to $8.5 billion at the end of 2005.
Insurance Environment
The property and casualty insurance and reinsurance industry continues to report reasonable core underwriting income, excluding the significant hurricane activity in the past two years. Insurers have benefited from the compounded annual rate increases that began in 2002. Combined ratios in 2005 for Canada, for U.S. commercial lines and for U.S. reinsurers are expected to be approximately 93.4%, 102.5% and 138.5%, respectively. Excluding catastrophes, U.S. commercial lines’ and U.S. reinsurers’ combined ratios are expected to be approximately 96.6% and 101.2%, respectively. Rates began to decline in 2004 and 2005, but the unprecedented 2005 hurricane losses have stabilized rates in general, with catastrophe exposed property rates increasing sharply.
SEC Subpoenas
On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any non-traditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the

FAIRFAX FINANCIAL HOLDINGS LIMITED

compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any non-traditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.
The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite insurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to the restatement by OdysseyRe referred to on page 69. That review also led to some changes in accounting for certain contracts at nSpire Re which were immaterial at the consolidated Fairfax level. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.
The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.
These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries, or the ultimate effect on its business, which effect could be material and adverse. The financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.
Investments
The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies.

Interest and dividend income in Fairfax’s first year and for the past seven years (the period since Fairfax’s last significant acquisition) is shown in the following table.

			Interest and Dividend Income

	Average		Pre-Tax			After Tax
	Investments at
	Carrying Value		Amount	Yield	Per Share	Amount	Yield	Per Share
							(%)
				(%)
1986	46.3		3.4	7.34	0.70	1.8	3.89	0.38
through
1999	10,024.2		506.7	5.05	38.00	331.0	3.30	24.84
2000	11,315.9		551.3	4.87	41.85	389.8	3.44	29.59
2001	10,315.2		440.3	4.27	33.25	299.4	2.90	22.61
2002	10,429.2		418.6	4.01	29.30	280.5	2.69	19.63
2003	11,587.8		330.1	2.85	23.54	214.6	1.85	15.30
2004	13,021.9	(1)	366.7	2.82	26.38	238.4	1.83	17.15
2005	14,182.7	(1)	466.1	3.29	28.20	303.0	2.14	18.33

(1)	Excludes $700.3 (2004 – $539.5) of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.
Funds withheld payable to reinsurers shown on the consolidated balance sheet ($1,054.4 in 2005) represents premiums and accumulated accrued interest (at an average interest crediting rate of approximately 7% per annum) on aggregate stop loss reinsurance treaties, principally relating to the Swiss Re Cover ($564.2), Crum & Forster ($277.9) and OdysseyRe ($166.7). In 2005, $79.6 of interest expense accrued to reinsurers on these funds withheld; the company’s total interest and dividend income of $466.1 in 2005 was net of this interest expense. Claims payable under such treaties are paid first out of the funds withheld balances.
Interest and dividend income increased in 2005 primarily due to higher short term interest rates and increased investment portfolios reflecting positive cash flow at the operating companies, partially offset by the company’s share of Advent’s hurricane-affected loss. The gross portfolio yield, before interest on funds withheld of $79.6, was 3.85% for 2005 compared to the 2004 gross portfolio yield, before interest on funds withheld of $103.5, of 3.61%. The pre-tax and after tax interest and dividend income yields in 2005 were not much above the low levels of the two prior years, reflecting continuing low interest rates and the company’s positioning of its bond portfolios. Since 1985, pre-tax interest and dividend income per share has compounded at rate of 21.5% per year.
Investments (including at the holding company) in Fairfax’s first year and since 1999, at their year-end carrying values, are shown in the following table.

	Cash and
	Short Term			Preferred	Common	Real
	Investments		Bonds	Stocks	Stocks	Estate	Total		Per Share
1985	6.4		14.1	1.0	2.5	–	24.0		4.80
through
1999	1,763.5		9,168.9	92.3	1,213.6	55.6	12,293.9		915.66
2000	1,665.0		7,828.5	46.7	853.1	50.9	10,444.2		797.22
2001	1,934.3		7,357.8	79.4	865.2	49.1	10,285.8		716.73
2002	2,033.2		7,394.5	160.1	1,033.9	20.5	10,642.2		752.60
2003	6,120.8		4,729.3	142.3	1,561.5	12.2	12,566.1		904.04
2004	4,075.0	(1)	7,288.8	135.8	1,990.1	28.0	13,517.7	(1)	840.05	(1)
2005	4,385.0	(1)	8,127.4	15.8	2,347.5	17.2	14,892.9	(1)	832.70	(1)

(1)	Excludes $700.3 (2004 – $539.5) of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Total investments increased at year-end 2005 due to strong operating cash flows at Northbridge and OdysseyRe, partially offset by negative cash flow at the runoff operations. Total investments per share decreased slightly as a result of the $300 equity issue in October 2005. Since 1985, investments per share have compounded at a rate of 29.4% per year.
Management performs its own fundamental analysis of each proposed investment, and subsequent to investing, reviews at least quarterly the carrying value of each investment whose market value has been consistently below its carrying value for some time, to assess whether a provision for other than temporary decline is appropriate. In making this assessment, careful analysis is made comparing the intrinsic value of the investment as initially assessed to the current intrinsic value based on current outlook and all other relevant investment criteria. Other considerations in this assessment include the length of time the investment has been held, the size of the difference between carrying value and market value and the company’s intent with respect to continuing to hold the investment.
Various investments are pledged by the company’s subsidiaries in the ordinary course of carrying on their business. These pledges are referred to in note 4 to the consolidated financial statements and are explained in more detail in the second paragraph of Provision for Claims on page 82. As noted there, these pledges do not involve any cross-collateralization by one group company of another group company’s obligations.
The breakdown of the bond portfolio as at December 31, 2005 was as follows (where S&P or Moody’s credit ratings are available, the higher one is used if they differ):

Credit	Carrying	Market	Unrealized
Rating	Value	Value	Gain (Loss)
AAA	6,163.3	6,016.6	(146.7)
AA	999.8	1,080.9	81.1
A	9.7	12.2	2.5
BBB	147.4	151.7	4.3
BB	175.6	189.9	14.3
B	25.1	24.2	(0.9)
Lower than B and unrated	474.0	430.4	(43.6)
Credit default swaps	113.4	113.4	–
Put bond warrants	19.1	19.1	–

Total	8,127.4	8,038.4	(89.0)

90.0% of the fixed income portfolio at carrying value is rated investment grade, with 88.1% (primarily consisting of government obligations) being rated AA or better.
The company has invested approximately $250 in 5-year to 10-year credit default swaps on a number of companies, primarily financial institutions, to provide protection against systemic financial risk arising from financial difficulties these entities could experience in a more difficult financial environment.

Interest Rate Risk
The company’s fixed income securities portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income securities portfolios fall and vice versa.

The table below displays the potential impact of market value fluctuations on the fixed income securities portfolio as at December 31, 2005 and December 31, 2004, based on parallel 200 basis point shifts in interest rates up and down, in 100 basis point increments. This analysis was performed by individual security.

	As at December 31, 2005			As at December 31, 2004

	Fair			Fair
	Value of			Value of
	Fixed			Fixed
	Income	Hypothetical	Hypothetical	Income	Hypothetical	Hypothetical
Change in Interest Rates	Portfolio	$ Change	% Change	Portfolio	$ Change	% Change
200 basis point rise	6,583.4	(1,455.0)	(18.1)	6,016.5	(1,276.2)	(17.5%	)
100 basis point rise	7,242.6	(795.8)	(9.9)	6,585.3	(707.4)	(9.7%	)
No change	8,038.4	–	–	7,292.7	–	–
100 basis point decline	9,099.5	1,061.1	13.2	8,218.9	926.2	12.7%
200 basis point decline	10,361.5	2,323.1	28.9	9,261.7	1,969.0	27.0%
The preceding table indicates an asymmetric market value response to equivalent basis point shifts up and down in interest rates. This partly reflects exposure to fixed income securities containing a put feature. In total these securities represent approximately 15.2% and 9.4% of the fair market value of the total fixed income portfolio as at December 31, 2005 and December 31, 2004, respectively. The asymmetric market value response reflects the company’s ability to put these bonds back to the issuer for early redemption in a rising interest rate environment (thereby limiting market value loss) or to hold these bonds to their longer full maturity dates in a declining interest rate environment (thereby maximizing the benefit of higher market values in that environment). The company also has options to purchase long term bonds with a notional par value of $270.1, which would allow it to benefit from declining interest rates.
Disclosure about Limitations of Interest Rate Sensitivity Analysis
Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.
Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.
         Return on the Investment Portfolio
The following table shows the performance of the investment portfolio in Fairfax’s first year and for the past seven years (the period since Fairfax’s last significant acquisition). The total return includes all interest and dividend income, gains (losses) on the disposal of securities and the change in the unrealized gains (losses) during the year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

										Realized Gains
				Realized
	Average		Interest	Gains		Change in						% of
	Investments		and	(Losses)		Unrealized	Total Return			% of		Interest and
	at Carrying		Dividends	after		Gains	on Average			Average		Dividends and
	Value		Earned	Provisions		(Losses)	Investments			Investments		Realized Gains
								(%)		(%)		(%)
1986	46.3		3.4	0.7		(0.2)	3.9	8.4		1.5		17.1
through
1999	10,024.2		506.7	81.8		(875.0)	(286.5)	(2.9)		0.8		13.9
2000	11,315.9		551.3	258.0		549.1	1,358.4	12.0		2.3		31.9
2001	10,315.2		440.3	105.0		182.5	727.8	7.1		1.0		19.3
2002	10,429.2		418.6	469.5		271.4	1,159.5	11.1		4.5		52.9
2003	11,587.8		330.1	840.2		113.2	1,283.5	11.1		7.3		71.8
2004	13,021.9	(1)	366.7	275.2	(2)	183.4	825.3	6.3		2.1		42.9
2005	14,182.7	(1)	466.1	352.1		108.9	927.1	6.5		2.5		43.0

Cumulative from inception			3,893.3	3,048.1				9.3%	(3)	3.8%	(3)	43.9%

(1)	Excludes $700.3 (2004 – $539.5) of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.

(2)	Excludes the $40.1 realized gain on the secondary offering of Northbridge and the $27.0 realized loss in connection with the company’s repurchase of outstanding debt at a premium to par.

(3)	Simple average of the total return on average investments, or % of average investments, in each of the 20 years.
Investment gains have been an important component of Fairfax’s net earnings since 1985, amounting to a net aggregate of $3,048.1. The amount has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. Since 1985, net realized gains have averaged 3.8% of Fairfax’s average investment portfolio and have accounted for 43.9% of Fairfax’s combined interest and dividends and net realized gains. At December 31, 2005 the Fairfax investment portfolio had a net unrealized gain of $537.2 (consisting of unrealized losses on bonds of $89.0 offset by unrealized gains on equities and other of $626.2), an increase of $108.9 from net unrealized gains of $428.3 at December 31, 2004.
The company has a long term value-oriented investment philosophy. It continues to expect fluctuations in the stock market.
Capital Resources
At December 31, 2005, total capital, comprising shareholders’ equity and non-controlling (minority) interests, was $3,659.8, compared to $3,753.7 at December 31, 2004.
The following table shows the level of capital as at December 31 for the past five years.

	2005	2004		2003		2002	2001
Non-controlling interests	753.9	583.0		440.8		321.6	653.6
Common shareholders’ equity	2,709.9	2,974.7		2,680.0		2,111.4	1,894.8
Preferred stock	136.6	136.6		136.6		136.6	136.6
Other paid in capital	59.4	59.4	(1)	62.7	(1)	–	–

	3,659.8	3,753.7		3,320.1		2,569.6	2,685.0

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6 to the consolidated financial statements.

Non-controlling interests increased in 2005 due primarily to the offerings by OdysseyRe of its preferred shares and common shares and the non-controlling interest share of Northbridge’s net earnings for the year, partially offset by the non-controlling interest share of OdysseyRe’s net loss for the year.
Fairfax’s common shareholders’ equity decreased from $2,974.7 at December 31, 2004 to $2,709.9 at December 31, 2005, principally as a result of the net loss for the year (significantly resulting from losses from the unprecedented 2005 hurricanes), partially offset by the issue of $300.0 of common shares. Holding company liquidity remained strong, while holding company debt decreased slightly during 2005 and its maturity profile remained unchanged, with no significant debt maturities until 2012.
The company has issued and repurchased common shares over the last five years as follows:

	Number of	Average
	subordinate	issue/repurchase	Net proceeds/
Date	voting shares	price per share	(repurchase cost)
2001 – issue of shares	1,250,000	125.52	156.0
2002 – repurchase of shares	(210,200)	79.32	(16.7)
2003 – repurchase of shares	(240,700)	127.13	(30.6)
2004 – issue of shares	2,406,741	124.65	299.7
2004 – repurchase of shares	(215,200)	146.38	(31.5)
2005 – issue of shares	1,843,318	162.75	299.8
2005 – repurchase of shares	(49,800)	148.59	(7.4)
Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.
A common measure of capital adequacy in the property and casualty industry is the premiums to surplus (or common shareholders’ equity) ratio. This is shown for the insurance and reinsurance subsidiaries of Fairfax for the past five years in the following table:

	Net Premiums Written to Surplus
	(Common Shareholders’ Equity)

	2005	2004	2003	2002	2001
Insurance
Northbridge (Canada)	1.1	1.3	1.5	1.5	1.5
Crum & Forster (U.S.)	0.9	0.9	0.8	0.7	0.5
Fairmont (U.S.)(1)	0.9	1.0	1.5	1.1	0.9
Fairfax Asia(2)	0.5	0.6	2.2	2.1	0.4
Reinsurance
OdysseyRe	1.5	1.6	1.7	1.6	1.0

Canadian insurance industry	1.1	1.2	1.6	1.4	1.4
U.S. insurance industry	1.0	1.1	1.2	1.3	1.1

(1)	Fairmont since 2003, only Ranger for prior years.

(2)	Fairfax Asia in 2004, only Falcon for prior years.
In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2005, Northbridge’s subsidiaries had a weighted average MCT ratio of 237% of the minimum statutory capital required, compared to 227% at December 31, 2004, well in excess of the 150% minimum supervisory target.
In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an

FAIRFAX FINANCIAL HOLDINGS LIMITED

insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. At December 31, 2005, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 3.8 times the authorized control level, except for TIG (2.1 times). As part of the TIG reorganization described on page 71, Fairfax has guaranteed that TIG will have capital and surplus of at least two times the authorized control level at each year-end.
Fairfax and its insurance and reinsurance subsidiaries are rated as follows by the respective rating agencies:

Standard
	A.M. Best	& Poor’s	Moody’s	DBRS
Fairfax	bb+	BB	Ba3	BB (high)
Commonwealth	A–	BBB	–	–
Crum & Forster	A–	BBB	Baa3	–
Falcon	–	A–	–	–
Federated	A–	BBB	–	–
Lombard	A–	BBB	–	–
Markel	A–	BBB	–	–
OdysseyRe	A	A–	A3	–
Liquidity
The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due.
The company believes that its cash position alone provides adequate liquidity to meet all of the company’s obligations in 2006. Besides this cash, the holding company expects to continue to receive management fees, investment income on its holdings of cash, short term investments and marketable securities, tax sharing payments and dividends from its insurance and reinsurance subsidiaries. Tax sharing payments received in 2006 may decline somewhat as a result of the 2005 hurricane losses. For 2006, the holding company’s obligations (other than interest and overhead expenses) consist of repayment of the $60.6 of senior notes maturing in March and the continuing obligation to fund negative cash flow at the company’s European runoff operations (anticipated to be between $150 and $200 in 2006, prior to any management actions which would improve that cash flow and prior to the ultimate cash flow implications of the collateral substitution described in the next sentence). In connection with the restatement of the Skandia reinsurance contract referred to on page 69, in March 2006, nSpire Re replaced $78 of letters of credit with cash funding to OdysseyRe which required approximately $16 of additional funding from Fairfax in the first quarter of 2006.
Compliance with Corporate Governance Rules
Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and the New York Stock Exchange (the “NYSE”). It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein. In the context of its listing on the NYSE, Fairfax also substantially complies with the corporate governance standards prescribed by the NYSE even though, as a “foreign private issuer”, it is not required to comply with most of those standards. The only significant difference between Fairfax’s corporate governance practices and the standards prescribed by the NYSE relates to shareholder approval of the company’s equity compensation plans, which would be required by NYSE standards but is not required under applicable Canadian rules as the plans involve only outstanding shares purchased in the market and do not involve newly issued securities.

In 2005 Fairfax’s Board of directors, in consultation with outside experts retained by the Board, reviewed the company’s corporate governance practices and took a number of initiatives intended to retain and enhance its existing principles and practices. The Board formally adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established a Governance and Nominating Committee and a Compensation Committee (in addition to the previously established Audit Committee), approved written charters for all of its committees and approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company. The company continues to monitor developments in the area of corporate governance as well as its own procedures.
Contractual Obligations
The following table provides a payment schedule of current and future obligations as at December 31, 2005:

		Less than			More than
	Total	1 year	1 – 3 years	3 – 5 years	5 years
Net claims liability	9,338.2	3,039.2	3,413.2	1,632.9	1,252.9
Long term debt obligations – principal	2,234.6	100.6	213.2	114.4	1,806.4
Long term debt obligations – interest	1,459.8	152.4	288.3	266.8	752.3
Operating leases – obligations	393.7	72.0	112.2	67.9	141.6
Other long term liabilities – principal	244.5	3.7	8.4	10.0	222.4
Other long term liabilities – interest	273.5	21.1	41.2	39.6	171.6

	13,944.3	3,389.0	4,076.5	2,131.6	4,347.2

For further detail on Fairfax’s net claims liability, long term debt principal and interest payments, operating lease payments and other long term liability payments, please see notes 5, 6, 14, and 7 and 17, respectively, of the company’s consolidated financial statements.
The company manages its debt levels based on the following financial measurements and ratios (with Lindsey Morden equity accounted):

	2005	2004(1)	2003(1)	2002	2001
Cash, short term investments and marketable securities	559.0	566.8	410.2	327.7	522.1
Long term debt – holding company	1,365.3	1,420.9	1,306.4	1,206.0	1,231.8
Long term debt – subsidiaries	769.5	674.9	675.0	200.0	150.0
Purchase consideration payable	192.1	195.2	200.6	205.5	–
RHINOS due February 2003	–	–	–	136.0	136.0
Net debt	1,767.9	1,724.2	1,771.8	1,419.8	995.7
Common shareholders’ equity	2,769.3	3,034.1	2,742.7	2,111.4	1,894.8
Preferred shares and trust preferred securities	189.0	189.0	216.4	216.4	215.4
OdysseyRe non-controlling interest	374.0	281.0	250.6	268.5	226.6
Total equity	3,332.3	3,504.1	3,209.7	2,596.3	2,336.8
Net debt/equity	53%	49%	55%	55%	43%
Net debt/total capital	35%	33%	36%	35%	30%
Net debt/earnings	N/A	N/A	6.6x	5.4x	N/A
Interest coverage	N/A	1.9x	4.8x	4.6x	N/A

FAIRFAX FINANCIAL HOLDINGS LIMITED

(1)	Retroactively restated pursuant to the change in accounting policy described in note 6 to the consolidated financial statements.
At December 31, 2005, Fairfax had $559.0 of cash, short term investments and marketable securities at the holding company level. Net debt increased to $1,767.9 at December 31, 2005 from $1,724.2 at December 31, 2004, and the net debt to equity and net debt to total capital ratios increased slightly, due to the net loss for the year and the $125.0 of additional long term debt issued by OdysseyRe during the second quarter, offset somewhat by the proceeds received on an offering by the company of its subordinate voting shares, offerings by OdysseyRe of preferred shares and common shares (which increased the OdysseyRe non-controlling interest), and the repayment of the TIG senior notes upon maturity, and other opportunistic debt repurchases made, during 2005.
Management’s Evaluation of Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.
As of the end of the period covered by this MD&A, management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the company’s annual filings, interim filings and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to the company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Issues and Risks
The following issues and risks, among others, should also be considered in evaluating the outlook of the company. For a fuller detailing of issues and risks relating to the company, please see Risk Factors in Fairfax’s Supplemental and Base Shelf Prospectus filed on September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.
Claims Reserves
The major risk that all property and casualty insurance and reinsurance companies face is that the provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (e.g. asbestos and pollution) and poor weather. Fairfax’s gross provision for claims was $16,029.2 at December 31, 2005.
Latent Claims
The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods.
Reinsurance Recoverables
Most insurance and reinsurance companies reduce their liability for any individual claim by reinsuring amounts in excess of the maximum they want to retain. This third party reinsurance does not relieve the company of its primary obligation to the insured. Reinsurance recoverables can become an issue mainly due to solvency credit concerns, given the long time period over which claims are paid and the resulting recoveries are received from the reinsurers, or policy disputes. Fairfax had $7,655.6 recoverable from reinsurers as at December 31, 2005.
Catastrophe Exposure
Insurance and reinsurance companies are subject to losses from catastrophes such as earthquakes, hurricanes and windstorms, hailstorms or terrorist attacks, which are unpredictable and can be very significant.
Prices
Prices in the insurance and reinsurance industry are cyclical and can fluctuate quite dramatically. With underreserving, competitors can price below underlying costs for many years and still survive. The property and casualty insurance and reinsurance industry is highly competitive.
Foreign Exchange
The company has assets, liabilities, revenue and costs that are subject to currency fluctuations. These currency fluctuations have been and can be very significant and can affect the statement of earnings or, through the currency translation account, shareholders’ equity.
Cost of Revenue
Unlike most businesses, the insurance and reinsurance business can have enormous costs that can significantly exceed the premiums received on the underlying policies. Similar to short selling in the stock market (selling shares not owned), there is no limit to the losses that can arise from most insurance policies, even though most contracts have policy limits.
Regulation
Insurance and reinsurance companies are regulated businesses which means that except as permitted by applicable regulation, Fairfax does not have access to its insurance and reinsurance subsidiaries’ net income and shareholders’ capital without the requisite approval of applicable insurance regulatory authorities.
Taxation
Realization of the company’s future income taxes asset is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and other timing differences exist. The major component of the company’s future income taxes asset of $1,134.3 at December 31, 2005 is $825.1 relating to the company’s U.S. consolidated tax group. Failure to achieve projected levels of profitability in the U.S. could lead to a writedown in this future income taxes asset if the expected recovery period for capitalized loss carryforwards becomes longer than anticipated.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Bond and Common Stock Holdings
The company has bonds and common stocks in its portfolio. The market value of bonds fluctuates with changes in interest rates and credit outlook. The market value of common stocks is exposed to fluctuations in the stock market.
Goodwill
Most of the goodwill on the balance sheet comes from Lindsey Morden, particularly its U.K. operations. Continued profitability is essential for there to be no impairment in the carrying value of the goodwill.
Ratings
The company has claims paying and debt ratings by the major rating agencies in North America. As financial stability is very important to its customers, the company is vulnerable to downgrades by the rating agencies.
Holding Company
Being a small holding company, Fairfax is very dependent on strong operating management, which makes it vulnerable to management turnover.
Financial Strength
Fairfax strives to be soundly financed. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected.
Cost of Reinsurance and Adequate Protection
The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from the policies they offer. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.
Information Requests or Proceedings by Government Authorities
On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any non-traditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any non-traditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite insurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to the restatement by OdysseyRe referred to on page 69. That review also led to some changes in accounting for certain contracts at nSpire Re which were immaterial at the consolidated Fairfax level. The Company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.
The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.
These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries, or the ultimate effect on its business, which effect could be material and adverse. The financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.
Critical Accounting Estimates and Judgments
In the preparation of the company’s consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below.
Provision for Claims
For Fairfax’s reinsurance subsidiaries, provisions for claims are established based on reports and individual case estimates provided by the ceding companies. For Fairfax’s subsidiaries that write direct insurance, provisions for claims are based on the case method as they are reported. Case estimates are reviewed on a regular basis and are updated as new information is received. An additional provision over and above those provisions established under the case method is established for claims incurred but not yet reported, potential future development on known claims and closed claims that may reopen (IBNR reserves). The actuaries establish the IBNR reserves based on estimates derived from reasonable assumptions and appropriate actuarial methods. Typically, actuarial methods use historical experience to project the future; therefore the actuary must use judgment and take into consideration potential changes, such as changes in the underlying book of business, in law and in cost factors.
In order to ensure that the estimated consolidated provision for claims included in the company’s financial statements is adequate, the provisions at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more

FAIRFAX FINANCIAL HOLDINGS LIMITED

independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the chief actuary at Fairfax’s head office, and one or more independent actuaries, including an independent valuation actuary whose report appears in each Annual Report.
Provision for Uncollectible Reinsurance Recoverables
Fairfax establishes provisions for uncollectible reinsurance recoverables on a centralized basis, which are based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available.
Provision for Other than Temporary Impairment in the Value of Investments
Fairfax reviews its investments on a quarterly basis and focuses its attention on investments for which the fair value has been at least 20% below cost for six months and on investments which have experienced sharp declines in the market based on critical events, even if those investments have been below cost for less than a six month period. In considering whether or not an impairment is other than temporary, the company assesses the underlying intrinsic value of the investment as of the review date as compared to the date of the original investment and considers the impact of any changes in the underlying fundamentals of the investment. The company also considers the issuer’s financial strength and health, the company’s ability and intent to hold the security to maturity for fixed income investments, the issuer’s performance as compared to its competitors, industry averages, views published by third party analysts and the company’s expectations for recovery in value in a reasonable time frame. Provisions are reviewed on a regular basis and, if appropriate, are increased if additional negative information becomes available; these provisions are only released on the sale of the security.
Valuation Allowance for Recovery of Future Income Taxes
In determining the need for a valuation allowance (which is based on management’s best estimate) for the recovery of future income taxes, management considers primarily current and expected profitability of the companies and their ability to utilize the losses fully within the next few years. Fairfax reviews the recoverability of its future income taxes asset and the valuation allowance on a quarterly basis, taking into consideration the underlying operation’s performance as compared to plan, the outlook for the business going forward, changes to tax law, the ability of the company to refresh tax losses and the expiry date of the tax losses.
Assessment of Goodwill for Potential Impairment
Goodwill on the company’s balance sheet arises primarily from Lindsey Morden and is subject to impairment tests annually or when significant changes in operating expectations occur. Management estimates the fair value of each of the company’s operations using discounted expected future cash flows, which requires the making of a number of estimates, including estimates about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The discounted cash flows supporting the goodwill in the reporting unit are compared to its book value. If the discounted cash flows supporting the goodwill in the reporting unit are less than its book value, a goodwill impairment loss is recognized equal to the excess of the book value of the goodwill over the fair value of the goodwill. Given the variability of the future-oriented financial information, a sensitivity analysis of the goodwill impairment test is performed by varying the discount and growth rates to enable management to conclude whether or not the goodwill balance has been impaired. As at December 31, 2005, goodwill in the amount of $133.7 arose from Lindsey Morden’s U.K. operations; this goodwill is sensitive to changes in future profitability as well as to the discount rates used in the assessment.
Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of the company’s subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks these subsidiaries insure that are higher or lower than expected; the lowering or loss of one of these subsidiaries’ financial or claims paying ability ratings; an inability to realize the company’s investment objectives; exposure to credit risk in the event the company’s subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for these subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect these subsidiaries; an inability to obtain required levels of capital; an inability to access cash of the company’s subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described on pages 118 to 121 and in Fairfax’s Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed on September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.
Quarterly Data (unaudited)
Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2005
Revenue	1,474.3	1,500.8	1,542.1	1,361.0	5,878.2
Net earnings (loss)	35.2	5.0	(220.0)	(318.1)	(497.9)
Net earnings (loss) per share	2.03	0.17	(13.83)	(18.00)	(30.72)
Net earnings (loss) per diluted share	2.01	0.17	(13.83)	(18.00)	(30.72)
2004
Revenue	1,484.8	1,435.1	1,418.4	1,454.3	5,792.6
Net earnings (loss)	39.0	45.5	(109.4)	5.1	(19.8)
Net earnings (loss) per share	2.63	3.13	(8.08)	0.16	(2.16)
Net earnings (loss) per diluted share	2.59	3.05	(8.08)	0.16	(2.16)
2003
Revenue	1,334.8	1,628.5	1,175.2	1,575.4	5,713.9
Net earnings (loss)	101.5	173.7	(11.4)	6.2	270.0
Net earnings (loss) per share	6.97	12.09	(1.02)	0.51	18.55
Net earnings (loss) per diluted share	6.97	12.09	(1.07)	0.51	18.23
Prior to giving effect to the 2005 hurricanes and the 2004 third quarter hurricanes, operating results at the company’s insurance and reinsurance operations have been improving as a result

FAIRFAX FINANCIAL HOLDINGS LIMITED

of company efforts and the favourable insurance environment through the first half of 2004, but have also reflected the more difficult insurance environment subsequent to the first half of 2004 (now stabilizing subsequent to the 2005 hurricanes). Apart from reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes and by commutations or settlements by the runoff group, the occurrence of which is not predictable, and have been (and are expected to continue to be) significantly impacted by realized gains (or losses) on investments, the timing of which is not predictable.
Stock Prices and Share Information
As at March 31, 2006, Fairfax had 17,116,977 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 17,865,747 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.
Below are the Toronto Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2005, 2004 and 2003.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn $)
2005
High	214.78	205.00	218.50	205.29
Low	180.00	158.29	183.00	160.18
Close	180.68	203.05	201.40	168.00
2004
High	250.00	231.10	225.60	214.60
Low	196.00	196.00	150.01	147.71
Close	203.74	227.79	157.00	202.24
2003
High	126.00	220.85	248.55	230.04
Low	57.00	76.00	200.00	185.06
Close	75.00	205.00	210.51	226.11
Below are the New York Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2005, 2004 and 2003.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2005
High	171.12	168.28	179.90	175.00
Low	148.35	126.73	158.00	137.38
Close	149.50	166.00	173.90	143.36
2004
High	187.20	174.15	170.90	177.75
Low	147.57	141.12	116.00	120.50
Close	155.21	170.46	124.85	168.50
2003
High	79.55	162.80	178.50	177.98
Low	46.71	51.50	146.50	141.50
Close	50.95	153.90	156.70	174.51

Fairfax Financial Holdings Limited
Unconsolidated Statements of Earnings
(combined holding company earnings statements)
for the years ended December 31, 2005 and 2004
(unaudited – US$ millions)

	2005	2004
Revenue
Dividend income	121.7	100.0	(1)
Interest income	27.2	6.5
Management fees	54.5	31.4
Realized gains	2.7	28.7

	206.1	166.6

Expenses
Interest expense	122.8	92.5
Operating expenses(2)	49.6	60.2
Other	–	10.6

	172.4	163.3

Earnings before income taxes	33.7	3.3

(1)	Excludes $100.4 of dividends from nSpire Re which were used to fund indemnities to TIG.

(2)	Excludes impact of indemnification to Runoff and other.
The foregoing unconsolidated statements of earnings of Fairfax provide supplementary information on the holding company’s sources of revenue and interest and overhead requirements. These combined holding company statements of earnings include the unconsolidated earnings statements of Fairfax Financial Holdings Limited, the public Canadian holding company, and the Canadian and U.S. holding companies which have issued long term debt or trust preferred securities or which carry out certain of Fairfax’s parent company corporate functions. These statements exclude intercompany arrangements other than dividends from subsidiaries. None of the holding companies pays tax currently, and accordingly these statements are presented on a pre-tax basis. Note (2) on page 52 is applicable to the foregoing statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

APPENDIX A
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED
OBJECTIVES:

1)	We expect to earn long term returns on shareholders’ equity in excess of 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.
     Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)	We always want to be soundly financed.

3)	We provide complete disclosure annually to our shareholders.
STRUCTURE:

1)	Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.
VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!

Consolidated Financial Summary
(in US$ millions except share and per share data and as otherwise indicated)(1)

	Return on		Per Share			Earnings
	average		Share-	Net		before						Share-		Closing
	shareholders’		holders’	earnings –		income	Net	Total	Invest-		Net	holders’	Shares	share
	equity		equity	diluted	Revenue	taxes(2)	earnings(2)	assets(3)	ments		debt(2)(4)	equity	outstanding	price(5)
As at and for the years ended December 31:
1985	–		1.52	(1.35)	12.2	(0.6)	(0.6)	30.4	23.9		–	7.6	5.0	3.25	(6)
1986	25.2%		4.25	0.98	38.9	6.6	4.7	93.4	68.8		2.0	29.7	7.0	12.75
1987	32.5%		6.30	1.72	86.9	14.0	12.3	139.8	93.5		2.1	46.0	7.3	12.37
1988	22.8%		8.26	1.63	112.0	17.9	12.1	200.6	111.7		22.9	60.3	7.3	15.00
1989	21.0%		10.50	1.87	108.6	16.6	14.4	209.5	113.1		18.6	76.7	7.3	18.75
1990	23.0%		14.84	2.42	167.0	19.8	18.2	461.9	289.3		56.8	81.6	5.5	11.00
1991	21.5%		18.38	3.34	217.4	28.3	19.6	447.0	295.3		44.4	101.1	5.5	21.25
1992	7.7%		18.55	1.44	237.0	5.8	8.3	464.6	311.7		53.7	113.1	6.1	25.00
1993	15.9%		26.39	4.19	266.7	36.2	25.8	906.6	641.1		100.0	211.1	8.0	61.25
1994	11.4%		31.06	3.41	464.8	33.7	27.9	1,549.3	1,105.9		155.4	279.6	9.0	67.00
1995	20.4%		38.89	7.15	837.0	70.1	63.9	2,104.8	1,221.9		166.8	346.1	8.9	98.00
1996	21.9%		63.31	11.26	1,082.3	137.4	110.6	4,216.0	2,520.4		269.5	664.7	10.5	290.00
1997	20.5%		87.95	15.59	1,507.7	242.6	167.9	7,140.0	4,054.1		357.7	976.3	11.1	320.00
1998	23.0%		120.29	22.45	2,459.8	333.6	266.7	13,578.7	7,871.8		740.5	1,455.5	12.1	540.00
1999	4.6%		160.00	6.27	3,894.8	(11.6)	83.6	22,034.8	12,293.9		994.7	2,148.2	13.4	245.50
2000	3.9%		161.35	6.34	4,170.4	(22.2)	92.6	21,193.9	10,444.2		1,005.5	2,113.9	13.1	228.50
2001	(12.0%	)	132.03	(18.13)	3,962.0	(476.1)	(223.8)	22,200.5	10,285.8		995.7	1,894.8	14.4	164.00
2002	13.0%		149.31	18.20	5,067.4	275.3	263.0	22,224.5	10,642.2		1,419.8	2,111.4	14.1	121.11
2003	10.9%		192.81	18.23	5,713.9	526.4	270.0	25,018.3	12,566.1		1,771.8	2,680.0	13.9	226.11
2004	(1.0%	)	184.86	(2.16)	5,792.6	137.1	(19.8)	26,331.3	13,517.7	(7)	1,724.2	2,974.7	16.1	202.24
2005	(17.9%	)	151.52	(30.72)	5,878.2	(517.6)	(497.9)	27,565.7	14,892.9	(7)	1,767.9	2,709.9	17.9	168.00

(1)	All share references are to common shares; shares outstanding are in millions.

(2)	The years 2004 and 2003 have been retroactively restated pursuant to the change in accounting policy described in note 6 to the consolidated financial statements.

(3)	Commencing in 1995, reflects a change in accounting policy for reinsurance recoverables.

(4)	Total debt (beginning in 1994, net of cash in the holding company) with Lindsey Morden equity accounted.

(5)	Quoted in Canadian dollars.

(6)	When current management took over in September 1985.

(7)	Excludes 539.5 in 2004 and 700.3 in 2005 of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Directors of the Company
Frank B. Bennett
President, Artesian Management, Inc.
Anthony F. Griffiths
Corporate Director
Robbert Hartog (retiring as of April 2006)
President, Robhar Investments Ltd.
Paul Murray
President, Pinesmoke Investments
Brandon W. Sweitzer
Senior Fellow
U.S. Chamber of Commerce
V. Prem Watsa
Chairman and Chief Executive Officer
Operating Management
Canadian Insurance – Northbridge
Mark J. Ram, President
Northbridge Financial Corporation
Ronald Schwab, President
Commonwealth Insurance Company
John M. Paisley, President
Federated Insurance Company of Canada
Richard Patina, President
Lombard General Insurance Company of Canada
Silvy Wright, President
Markel Insurance Company of Canada
U.S. Insurance
Nikolas Antonopoulos, President
Crum & Forster Holdings Corp.
Asian Insurance – Fairfax Asia
James F. Dowd, Chairman and CEO
Fairfax Asia
Sammy Y. Chan, President
Fairfax Asia
Kenneth Kwok, President
Falcon Insurance Company (Hong Kong) Limited
Ramaswamy Athappan, Principal Officer
First Capital
Reinsurance – OdysseyRe
Andrew A. Barnard, President
Odyssey Re Holdings Corp.
Runoff
Dennis C. Gibbs, Chairman
TRG Holding Corporation
Other
Jan Christiansen, President
Lindsey Morden Group Inc.
Ray Roy, President
MFXchange
Roger Lace, President
Hamblin Watsa Investment Counsel Ltd.	Officers of the Company
Trevor J. Ambridge
Vice President
John Cassil
Vice President
Francis Chou
Vice President
Peter Clarke
Vice President
Jean Cloutier
Vice President and Chief Actuary
Hank Edmiston
Vice President, Regulatory Affairs
Bradley P. Martin
Vice President and Corporate Secretary
Paul Rivett
Vice President
Eric P. Salsberg
Vice President, Corporate Affairs
Ronald Schokking
Vice President and Treasurer
Greg Taylor
Vice President and Chief Financial Officer
V. Prem Watsa
Chairman and Chief Executive Officer
M. Jane Williamson
Vice President, Financial Reporting
Head Office
95 Wellington Street West
Suite 800
Toronto, Canada M5J 2N7
Telephone (416) 367-4941
Website www.fairfax.ca
Auditors
PricewaterhouseCoopers LLP
General Counsel
Torys
Transfer Agents and Registrars
CIBC Mellon Trust Company, Toronto
Mellon Investor Services LLC, New York
Share Listings
Toronto and New York Stock Exchanges
Stock Symbol TSX: FFH.SV; NYSE: FFH
Annual Meeting
The annual meeting of shareholders of Fairfax Financial Holdings Limited will be held on Thursday, May 11, 2006 at 9:30 a.m. (Toronto time) in the Glenn Gould Studio at the Canadian Broadcasting Centre, 250 Front Street West, Toronto, Canada